Exhibit 99.1

2007 Annual Report

ANNUAL MEETING – MAY 8, 2008

knowledge, success,
leadership
experience
leading people or
organizations with
integrity, the ability to
inspire excellence, respect
innovation
results oriented, dynamic,
creative, leading

CANADA UNITED STATES HONG KONG CHINA INDONESIA SINGAPORE JAPAN TAIWAN MACAU MALAYSIA
PHILIPPINES VIETNAM THAILAND UNITED KINGDOM GERMANY BELGIUM BERMUDA BARBADOS AUSTRALIA

MANULIFE FINANCIAL CORPORATION

KEY PERFORMANCE MEASURES

Basic Earnings

per Common Share

(C$)

1.67 1.83 2.05 2.53 2.81

3.0

2.5

2.0

1.5

1.0

0.5

0.0

2003 2004 2005 2006 2007

Basic earnings per common share increased by 11 per cent over 2006 to a record of $2.81 per share.

On a constant currency basis, earnings per share grew by 17 per cent, in excess of our medium term target of 15 per cent.

Continued strong track record of growth with a five year compound annual growth rate of 14 per cent.

Premiums and Deposits

(C$ billions)

0 10 20 30 40 50 60 70

2003 31.0

2004 50.4

2005 61.3

2006 64.9

2007 69.4

Premiums and deposits were $69.4 billion, up seven per cent over 2006 and up 12 per cent on a constant currency basis.

Shareholders’ Net Income

(C$ millions)

1,539 2,550 3,294 3,985 4,302

5,000

4,000

3,000

2,000

1,000

0

2003 2004 2005 2006 2007

Record shareholders’ net income of $4,302 million, an eight per cent increase over 2006. On a constant currency basis, shareholders’ net income grew by 14 per cent.

Fourteenth consecutive year of record earnings.

Funds Under Management

(C$ billions)

0 50 100 150 200 250 300 350 400 450

2003 154.2

2004 347.5

2005 371.7

2006 414.4

2007 396.3

Funds under management of $396.3 billion, a decrease of $18.1 billion from 2006. On a constant currency basis, total funds under management grew by eight per cent or $35.2 billion from 2006, due to strong top line growth, good retention and a rise in equity market values during the year.

Return on Common

Shareholders’ Equity

(per cent)

17.7 13.7 14.1 16.8 18.4

20

15

10

5

0

2003 2004 2005 2006 2007

Return on common shareholders’ equity of 18.4 per cent compared to 16.8 per cent for 2006, well above our target of 16 per cent.

In 2004, the John Hancock transaction significantly increased the capital base and resulted in a lower ROE. Results have improved consistently since that time with a fourth quarter ROE of 20.5 per cent in 2007.

Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Capital

(C$ millions)

12,068 26,861 27,275 29,553 27,527

30,000

25,000

20,000

15,000

10,000

5,000

0

2003 2004 2005 2006 2007

Total capital of $27.5 billion, decreased seven per cent from 2006 primarily due to the strengthening of the Canadian dollar, which had a negative impact of $3.2 billion. Strong earnings during the year were partially offset by shareholder dividends and share buybacks.

Significant increase in 2004 from 2003 was primarily as a result of the John Hancock merger.

Table of Contents

1	Message to Shareholders

4	Management’s Discussion and Analysis

46	Consolidated Financial Statements

46	Responsibility for Financial Reporting
47	Appointed Actuary’s Report to the Shareholders
47	Independent Auditors’ Report to the Shareholders
48	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
49	Consolidated Balance Sheets
50	Consolidated Statements of Operations
51	Consolidated Statements of Equity
52	Consolidated Statements of Comprehensive Income
53	Consolidated Statements of Cash Flows
54	Segregated Funds Consolidated Statements of Net Assets
54	Segregated Funds Consolidated Statements of Changes in Net Assets

55	Notes to Consolidated Financial Statements

55	Nature of Operations and Significant Accounting Policies
60	Changes in Accounting Policies
62	Future Accounting and Reporting Changes
62	Intangible Assets
63	Invested Assets and Investment Income
66	Policy Liabilities
71	Risk Management

73	Income Taxes
74	Consumer Notes
74	Long-Term Debt
75	Liabilities for Preferred Shares and Capital Instruments
76	Non-Controlling Interest in Subsidiaries
77	Share Capital
77	Capital Management
79	Accumulated Other Comprehensive Income (Loss) (“AOCI”)
79	Stock-Based Awards
80	Employee Future Benefits
84	Variable Interest Entities
87	Commitments and Contingencies
89	Fair Value of Financial Instruments
89	Derivative and Hedging Instruments
91	Segmented Information
94	Material Differences Between Canadian and United States Generally Accepted Accounting Principles
110	Comparatives

111	Source of Earnings

113	Embedded Value

115	Principal Subsidiaries

117	Board of Directors

117	Corporate Officers

118	Office Listings

119	Shareholder Information

2007 Annual Report

Our Values

Our vision is to be the most professional life insurance company in the world, providing the very best financial protection and investment management services tailored to customers in every market where we do business.

Our Values:

In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values:

Professionalism

We will be recognized as having professional standards. Our employees and agents will possess superior knowledge and skill, for the benefit of our customers.

Real Value to Our Customers

We are here to satisfy our customers. By providing the highest quality products, services, advice and sustainable value, we will ensure our customers receive excellent solutions to meet their individual needs.

Integrity

All of our dealings are characterized by the highest levels of honesty and fairness. We develop trust by maintaining the highest ethical practices.

Demonstrated Financial Strength

Our customers depend on us to be here in the future to meet our financial promises. We earn this faith by maintaining uncompromised claims paying ability, a healthy earnings stream, and superior investment performance results, consistent with a prudent investment management philosophy.

Employer of Choice

Our employees will determine our future success. In order to attract and retain the best and brightest employees, we will invest in the development of our human resources and reward superior performance.

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisition and growth.

As at December 31, 2007, Manulife Financial had capital of C$27.5 billion, including C$23.6 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Rating Agency	Rating
A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa1	(2nd of 9 categories)
Standard and Poor’s	AAA	(1st of 8 categories)

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, the ability to complete acquisitions and execute strategic plans, general business and economic conditions including market price volatility, interest rate changes and currency rates. Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, the ability to adapt products and services to the changing market, the ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives and environmental concerns. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

2007 Annual Report

Message to Shareholders

2007 was another exceptional year for Manulife during which, I am very pleased to report, our fine Company achieved strong growth in earnings, a substantial increase in new business embedded value and record sales in virtually all of our operating divisions.

Throughout the years, one of my consistent themes in these messages has been

Dominic D’Alessandro President and Chief Executive Officer	our vision of being the most professional life insurance company in the world. We continued to make significant progress toward achieving this vision in 2007, as demonstrated by the innovation of products across multiple regions, growth of our distribution networks and our sustained commitment to providing our clients with the highest quality service in the world. This unrelenting focus has led us to achieve leadership in all of our key markets, including the highly coveted #1 market share in U.S. life sales.

Last year I wrote of our collaborative approach across markets as we share ideas and expertise. This philosophy is exemplified by the recent expansion of our flourishing guaranteed minimum withdrawal benefit product. Launched in the U.S. variable annuity market in late 2003, it has since been successfully introduced as a ground breaking product category in Canada and several Asian markets. We are now remodeling this offering for new market segments; 2008 will see us introduce a version of this product to the U.S. group pensions market.

Our distribution capabilities were also greatly enhanced in 2007. The acquisition of Berkshire-TWC Financial Group in Canada, a new partnership with Edward Jones in the U.S., expanded bank distribution for our variable annuity product in Japan and an increase of over 3,500 agents in Asia and Japan all bode well for our Company’s ability to reach new customers in the future.

This is my fifteenth annual message and I believe that Manulife is as strong and disciplined today as it has ever been. The diversified nature of our Company, combined with a prudent risk management framework, enabled Manulife to successfully weather a number of significant challenges in 2007, including volatile equity markets, currency and interest rate fluctuations and the much publicized sub-prime crisis.

Manulife remains one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest AAA rating. In 2007, our Company was upgraded to Moody’s Investor Services’ Aa1 rating, further validation of the quality of our financial and risk management processes. I’m also very pleased that once again Manulife ranked first overall in the Globe and Mail’s annual ranking of corporate governance in Canada. We have led these rankings in four of the past six years.

I am very fortunate to work with one of the most talented management teams in our industry. I strongly believe that a company succeeds or fails on the merits of its leadership. To that end, our ongoing commitment to building a high caliber talent pipeline and establishing comprehensive succession plans for each business has been a significant factor in our continued success. That the Company enjoys a high degree of employee engagement is testimony to this.

Year in Review

In 2007, Manulife delivered record shareholders’ earnings, surpassing $4 billion for the first time in our Company’s history. Our total of $4,302 million represents fully diluted earnings of $2.78 per share, an 11 per cent increase over 2006. Return on common shareholders’ equity increased by 160 basis points to a record 18.4 per cent, substantially exceeding our target of 16 per cent. These results were fuelled by record sales from virtually every line of business. New business embedded value was also up sharply to $2,189 million an increase of 18 per cent over the prior year.

This strong performance was achieved in spite of the adverse effect of a weakening U.S. dollar which reduced earnings by $227 million and without any relaxation of our disciplined reserving practices. The profit margins in our actuarial liabilities, referred to as provisions for adverse deviations (PfADs), increased substantially during the year as shown on page 36 of this report.

I am also pleased to report that Manulife was again able to return significant capital to our shareholders in 2007. Dividends paid to common shareholders totaled $1.3 billion and on a per share basis increased 21 per cent over 2006. The Company also repurchased 56.4 million common shares this past year at an aggregate cost of $2.2 billion. In total, over $3.5 billion of capital was returned to common shareholders, in excess of 80 per cent of common shareholders’ earnings.

We also completed the redemption of all outstanding 6.10 per cent Non-Cumulative Class A Preferred Shares, Series 6 of The Manufacturers Life Insurance Company and US$492.5 million of 8.375% Capital Trust Pass-through Securities. These redemptions were part of our ongoing capital management program.

Canada

The Canadian Division enjoyed yet another extremely successful year, with both our Individual Wealth and Insurance businesses reporting record sales. Shareholders’ net income was $1,103 million, an increase of 12 per cent over 2006.

Our focus on distribution excellence continued in 2007, highlighted by our acquisition of Berkshire-TWC Financial Group in late August. This strategic acquisition significantly broadened

2007 Annual Report	1

our wealth management platform in Canada, effectively doubling our advisor base and substantially increasing our assets under administration.

2007 saw our Canadian operations continue to deliver industry leading products aimed at fulfilling the needs of one of the largest and most influential demographic groups in history – namely, baby boomers. This focus is best demonstrated by the unprecedented success experienced with the introduction of IncomePlus, an investment solution that provides predictable, sustainable income for life. With sales of more than $3 billion to date, this guaranteed minimum withdrawal benefit product was the first of its kind in the Canadian marketplace and has been recognized with a number of industry awards.

Our Group Benefits business enjoyed a milestone year, recording the largest sale in Manulife’s history (and the largest in the industry in the past decade). This mandate contributed to a year of record sales, up 36 per cent over 2006. Late in the year, we also launched Health Service Navigator, a product aimed at helping Canadians become more proactive health care consumers.

Our Group Pensions business also performed extremely well, with new sales up 120 per cent.

Manulife’s Individual Life Insurance business achieved record results in 2007, with a sales increase of 15 per cent. With a focus on operational excellence, this business has seen reduced business cycle times drive its strong results. Also noteworthy was the performance of Manulife Bank, with assets surpassing the $10 billion mark for the first time.

United States

In the U.S., where most of our business operates under the John Hancock name, our industry leading distribution network and strong product development focus continued to drive impressive results. In all, our U.S. Division contributed $1,855 million to overall company earnings in 2007. Despite the impact of foreign exchange fluctuations, earnings grew significantly due to strong sales and operational efficiencies.

In 2006, we reported that our U.S. Life business emerged as the leading provider of individual life insurance in the U.S. market in terms of new sales. Through the launch of 10 new products and ongoing service enhancements, this business has maintained its #1 market share position and once more produced record sales in 2007, up 15 per cent over the previous year. Our Long Term Care business also reported exceptional sales in 2007. Success in the large group market propelled this unit to a 24 per cent increase in sales over 2006.

U.S. Wealth Management also experienced a strong year, despite the volatility of equity markets. Perhaps most notable was the performance of Variable Annuities, which recorded sales of US$10.8 billion, an impressive 18 per cent increase over the previous year. These robust results reflect the popularity of enhancements to our guaranteed minimum withdrawal benefit product.

Our U.S. group pensions business remained a strong performer, with sales exceeding US$5 billion for the first time. In mid-2007, the business also surpassed US$50 billion in funds under management, underscoring our continued leadership in this market.

In 2007, the Retirement Income and Rollover Solutions group was established. This group positions Manulife to take full advantage of the significant demographic shift as the baby boom generation moves from wealth accumulation to income and distribution products.

Asia and Japan

In 2007, Manulife’s Asia and Japan Division contributed shareholders’ earnings of US$798 million, a 23 per cent increase over 2006 and 20 per cent of total company earnings for the year. Our Company has a long history in Asia, reaching back more than a century. 2007 marked our centennial year in the Philippines. Today, Manulife has operations in 10 countries and territories in the region. Asia and Japan represent a significant component of the Company. With some 28,000 contracted agents selling our products throughout Asia, these growing markets continue to provide significant future growth opportunities as well as important geographic diversification.

Product innovation was a key theme in Asia where our

Company leveraged its variable annuity expertise in Hong Kong, Singapore and Taiwan, introducing the first guaranteed minimum withdrawal benefit product in each of those markets.

Manulife remains a leader in the Hong Kong market where our growth is being fuelled by a continuing shift in demand toward wealth management products. Our Individual Wealth group achieved record sales figures in 2007, up 53 per cent to US$1,167 million.

We continued our strong expansion in China, with a total of 28 licensed offices, up from 17 just one year ago – amongst the largest number of offices of any foreign life insurance company operating in that country. In the second quarter of 2007, we established a new asset management company in Thailand, expanding our business interests there.

Manulife Japan continued to be a strong performer, reporting record wealth management net flows of US$2.6 billion. The business introduced a new generation of variable annuity products that has been enthusiastically adopted by our distribution partners.

Other Asia Territories also experienced record wealth management sales of US$1,505 million in 2007, representing an outstanding increase of 162 per cent compared with 2006.

It was also gratifying to see our Company’s leadership and professionalism recognized in Asia. Manulife was awarded the “Life Insurance Company of the Year” by the Asia Review Awards and we ranked fourth in the Greater China region in FORTUNE magazine’s “Top Companies for Leaders” survey.

2	2007 Annual Report

Reinsurance

Our Reinsurance Division saw premiums rise seven per cent and revenue increase eight per cent on a U.S. dollar basis. Earnings were a respectable US$246 million, despite weak equity markets and the dramatic rise of the Canadian dollar throughout the course of 2007. I am also pleased to report that the Property and Casualty business came off the peak of an extremely hard market with no significant losses over the past two years.

Investments

As noted previously, I am particularly gratified that our Company’s longstanding philosophy of financial discipline and rigorous risk management ensured that we avoided the problems arising from sub-prime loans, third party asset-backed commercial paper, monoline insurers and other exposures reported by many other financial services companies. Using a disciplined bottom up approach to building our asset mix, and a blend of asset types, we have managed to keep our portfolio well diversified and of an exceptionally high quality.

Our Investment Division experienced another excellent year, producing healthy returns across all asset classes and performing well against industry benchmarks. Alternative asset classes performed exceptionally well in 2007, with notable strength in real estate, timber and agriculture. These assets provide strong risk diversification while delivering attractive yields.

Since the time of the John Hancock merger, our bond quality has steadily improved. Credit provisions were well below plan again this year and the Company’s General Account maintained strong credit quality with 96 per cent of its bond portfolio at investment grade or better.

MFC Global Investment Management recorded net sales of $8.4 billion in 2007, an impressive 50 per cent increase over 2006. A number of MFC Global Funds were singled out for awards and industry recognition throughout the year, underscoring the continuing success and innovation of this division.

Looking Forward

As we embark on a new year, it is clear that our Company is financially strong, vibrant and well-positioned for future growth.

While the coming quarters may very well bring additional market volatility and uncertainty, I believe they may also provide important opportunities for which Manulife is uniquely positioned. While there continues to be widespread concern about a downturn in the U.S. economy, our Company’s diversification in Asia, with its robust markets, offers an array of new opportunities. Our diverse asset portfolio and disciplined risk management will also help to weather market uncertainties.

Going forward, we will continue to position our Company to take full advantage of important demographic shifts such as the aging baby boomer generation and extended life spans. These trends require original, sophisticated products that can meet the needs of a population whose health and longevity concerns are intersecting with the desire for wealth accumulation. Manulife is well qualified and ready to provide product leadership in this new era. We will continue to grow our businesses in both mature and emerging markets, backed by the finest distribution network and suite of customer-tailored offerings in the industry.

Our Company was built on a tradition of excellence through innovative product development, outstanding service and financial integrity. The strong results we recorded this year reflect the dedication, commitment and hard work of our employees, agents and producers around the globe. Together, we have built an exceptional company that is well-positioned for future growth and success.

I would like to extend a special thanks to Arthur Sawchuk, Chairman of Manulife’s Board, for his many contributions to our Company’s success. After 15 years of exceptional service to this Company, Arthur will be retiring from the Board later this year. It has been a privilege to work with Arthur over the years, and we will all miss his guidance and leadership.

I want to acknowledge another retiring Board member, Allister Graham, who made important contributions during his 12-year tenure. All of us are grateful for his wise counsel and consistent encouragement. We will miss him very much.

I would also like to thank our millions of customers around the world. We appreciate the confidence and trust you continue to place in us.

Dominic D’Alessandro

President and Chief Executive Officer

2007 Annual Report	3

Management’s Discussion and Analysis

Financial Performance

Manulife Financial Corporation is the largest insurance company in Canada, the second largest in North America and the sixth largest in the world based on market capitalization. We provide financial protection and wealth management products and services, to both individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities and mutual funds. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance. We also provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Net Income

The Company’s shareholders’ net income for 2007 was $4,302 million, up eight per cent from $3,985 million reported in 2006. The increase in earnings was a result of business growth including higher fee income related to the growth in funds under management across all wealth management businesses and strong investment performance. In 2007, the changes in actuarial methods and assumptions contributed $33 million to shareholders’ net income compared to $24 million in 2006. These increases were partially offset by a charge for asset repositioning at the beginning of 2007 as a result of moving to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”; less favourable credit experience compared to a very strong 2006; and the non-recurrence of unusually strong investment results in the John Hancock Fixed Products business in 2006. The strengthened Canadian dollar reduced earnings by $227 million.

Summary Statements of Operations

For the years ended December 31
(Canadian $ in millions, unless otherwise stated)	2007	2006	2005
Revenue
Premium income	$19,744	$19,104	$18,587
Investment income
Investment income	9,531	10,193	9,849
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240	87
Other revenue	5,448	4,657	4,166
Total revenue	$35,533	$34,194	$32,689
Policy benefits	$20,211	$19,912	$19,871
General expenses	3,387	3,352	3,404
Investment expenses	983	841	746
Commissions	4,008	3,546	3,338
Interest expense	1,032	932	762
Premium taxes	248	270	244
Non-controlling interest in subsidiaries	58	5	2
Total policy benefits and expenses	$29,927	$28,858	$28,367
Income before income taxes	$5,606	$5,336	$4,322
Income taxes	(1,377)	(1,366)	(1,031)
Net income	$4,229	$3,970	$3,291
Loss attributed to participating policyholders	73	15	3
Net income attributed to shareholders	$4,302	$3,985	$3,294
Preferred share dividends	(30)	(30)	(14)
Net income available to common shareholders	$4,272	$3,955	$3,280
Diluted earnings per share	$2.78	$2.51	$2.03
Dividends per common share	$0.88	$0.73	$0.58

4	2007 Annual Report

Earnings per Common Share and Return on Common Shareholders’ Equity

Diluted earnings per common share for 2007 were $2.78, up 11 per cent from $2.51 in 2006. The return on common shareholders’ equity for 2007 was 18.4 per cent, up from 16.8 per cent for 2006. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (“AOCI”) on available-for-sale (“AFS”) securities and cash flow hedges.

Premiums and Deposits

Premiums and deposits for 2007 were $69.4 billion, up seven per cent compared to $64.9 billion in 2006. The strengthened Canadian dollar dampened the growth in premiums and deposits. On a constant currency basis, premiums and deposits increased by 12 per cent.

General fund premiums were $19.7 billion in 2007, up three per cent from $19.1 billion in 2006, driven primarily by increased utilization of John Hancock Variable Annuity’s Dollar Cost Averaging Program, which enables customers to purchase Variable Annuities over time by means of monthly payments. On a constant currency basis, premiums in our life businesses increased as a result of both sales and in-force business growth.

Segregated fund deposits were $37.2 billion in 2007, up 12 per cent from $33.3 billion in 2006. This growth was driven by strong sales of guaranteed minimum withdrawal benefit products and higher recurring deposits from the growing block of in-force participants in our wealth management businesses.

Mutual fund deposits were $9.4 billion, up one per cent from $9.3 billion in 2006. The growth was a result of expansion of our fund offerings in Hong Kong and the Other Asia Territories. ASO premium equivalents were $2.4 billion in 2007, up seven per cent from $2.2 billion in 2006 and relate to administrative services in Canadian Group Benefits. Other fund deposits of $0.7 billion declined from $1.1 billion in 2006 due to the suspension of SignatureNotes sales resulting from the current low inflation environment, which makes these inflation-indexed products less competitive. Other funds include College Savings products, SignatureNotes and Private Managed Accounts within U.S. Wealth Management.

Premiums and Deposits

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
General fund premiums	$19,744	$19,104	$18,587
Segregated fund deposits	37,227	33,287	31,786
Mutual fund deposits	9,368	9,270	7,408
ASO premium equivalents	2,373	2,225	2,150
Other fund deposits	726	1,053	1,375
Total premiums and deposits	$69,438	$64,939	$61,306

Investment Income

Investment income was $10.3 billion for 2007, down one per cent from $10.4 billion reported in 2006 due to the impact of the strengthened Canadian dollar and less favourable credit experience compared to a very strong 2006. This was largely offset by an increase in general fund net assets and appreciation of real estate and timber holdings.

Investment Income

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Interest income	$8,212	$8,281	$8,084
Dividend, rental and other income	900	809	687
Provision for impairment, net	(44)	(1)	(140)
Realized gains on assets backing surplus[1]	463	1,104	1,218
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240	87
Total investment income	$10,341	$10,433	$9,936
Yield	6.4%	6.7%	6.2%

[1]	Amounts in 2006 and 2005 include amortization of deferred net realized gains and move to market adjustments for stock securities.

Other Revenue

Other revenue was $5.4 billion for 2007, up 17 per cent from $4.7 billion in 2006. Fee income in the wealth management businesses increased due to higher average assets under management.

Policy Benefits

Policy benefits were $20.2 billion for 2007, up two per cent from $19.9 billion in 2006. Maturity and surrender benefits declined, down 17 per cent from 2006 due to lower scheduled maturities in John Hancock Fixed Products institutional products. Policy benefits expense increased by $1.5 billion related to the change in actuarial liabilities. The increase is due to growth in premiums; changes in maturities and surrenders; and business growth.

2007 Annual Report	5

Policy Benefits

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Death, disability and other claims	$6,104	$5,949	$6,449
Maturity and surrender benefits	8,111	9,814	10,398
Annuity payments	3,098	3,316	3,366
Policyholder dividends and experience rating refunds	1,556	1,528	1,569
Net transfers to segregated funds	952	432	465
Change in actuarial liabilities	390	(1,127)	(2,376)
Total policy benefits	$20,211	$19,912	$19,871

General Expenses

General expenses were $3.4 billion in both 2007 and 2006. On a constant currency basis, expenses were up four per cent due to increased personnel expense from higher staff levels to support business growth and normal compensation increases.

Investment Expenses

Investment expenses were $983 million, up 17 per cent from $841 million in 2006. The increase is primarily due to higher sub-advisory fees from growth in segregated fund assets.

Investment Expenses

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Related to invested assets	$376	$336	$313
Related to segregated, mutual and other funds[1]	607	505	433
Total investment expenses	$983	$841	$746

[1]	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

Commissions

Commissions were $4.0 billion in 2007, up 13 per cent from $3.5 billion in 2006. The increase was driven by strong sales, particularly within John Hancock Variable Annuities and Canadian Individual Wealth Management where sales increased 18 per cent and 27 per cent respectively.

Interest Expense

Interest expense was $1,032 million in 2007, up 11 per cent from $932 million in 2006. The increase was primarily due to an increase in bank deposit volumes in the Canadian banking operations.

Income Taxes

Income taxes were $1,377 million in 2007, up one per cent from $1,366 million in 2006. The effective tax rate in 2007 was 24.6 per cent and in 2006 was 25.6 per cent. The reduction in effective tax rate in 2007 was primarily due to the higher impact of international operations in 2007.

Funds Under Management

Funds under management were $396.3 billion as at December 31, 2007, $18.1 billion lower than $414.4 billion reported a year ago. The decrease was attributable to the $53 billion negative impact of the strengthened Canadian dollar and $2.2 billion of scheduled maturities of John Hancock Fixed Products institutional products, partially offset by strong net policyholder cash flows and favourable equity market performance.

Funds Under Management

As at December 31

(Canadian $ in millions)	2007	2006	2005
General fund	$161,300	$171,320	$166,548
Segregated funds held by policyholders [1]	174,981	172,259	139,855
Mutual and other funds [1]	60,067	70,805	65,345
Total funds under management	$396,348	$414,384	$371,748

[1]

Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund. Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

6	2007 Annual Report

Fourth Quarter Results

Net Income

The Company’s shareholders’ net income for the fourth quarter of 2007 was $1,144 million, four per cent higher than $1,100 million reported a year earlier. The increase in earnings was a result of higher fee income related to the growth in funds under management in the wealth management businesses and strong investment performance, partially offset by the unfavourable impact of equity markets on segregated fund guarantee reserves and the decline in interest rates. The strengthened Canadian dollar reduced earnings by $163 million.

Premiums and Deposits

Premiums and deposits for the quarter were $17.4 billion, up 10 per cent from $15.8 billion reported in the fourth quarter of 2006. This increase reflects growth across all of our divisions, including record sales for John Hancock Life, Canadian Individual Life and Canadian Individual Wealth Management. On a constant currency basis, premiums and deposits grew by 23 per cent.

Financial Highlights

For the quarter ended December 31

(Canadian $ in millions)	2007	2006
Shareholders’ net income	$1,144	$1,100
Premiums and deposits	$17,414	$15,819

Moving Forward

We are well positioned in each of the markets in which we operate and our global diversity provides us with one of the best growth platforms in the industry. Our more than 22,000 employees and thousands of distribution partners serve millions of customers in 19 countries and territories around the world. Our diverse international operations allow us to leverage our people, products, technology and expertise quickly and effectively in new markets.

2007 Annual Report	7

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. Our John Hancock Life business focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. Our John Hancock Long Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at home care. We distribute our products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies offering innovative insurance and wealth management solutions to individuals, families and businesses.

In 2007, U.S. Insurance contributed 17 per cent of the Company’s shareholders’ net income, nine per cent of total premiums and deposits and as at December 31, 2007, accounted for 14 per cent of the Company’s funds under management.

Financial Performance

U.S. Insurance’s shareholders’ net income for 2007 was $755 million, an increase of 21 per cent from $622 million reported in 2006. On a U.S. dollar basis, earnings increased 31 per cent driven by business growth and strong investment results. This increase was partially offset by unfavourable claims experience in John Hancock Long Term Care, lower mortality gains in John Hancock Life compared to the strong results in 2006 and increased losses on new business as a result of record sales during the year from both businesses.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$5,279	$5,488	$5,382	$4,942	$4,839	$4,450
Investment income
Investment income	2,884	2,982	2,868	2,691	2,630	2,369
Realized and unrealized gains on assets supporting policy liabilities	413	–	–	462	–	–
Other revenue	627	614	620	585	542	512
Total revenue	$9,203	$9,084	$8,870	$8,680	$8,011	$7,331
Policyholder benefits	$5,927	$6,051	$6,091	$5,587	$5,336	$5,030
General expenses	615	610	574	575	538	474
Investment expenses	133	124	98	125	109	83
Commissions	1,253	1,196	1,042	1,183	1,055	863
Other	140	168	138	131	148	114
Total policy benefits and expenses	$8,068	$8,149	$7,943	$7,601	$7,186	$6,564
Income before income taxes	$1,135	$935	$927	$1,079	$825	$767
Income taxes	(380)	(313)	(313)	(361)	(276)	(259)
Net income attributed to shareholders	$755	$622	$614	$718	$549	$508

Premiums and Deposits

Premiums and deposits were $6.5 billion, down three per cent from $6.7 billion reported in 2006. On a U.S. dollar basis, premiums and deposits increased by three per cent due to higher renewal premiums and deposits resulting from John Hancock Life’s in-force business growth as well as increased sales and in-force business growth in John Hancock Long Term Care.

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			U .S. $
	2007	2006	2005	2007	2006	2005
Premium income	$5,279	$5,488	$5,382	$4,942	$4,839	$4,450
Segregated fund deposits	1,259	1,225	1,284	1,177	1,080	1,060
Total premiums and deposits	$6,538	$6,713	$6,666	$6,119	$5,919	$5,510

Funds Under Management

Funds under management decreased eight per cent, or $4.9 billion, to $56.4 billion at December 31, 2007 as a result of the strengthened Canadian dollar. On a U.S. dollar basis, funds under management grew by nine per cent primarily as a result of business growth in both John Hancock Life and John Hancock Long Term Care.

8	2007 Annual Report

Funds Under Management

As at December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$45,037	$48,675	$46,507	$45,578	$41,770	$39,889
Segregated funds	11,387	12,583	11,374	11,525	10,798	9,755
Total funds under management	$56,424	$61,258	$57,881	$57,103	$52,568	$49,644

Moving Forward

Our goal in U.S. Insurance is to profitably grow the industry leading positions we hold in both the John Hancock Life and John Hancock Long Term Care insurance markets, while expanding the JHFN national network of independent career agencies.

The anticipated transfer of generational wealth by the baby boomer population segment is expected to provide a favorable environment as John Hancock Life seeks to build on its record as one of its industry’s top sellers, particularly within the affluent market. To that end, John Hancock Life will continue to pursue its core strategy of product innovation, strong distribution through multiple channels, solid new business services, and sophisticated underwriting expertise. This includes delivery of a continuous stream of new products to meet market demand while achieving a high internal rate of return. Product launches planned for early 2008 include new versions of key non-guaranteed and guaranteed universal life products, as well as the continued roll-out of our new Standard Plus underwriting class, which will further enhance our competitive position. John Hancock Life’s distribution strategy focuses on fuller development of existing distribution relationships and the establishment of new ones along all points of the sales chain. The addition of more wholesalers to reach more producers is a priority. Improving new business service levels is another goal, one that we expect will become a competitive advantage. This will be accomplished by reducing processing times through targeted initiatives and the use of technology. Our competitive underwriting advantage will be maintained by investing in internal training and development programs to ensure a consistent supply of talent as the business grows.

Demographic trends are also favorable for the John Hancock Long Term Care business as it aims to establish a #1 market share position in Retail, up from #2, and to maintain and grow its #1 position in Group. Product leadership, distribution depth and service excellence will be the key means to achieve these goals. Leading Edge continues to be promoted in the individual market, and CorporateChoice and Corporate Solutions in the small-to-mid size group market segments. A Guaranteed Increase Option rider has been recently added to Leading Edge, enhancing product appeal and flexibility for consumers. Distribution initiatives in 2008 will focus on the end seller as the primary customer, and include establishing a national network of third party wholesalers to support under-served producers. The distributor experience with John Hancock will be enhanced by a streamlined new business process, improved response time and increased accuracy, whereas consumers are expected to benefit from ongoing improvements to the claims management systems and processes.

JHFN is the leading distributor of our life and long-term care insurance products, and also continues to be a significant seller of John Hancock’s wealth management products. We expect to drive sales growth in the coming year through further development and expansion of both career agents and agencies. We have established strong relationships with our agencies and are developing programs that will continue to attract new financial representatives to our organization.

2007 Annual Report	9

U.S. Wealth Management

Our U.S. Wealth Management operation provides a variety of personal and family oriented wealth management products and services to select individual and business markets, and also provides institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has four core business lines.

■	John Hancock Retirement Plan Services provides 401(k) plans to small and medium-sized businesses.

■	John Hancock Variable Annuities offers products primarily to middle and upper-income individuals.

■	John Hancock Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Fixed Products offers fixed deferred and immediate annuities to individuals, and payout annuities and a variety of fee- and spread-based products to institutional clients.

In 2007, U.S. Wealth Management contributed 26 per cent of the Company’s shareholders’ net income, 51 per cent of total premiums and deposits, and as at December 31, 2007, accounted for 44 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management’s shareholders’ net income for 2007 was $1,100 million, a decrease of three per cent from $1,136 million reported in 2006. On a U.S. dollar basis, earnings increased two per cent, led by higher fee income on higher average assets in John Hancock Variable Annuities and John Hancock Retirement Plan Services and the favourable impact of updating acquisition cost amortization schedules in Variable Annuities. Offsetting this earnings growth was the non-recurrence of unusually strong investment results in the John Hancock Fixed Products business in 2006.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$4,285	$3,741	$3,265	$4,046	$3,298	$2,704
Investment income
Investment income	2,422	2,858	3,020	2,258	2,520	2,494
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	62	–	–	71	–	–
Other revenue	2,733	2,412	2,052	2,552	2,127	1,697
Total revenue	$9,502	$9,011	$8,337	$8,927	$7,945	$6,895
Policyholder benefits	$5,380	$5,031	$4,866	$5,082	$4,434	$4,025
General expenses	794	784	790	740	692	653
Investment expenses	503	455	371	471	400	309
Commissions	1,154	1,003	923	1,080	886	763
Other	166	158	176	157	139	146
Total policy benefits and expenses	$7,997	$7,431	$7,126	$7,530	$6,551	$5,896
Income before income taxes	$1,505	$1,580	$1,211	$1,397	$1,394	$999
Income taxes	(405)	(444)	(343)	(373)	(392)	(283)
Net income attributed to shareholders	$1,100	$1,136	$868	$1,024	$1,002	$716

Premiums and Deposits

Premiums and deposits were $35.3 billion, unchanged from $35.3 billion reported in 2006. On a U.S. dollar basis, premiums and deposits increased by six per cent over 2006 due to growth in the Variable Annuities and Retirement Plan Services businesses. General fund premiums represented 12 per cent of total premiums and deposits and were primarily attributable to our Fixed Products business. These premiums also include the fixed rate investment option on Retirement Plan Services and Variable Annuities products. General fund premium growth of 23 per cent was primarily due to increased utilization of Variable Annuities’ Dollar Cost Averaging program partially offset by lower fixed deferred annuity sales.

Segregated fund deposits represented 65 per cent of total premiums and deposits in 2007 and are attributable to our Variable Annuities and Retirement Plan Services businesses. Variable Annuities segregated fund deposits of U.S. $9.2 billion grew eight per cent on record 2007 sales from the strength of the guaranteed minimum withdrawal benefit rider products, including Income Plus For Life (IPFL) launched in the second quarter of 2007 and Principal Plus For Life (PPFL). Retirement Plan Services segregated fund deposits of U.S. $11.8 billion increased four per cent due to higher recurring deposits from the growing block of in-force participants partially offset by the non-recurrence of the U.S. $0.6 billion deposit in 2006 for the John Hancock staff 401(k) pension plan.

Mutual fund deposits of U.S. $7.0 billion were one per cent higher than the prior year. Mutual fund deposits benefited from expanded distribution and the higher sales of Lifestyle funds and other funds managed by MFC affiliated sub-advisors. However, market demand for mutual funds in general was negatively impacted by turmoil in the equity markets. Included in other fund deposits are deposits from Private Client Group and College Savings products and deposits received on Fixed Products’ SignatureNotes. Other

10	2007 Annual Report

fund deposits of U.S. $0.7 billion declined 28 per cent from the prior year due to the suspension of SignatureNotes sales resulting from the current low inflation environment, which makes these inflation-indexed products less competitive.

Premiums and Deposits

For the years ended December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Premium income	$4,285	$3,741	$3,265	$4,046	$3,298	$2,704
Segregated fund deposits	22,831	22,645	20,208	21,233	19,962	16,715
Mutual fund deposits	7,472	7,828	5,384	6,958	6,903	4,449
Other fund deposits	726	1,053	1,375	669	927	1,135
Total premiums and deposits	$35,314	$35,267	$30,232	$32,906	$31,090	$25,003

Funds Under Management

Funds under management declined by 11 per cent, or $20.7 billion, to $176.0 billion at December 31, 2007, as the impact of the strengthened Canadian dollar more than offset strong business growth. On a U.S. dollar basis, however, funds under management increased by six per cent. This growth was principally within segregated funds due to both continued strong net policyholder cash flows and the cumulative effect of favourable equity market performance over the twelve month period in Retirement Plan Services and Variable Annuities. Other funds increased 11 per cent due to positive cash flows into 529 College Savings plans. Mutual Funds declined eight per cent largely due to redemptions from one underperforming fund. General funds under management declined six per cent primarily due to the excess of scheduled maturities over new sales within Fixed Products.

Funds Under Management

As at December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$35,791	$44,947	$52,051	$36,221	$38,570	$44,644
Segregated funds	108,878	112,269	89,996	110,189	96,344	77,191
Mutual funds	27,585	35,499	30,248	27,917	30,464	25,944
Other funds	3,713	3,957	3,438	3,759	3,396	2,949
Total funds under management	$175,967	$196,672	$175,733	$178,086	$168,774	$150,728

Moving Forward

With businesses positioned to meet growing demand among baby boomers for retirement products, expansion of market share is a key goal for U.S. Wealth Management in 2008. John Hancock Variable Annuities is aiming for a #1 market share position, while John Hancock Mutual Funds is striving to become a top tier firm in the non-proprietary market. John Hancock Retirement Plan Services, already the leader in its principal market, is moving into new ones while growing its in-force block. John Hancock Fixed Products is repositioning itself, focusing on expanding fixed retirement income, fee based, structured settlement, and retail fixed deferred products, while strategically slowing its presence in institutional investment based products. Our U.S. Wealth Management businesses are working continually to ensure that growth is profitable and that operating efficiencies improve. Strategically, we are focused on expanding our distribution footprint, developing innovative products, and providing exceptional service.

Deepening distribution is a top priority amongst all our businesses for 2008. Variable Annuities will focus on wholesaler expansion to reach more producers in a given territory. Expansion of selling agreements with large firms, notably the early 2008 launch with Edward D. Jones, will be a major initiative. Capturing market share in banks is a priority for Variable Annuities, continuing to build on the strong growth in this channel in 2007. Retirement Plan Services will seek to leverage existing relationships within the U.S. Wealth Management organization to gain access to firms like Morgan Stanley, Edward D. Jones and Bank of America. Within Mutual Funds, an expanded sales team is ensuring increased breadth and penetration, including inroads onto key platforms.

Regarding products, in 2008, Retirement Plan Services is introducing its Guaranteed Income For Life product, providing an income guarantee for both the accumulation and income phases of retirement. Built exclusively for the 401(k) market, Guaranteed Income For Life not only enables investors to participate in equity markets while protecting their investments from market downturns, it also ensures that participants will never outlive their income.

Coming off a record-setting year in 2007, Variable Annuities will continue its efforts in the “Income Now” market with its Principal Returns rider, and will continue to address its principal “Income Later” market with refinements to its popular Income Plus For Life withdrawal benefit rider.

Fixed Products’ new product strategy focuses on development of an innovative deferred fixed retirement product while continuing to grow its Payout Annuities and Fee-based products. Mutual Funds will continue to opportunistically launch new innovative funds designed to provide a steady stream of retirement income to our customers. In addition, the adoption of the Rainier Large Cap Growth Equity Portfolio in early 2008 marks the continuation of a series of strategic fund adoptions or acquisitions for JH Mutual Funds, intended to fill out its product line.

Across U.S. Wealth Management, service improvements are in the works for 2008, including the build-out of infrastructure to support new capabilities through automation and web-based initiatives. Notably, a new unit within U.S. Wealth Management, known as Retirement Income and Rollover Solutions, is creating “cross-sell” opportunities among our various business units with the aim of helping advisors capture wealth assets for the lifetime of a client.

2007 Annual Report	11

Canadian Division

Our Canadian Division is one of the leading life insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual wealth management product offerings include segregated funds and fixed annuities, individual investment and banking products and mutual funds. Our individual insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products to members of affinity organizations, such as professional associations, and to the customers of financial institutions.

In 2007, Canadian Division contributed 26 per cent of the Company’s shareholders’ net income, 23 per cent of total premiums and deposits and, as at December 31, 2007, accounted for 22 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s shareholders’ net income for 2007 was $1,103 million, an increase of 12 per cent from $981 million reported in 2006. The increase in earnings was attributable to business growth, primarily in segregated fund assets under management and Manulife Bank, and strong investment gains. In Individual Insurance, claims experience was even more favourable than the strong results of a year ago. In both 2007 and 2006 the federal government enacted reductions in future corporate tax rates, and in 2006 there were changes in the Ontario tax rules with respect to investment income tax. While these changes contributed positively to earnings in both years, the 2007 impact was less favourable than in 2006, dampening the year over year earnings growth.

Net income attributable to participating policyholders was $3 million, as compared to a loss of $61 million in 2006. The loss in 2006 was primarily attributable to changes in actuarial assumptions related to a previously acquired block of participating business; a special dividend declared to policyholders of Manulife Canada Limited, formerly Zurich Life Insurance Company of Canada; and the impact of new business.

Summary Statements of Operations

For the years ended December 31 (Canadian $ in millions)	2007	2006	2005
Revenue
Premium income	$6,208	$5,932	$5,761
Investment income
Investment income	2,803	2,924	2,684
Realized and unrealized (losses) gains on assets supporting policy liabilities	(210)	240	87
Other revenue	996	798	734
Total revenue	$9,797	$9,894	$9,266
Policyholder benefits	$5,656	$6,402	$6,126
General expenses	976	926	882
Investment expenses	268	214	200
Commissions	952	771	726
Other	513	411	287
Total policy benefits and expenses	$8,365	$8,724	$8,221
Income before income taxes	$1,432	$1,170	$1,045
Income taxes	(326)	(250)	(248)
Net income	$1,106	$920	$797
Less net income (loss) attributed to participating policyholders	3	(61)	(12)
Net income attributed to shareholders	$1,103	$981	$809

Premiums and Deposits

Premiums and deposits for the year ended December 31, 2007 were $16.1 billion, up 19 per cent from $13.5 billion reported in 2006, led by record segregated fund deposits in our wealth management businesses. Strong growth in Group Savings and Retirement Solutions reflected new sales, driven by several large cases including one of the largest defined contribution pension plans in Canada, and recurring deposit activity from a growing block of in-force participants. Individual Wealth Management’s deposits reflected the continued sales success of the IncomePlus guaranteed minimum withdrawal benefit product introduced to the Canadian market late last year. The year over year increase in general fund premiums and ASO premium equivalents was primarily attributable to business growth in Group Benefits.

Premiums and Deposits

For the years ended December 31 (Canadian $ in millions)	2007	2006	2005
Premiums	$6,208	$5,932	$5,761
Segregated fund deposits	6,982	4,619	4,514
Mutual fund deposits	558	761	1,107
ASO premium equivalents	2,373	2,225	2,150
Total premiums and deposits	$16,121	$13,537	$13,532

12	2007 Annual Report

Funds Under Management

Funds under management of $86.1 billion at December 31, 2007 increased by 11 per cent from $77.4 billion at December 31, 2006 primarily due to growth in segregated fund assets and Manulife Bank. Strong net sales drove the increase in segregated funds, reflecting the impact of record sales combined with improved retention experience in our wealth management businesses. Manulife Bank assets exceeded $10 billion, an increase of 26 per cent from a year ago due to the continued success of its loan and mortgage products.

Funds Under Management

As at December 31 (Canadian $ in millions)	2007	2006	2005
General fund	$51,466	$46,509	$42,424
Segregated funds	31,391	27,448	23,443
Mutual and other funds	3,286	3,441	3,152
Total funds under management	$86,143	$77,398	$69,019

Moving Forward

Our vision is to be the premier life insurance based financial services organization in Canada with a reputation for innovative products, excellent service, and professional value-added advice to meet the needs of our customers. Our focus on distribution expansion, product innovation, cross-business unit collaboration opportunities and service excellence leverages the strong Manulife brand to achieve these goals.

Enhancing our strong multi-channel distribution capabilities is critical to the success of all of our businesses. Our distribution success in Individual Insurance and Individual Wealth Management has been built on a diversified, independent distribution platform, and this will continue for the foreseeable future. The key to success in individual distribution is to become an advisor’s number one supplier and with this in mind, we have built a diverse portfolio of superior products and services to support advisors in meeting the needs of their customers. In 2007, through the acquisition of Berkshire-TWC Financial Group (“Berkshire”), we doubled our dealer advisor base, provided all of our advisors with access to securities sales through Berkshire’s Investment Dealer Association (“IDA”) licensed organization, and substantially increased our assets under management. Going forward, we will continue to focus on developing relationships with these new advisors to expand their knowledge and sales of Manulife’s proprietary products and services. In addition, we will continue to expand and enhance our other individual distributor relationships. Manulife Bank plans to capitalize on its sales momentum through further distribution expansion, doubling its number of banking consultants by 2010. On the group side, we will focus on improving market penetration in targeted areas and have several initiatives underway to expand our reach in the MGA and independent advisor channels. We are also increasing the focus on working across all our business units to capitalize on existing advisor and customer relationships as an opportunistic approach for organic growth.

Service excellence and product innovation are key for all our businesses, underlying both sales growth and customer retention. We continually strive to improve service to advisors and customers and be known as the preferred carrier with which to do business, providing integrated solutions to meet customers’ needs. Our individual businesses are working to implement a retail service strategy to improve the service experience for shared advisors and customers.

Changing demographics and health care reform present evolving opportunities for growth as aging baby boomers approach retirement. To address this, Individual Insurance has established a product team tasked with developing product and marketing ideas to respond to the needs of the changing demographic in the marketplace over the next five years. In 2007, we introduced a new long-term care product and going forward will focus on developing awareness of both long-term care and critical illness coverage in the marketplace. Product launches planned for early 2008 include a revised whole life insurance product – Performax Gold – which, along with our universal life product offerings, enhances our portfolio of permanent life insurance products available to customers. Individual Wealth Management continues to focus on products which support wealth accumulation and preservation throughout retirement. We recently launched the second generation of our guaranteed minimum withdrawal benefit product, IncomePlus, now providing a lifetime guarantee, and enhancements to this and other product offerings to support pre-retirement and retirement planning are ongoing. In addition, Manulife Bank supports advisors in providing clients with access to cash flow as part of a comprehensive financial planning strategy.

Group Benefits’ focus is on the development of new products and services in response to the changing legislative and demographic landscape in Canada, as well as maintaining a strong presence in the mature Canadian marketplace. Group Savings and Retirement Solutions’ goal is to continue to expand its share in the mid to large case market while creating innovative, value-added solutions to assist with asset rollovers.

We selectively invest in technology and infrastructure improvements to increase customer satisfaction while driving productivity gains and expense efficiencies. Our primary objectives are to support new product development and make ourselves “easier to do business with” by improving functionality and the service experience for customers and advisors. We continue to rationalize multiple administration systems, a legacy from previous merger and acquisition activity, as well as implement new technology across our businesses. In addition, we are expanding services offered over the internet, examples of which include the ongoing development of end-to-end processing for transactions with Manulife Bank and Affinity Markets.

2007 Annual Report	13

Asia and Japan Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

In 2007, Asia and Japan Division contributed 20 per cent of the Company’s shareholders’ net income, 15 per cent of total premiums and deposits and as at December 31, 2007, accounted for 11 per cent of the Company’s funds under management.

Financial Performance

Asia and Japan Division’s shareholders’ net income for 2007 was $858 million, an increase of 17 per cent from $734 million reported in 2006. On a U.S. dollar basis earnings increased 23 per cent driven by the impact of rising equity markets on investment income in Hong Kong and in the Other Asia Territories and by increased fee income from the growth in funds under management across the pension and wealth management businesses. Growth in Indonesia’s earnings on in-force business, new product launches and the repricing of medical riders in Taiwan also contributed to the increase. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar and the impact of turbulent equity markets in Japan.

Net loss attributable to the participating policyholders was $31 million as compared to income of $46 million in 2006. The major contributor to the loss in 2007 was changes in actuarial assumptions related to the par segment’s portion of increased future policyholder benefits.

Summary Statements of Operations

For the years ended December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$2,946	$2,933	$2,962	$2,753	$2,588	$2,448
Investment income
Investment income	747	863	716	689	761	592
Realized and unrealized gains on assets supporting policy liabilities	516	–	–	497	–	–
Other revenue	767	515	354	723	454	294
Total revenue	$4,976	$4,311	$4,032	$4,662	$3,803	$3,334
Policyholder benefits	$2,583	$2,083	$1,908	$2,432	$1,839	$1,575
General expenses	598	564	574	560	498	474
Investment expenses	58	44	35	54	39	29
Commissions	645	566	624	604	498	517
Other	93	84	81	87	73	67
Total policy benefits and expenses	$3,977	$3,341	$3,222	$3,737	$2,947	$2,662
Income before income taxes	$999	$970	$810	$925	$856	$672
Income taxes	(172)	(190)	(69)	(159)	(168)	(57)
Net income	$827	$780	$741	$766	$688	$615
Less net (loss) income attributed to participating policyholders	(31)	46	9	(32)	41	7
Net income attributed to shareholders	$858	$734	$732	$798	$647	$608

Premiums and Deposits

Premiums and deposits were $10.4 billion, up 24 per cent from $8.4 billion reported in 2006. On a U.S. dollar basis, premiums and deposits grew 33 per cent. The primary driver of the growth was Hong Kong’s wealth management and pension business, together with strong sales of the new variable annuity product in Japan. This was partially offset by the unfavourable impact of the strengthened Canadian dollar.

Premium income was consistent with last year. On a U.S. dollar basis, premium income grew by six per cent reflecting improved individual insurance sales in Indonesia and the continued growth in our China expansion. These increases were largely offset by the decline in universal life premiums in Japan and the adverse impact of the strengthened Canadian dollar.

Segregated funds grew 38 per cent driven by strong sales of unit-linked products and higher pension contributions in Hong Kong; strong sales of the new variable annuity product launched in June of this year in Japan; and sales of both our investment linked product and our new variable annuity product in Singapore. Offsetting these increases was the unfavourable impact of the strengthened Canadian dollar.

14	2007 Annual Report

Mutual fund deposits grew by 112 per cent over 2006. Deposits in Indonesia increased by 183 per cent as a result of the continued recovery in mutual fund sales since late 2006 and the expansion of our fund offerings together with a strengthened bancassurance distribution channel. Increased deposits in Hong Kong were driven by favourable market returns and the expansion of our fund offerings. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Premiums and Deposits

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Premium income	$2,946	$2,933	$2,962	$2,753	$2,588	$2,448
Segregated fund deposits	6,122	4,747	5,226	5,774	4,177	4,323
Mutual fund deposits	1,338	681	917	1,270	598	751
Total premiums and deposits	$10,406	$8,361	$9,105	$9,797	$7,363	$7,522

Funds Under Management

Funds under management grew by 15 per cent, or $5.7 billion, to $43.3 billion at December 31, 2007. On a U.S. dollar basis funds under management increased 36 per cent. Growth was fuelled by the strong net policyholder cash flows from variable annuity sales in Japan; increased business volumes in pension and wealth management products in Hong Kong and the positive impact of rising equity markets. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Funds Under Management

As at December 31 (in $ millions)	Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
General fund	$16,761	$16,560	$16,111	$16,963	$14,212	$13,819
Segregated funds	20,727	17,232	12,282	20,977	14,787	10,533
Mutual and other funds	5,779	3,744	3,303	5,848	3,213	2,834
Total funds under management	$43,267	$37,536	$31,696	$43,788	$32,212	$27,186

Moving Forward

Our vision within the Asia and Japan Division is to leverage our core strengths, including our professional agency distribution and commitment to customer service excellence, while expanding distribution through banks, financial advisors and other alternative channels and expanding our product offerings with a particular emphasis on wealth management across the region to fuel future growth.

In Hong Kong, our brand recognition has been bolstered by 1.3 million customers, our AAA rating and a professionally trained agency force of 3,500. Going forward, we will continue to diversify our distribution as we expand the bancassurance and independent financial advisory channels through the development of channel specific products, strengthening our wholesaling and account management capabilities as well as building a service platform that differentiates us from competitors. To continue the sales momentum in Wealth Management, in addition to expanded distribution, our focus is on broadening fund and manager choices and leveraging the launch of the first variable annuity product in Hong Kong. We continue to monitor proposed government initiatives to create medical savings accounts, to drive medical insurance and to provide Mandatory Provident Fund (MPF) members with choice as to where their funds are invested. We are well positioned to capitalize on opportunities that materialize as medical reform takes shape and member choice for MPF becomes a market reality.

Our core strategy in Japan is to grow our two major lines of business, Insurance and Wealth Management. The Bikkuri-Bako product launched in June 2007 re-established us as a significant player in the variable annuity business and we expect its success to continue as we expand distribution to other partners. Continued growth of our two main channels of distribution, career agents for Insurance and banks and security dealers for variable annuities, remains a key area of focus. The introduction of new channels and new products, such as products for the corporate market through independent agencies and insurance products for distribution through our bank relationships to benefit from the full deregulation of insurance product distribution through banks at the end of 2007, are expected to enhance sales momentum. A key element of our Wealth Management strategy is to continue to leverage our North American expertise in product development and distribution in order to capitalize on the growth opportunities in this sector of the market.

Our Other Asia Territories’ operations are becoming increasingly important contributors to our overall results, a trend that we expect to continue. Expansion of bancassurance distribution is a continued area of focus as evidenced by the launch of our joint venture in 2007 with China Bank in the Philippines. In 2007 we established asset management companies in Singapore, Thailand and Vietnam. We plan to further expand our asset management footprint in addition to expanding the products offered through existing operations. We were the first to launch variable annuities in Singapore and Taiwan and we plan to leverage this “first mover” advantage further in 2008.

In China our core focus continues to be geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2007 operating in 24 cities, and were approved for an additional four cities, among the most of any foreign insurance joint venture. Moving forward, our objective is to grow our operations geographically and to expand distribution and product beyond our traditional agency and insurance product focus. In 2008 a particular focus will be to leverage our sponsorship of the 2008 Beijing Olympics to enhance our brand development in China.

2007 Annual Report	15

Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In the simplest terms, reinsurance refers to the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance involving the assumption of risk from other reinsurers.

Through offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan, we provide customer-focused solutions and innovative products in the following lines of business:

■	Life – offering retrocession of traditional life mortality risk as well as specialized coverages such as structured/non-traditional solutions;

■	Property and Casualty – offering traditional property catastrophe and aviation retrocession for Property and Casualty reinsurers; and

■

International Group Program (“IGP”) – offering international employee benefits management through a network of life insurance companies (Associate Insurers) operating throughout the world to meet the group insurance and pension needs of multinational corporations and their affiliates.

In 2007, Reinsurance Division contributed six per cent of the Company’s shareholders’ net income and two per cent of the Company’s premiums and deposits.

Financial Performance

Reinsurance Division’s shareholders’ net income for 2007 was $263 million, a decrease of 11 per cent from $294 million reported in 2006. On a U. S. dollar basis, earnings decreased by five per cent due to lower Property and Casualty Reinsurance earnings resulting from both unfavourable claims experience compared with favourable experience in 2006 and lower business volumes. This was partly offset by higher earnings in Life Reinsurance driven by strong investment results and improved claims experience. In addition, the impact of the strengthened Canadian dollar dampened earnings for the year.

Summary Statements of Operations

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Revenue
Premium income	$1,026	$1,010	$1,217	$956	$890	$1,005
Investment income
Investment income	186	208	185	172	184	156
Realized and unrealized gains on assets supporting policy liabilities	29	–	–	31	–	–
Other revenue	20	19	27	19	17	22
Total revenue	$1,261	$1,237	$1,429	$1,178	$1,091	$1,183
Policyholder benefits	$824	$764	$1,452	$771	$675	$1,202
General expenses	52	52	45	49	45	38
Investment expenses	4	3	3	3	3	3
Commissions	4	5	20	3	5	19
Other	8	10	(2)	7	8	(2)
Total policy benefits and expenses	$892	$834	$1,518	$833	$736	$1,260
Income (loss) before income taxes	$369	$403	$(89)	$345	$355	$(77)
Income taxes	(106)	(109)	(19)	(99)	(96)	(15)
Net income (loss) attributed to shareholders	$263	$294	$(108)	$246	$259	$(92)

Premiums

Premiums were $1,026 million, up two per cent from $1,010 million reported in 2006. The increase was largely due to higher Life Reinsurance premiums driven by new business and increased rates as a result of the natural aging of the in-force business. This was partly offset by the impact of the stronger Canadian dollar as well as lower Property and Casualty Reinsurance premiums resulting from lower business volumes.

16	2007 Annual Report

Premiums

For the years ended December 31 (in $ millions)			Canadian $			U.S. $
	2007	2006	2005	2007	2006	2005
Life Reinsurance	$523	$476	$452	$487	$419	$374
Property and Casualty Reinsurance	70	97	310	66	86	257
International Group Program	433	437	455	403	385	374
Total premiums	$1,026	$1,010	$1,217	$956	$890	$1,005

Moving Forward

As the leading individual life retrocessionaire in North America, our focus is to continue to write profitable business while maintaining our leadership position in the niche markets where we choose to operate.

Our clients in the Life Reinsurance market have experienced declines in business volumes in recent years and, as a result, are considering various options for improving their volumes. These changes in the reinsurance market may ultimately have a negative impact on our new business volumes. Given that our position in the Life Retrocession market is very strong and our capacity is the largest in the industry, we will work with our clients to find mutually attractive life retrocession in-force opportunities and to extend our excess-of-retention pool business. Clients are concerned about their own profitability so, while we will continue to be disciplined in our pricing, we will look to reduce our unit costs through technology solutions to ensure our competitiveness. We will enhance our customer service and responsiveness and improve our data analytics and risk management capabilities through a number of initiatives involving our organizational and systems infrastructures. In addition, we are working on the development of new products that will position us to meet our clients’ needs in regard to risk and capital management.

Property and Casualty Reinsurance has established a recognized market position as a leader in providing retrocessional coverage for a very select clientele in the property and aviation reinsurance markets. The property catastrophe market did not experience a major insured catastrophe in 2007. As a result, we expect that traditional risk rates and terms will continue to soften in the near future. Our longstanding and excellent client relationships, combined with our superior financial rating, position us well to find opportunities in the market that will provide attractive returns. We have limited our exposure in this line of business and we expect to continue writing business at the same levels as in 2007.

IGP expects to maintain its market leading position through continued dominance in North America while growing in Europe and Asia.

Supplemental Information Regarding Non-Traditional Life Reinsurance

Reinsurance Division provides non-traditional reinsurance and retrocessional coverage to life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.

The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. All of the non-traditional coverage receives deposit accounting treatment for Canadian generally accepted accounting principles (“Canadian GAAP”) and United States generally accepted accounting principles (“U.S. GAAP”) purposes, but meets the requirements for reinsurance accounting under statutory rules. Under Canadian GAAP and U.S. GAAP deposit accounting, Reinsurance Division’s income related to these transactions is recorded as fee income, reported in other revenue on the income statement, and liabilities, if any, are recorded as deposit liabilities.

The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance is that, in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights (that is, rights of the ceding company to reassume future obligations for the reinsured contracts) that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.

All of the non-traditional life and annuity treaties written by the Company provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts.

2007 Annual Report	17

Corporate and Other

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health (“JH A&H”) operation, which primarily consists of contracts in dispute.

In 2007, Corporate and Other contributed five per cent of the Company’s shareholders’ net income and, as at December 31, 2007, accounted for eight per cent of the Company’s funds under management.

Financial Performance

Corporate and Other’s shareholders’ net income was $223 million in 2007, slightly higher than $218 million reported in 2006. Contributing to the increase were higher net investment income largely driven by realized gains on the sale of public and private equities and the more favourable claims experience in the John Hancock Accident and Health business. Offsetting these items were lower income as a result of less favourable credit experience compared to a very strong 2006; a charge for asset repositioning at the beginning of 2007 as a result of moving to the new CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”; and a charge taken by Corporate and Other for the centrally managed interest rate mismatch position in the large North American insurance segments.

Summary Statements of Operations

For the years ended December 31

(Canadian $ in millions)	2007	2006	2005
Revenue
Investment income	$33	$358	$376
Other revenue	305	299	379
Realized gains on invested assets	456	–	–
Total revenue	$794	$657	$755
Policyholder benefits	$(159)	$(419)	$(572)
General and investment expenses	369	417	578
Other	418	381	331
Total policy benefits and expenses	$628	$379	$337
Income before income taxes	$166	$278	$418
Income taxes	12	(60)	(39)
Net income	$178	$218	$379
Loss attributed to participating policyholders[1]	(45)	–	–
Net income attributed to shareholders	$223	$218	$379
[1]	Represents one-time charge to participating accounts in China reflecting the impact of moving to a methodology consistent with the other territories.

Funds Under Management

Funds under management decreased by 17 per cent, or $6.6 billion, to $31.9 billion at December 31, 2007. The decline in the general fund is largely due to the negative impact of the strengthened Canadian dollar as well as the impact of buying back 56 million common shares for $2.2 billion during the year. Segregated funds in this division relate to timber investments. Other funds under management also decreased as a result of the negative impact of the strengthened Canadian dollar.

Funds Under Management

As at December 31

(Canadian $ in millions)	2007	2006	2005
General fund	$9,639	$11,620	$6,768
Segregated funds	2,598	2,727	2,760
Third party funds managed by Investment Division	19,704	24,164	25,204
Total funds under management	$31,941	$38,511	$34,732

18	2007 Annual Report

Investment Division

Manulife Financial’s Investment Division, operating as MFC Global Investment Management (“MFC Global”), manages assets for the Company’s general fund and for third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a broad range of investments including equities, government and corporate bonds, private placements, real estate, mortgages, oil and gas, timber and farmland. Additionally, MFC Global has a physical presence in key financial centers around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong, and throughout South-east Asia.

General Fund Assets

The objective in investing in these assets is to maximize returns while operating within the Company’s investment, risk management, asset liability matching and investment policies. The Company’s general fund invested assets expressed in Canadian dollars decreased to $161.3 billion as at December 31, 2007 from $171.3 billion as at December 31, 2006. The decrease in assets reflects $18.8 billion negative impact of the strengthened Canadian dollar during the year, offset by asset growth and $4.4 billion positive impact of new accounting rules effective January 1, 2007 whereby public securities are now carried at fair value. The following table shows the composition of the Company’s general fund invested assets.

General Fund Assets

As at December 31 (Canadian $ in millions)		2007		2006
	Carrying value	% of total	Carrying value	% of total
Cash and short-term securities	$12,354	8	$10,901	6
Bonds	72,831	45	78,085	46
Stocks	11,134	7	11,272	7
Mortgages	26,061	16	28,131	16
Private placements	21,591	13	25,074	15
Policy loans	5,823	4	6,413	4
Bank loans	2,182	1	2,009	1
Real estate	5,727	4	5,905	3
Other investments	3,597	2	3,530	2
Total invested assets	$161,300	100	$171,320	100

Bonds and Private Placements

The Company’s bond and private placement portfolio represented 58 per cent of invested assets as at December 31, 2007. This portfolio of public bonds and private debt is diversified by sector as well as by industry, duration and issuer. There was no significant change in sector distribution during the year. At the end of 2007, 96 per cent of the portfolio was invested in investment grade rated securities (BBB and higher).

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and Private Placements As at December 31 (Canadian $ in millions)			2007			2006
	Fair value	% of total	% Investment Grade	Fair value	% of total	% Investment Grade
Government and agency	$25,383	27	96	$28,571	27	97
Financial	21,048	22	99	22,119	21	99
Telecommunications	2,421	3	90	3,161	3	96
Utilities	12,475	13	94	13,732	13	93
Energy	5,761	6	98	6,246	6	95
Industrial	5,364	6	94	5,942	6	95
Securitized (ABS/MBS)	9,218	10	99	11,390	11	99
Consumer (non-cyclical)	4,869	5	94	5,398	5	96
Consumer (cyclical)	2,789	3	88	3,210	3	84
Basic materials	3,237	4	80	3,298	3	81
Technology	263	–	100	363	–	99
Media and internet	1,308	1	97	1,795	2	90
Diversified and miscellaneous	268	–	98	359	–	99
Total bonds and private placements[1]	$94,404	100	96	$105,584	100	96
[1]	Includes bonds of $72,831 (2006 – $80,730) and private placements of $21,573 (2006 – $24,854) with carrying value of $72,831 and $21,591 respectively.

2007 Annual Report	19

Mortgages and Real Estate

As at December 31, 2007, mortgages represented 16 per cent of invested assets with 55 per cent of the mortgage portfolio in Canada and 45 per cent in the United States. Commercial mortgages accounted for 74 per cent of total mortgages with the rest being Canadian residential and agricultural mortgages. Predominantly composed of first mortgages, the mortgage portfolio is diversified by geographic region, property type and mortgagor. Government-insured loans represented 21 per cent of the total mortgage portfolio, offering an excellent risk-adjusted return.

As at December 31, 2007, four per cent of the Company’s invested assets were held in real estate, with a fair value of $7.6 billion (2006 – $7.2 billion). The portfolio is diversified by geographic region, with 59 per cent located in the United States, 34 per cent in Canada and seven per cent in Asia. The portfolio is also diversified by property type, with 86 per cent in commercial properties and 14 per cent in timber and agriculture. The commercial portfolio is focused on high quality office buildings located in superior downtown and large suburban markets across North America and Japan. The Company has been able to deliver occupancy rates that are highly satisfactory. Office properties represented 83 per cent of the commercial portfolio, with the remainder shared between industrial, retail, residential and other property types.

Stocks

As at December 31, 2007, stocks represented seven per cent of invested assets. The portfolio consists almost entirely of publicly traded common stocks and is diversified by industry sector and issuer. As at December 31, 2007, the stock portfolio was invested 31 per cent in U.S. issuers, 40 per cent in Canadian issuers, 21 per cent in Asian issuers and eight per cent in other issuers.

Other Investments

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agricultural sectors.

Third Party Assets

MFC Global also manages a significant book of third party assets on behalf of clients of the Company’s operating divisions and institutional clients. Assets managed for third parties decreased by $3 billion to $91 billion, however, on a constant currency basis, assets managed for third parties increased by $10 billion or 10.6 per cent, driven by growth from both retail and institutional mandates.

Third Party Assets

As at December 31, (Canadian $ in millions)			Change
	2007	2006	$	%
Managed on behalf of:
Operating Division clients	$64,728	$64,519	$209	–
Institutional clients	26,247	29,335	(3,088)	(11)
Total third party assets	$90,975	$93,854	$(2,879)	(3)

Moving Forward

Consistently achieving superior investment returns and growing the investment management business remain the two primary goals of the Investment Division. Although credit spreads have widened due to the subprime crisis, the challenge ahead remains maintaining high returns in investment grade assets in an environment which continues to be characterized by low interest rates and rising credit risk. The Company’s disciplined investment philosophy, diversified holdings, portfolio of alternative assets and strong credit quality are expected to continue to provide enhanced risk adjusted returns.

In addition, the Division will continue to leverage our strong distribution network, expanded expertise and significant scale to aggressively grow the investment management business. The Division plans on investing in this business in 2008 to expand its institutional distribution network and build the infrastructure to support its growth plans for 2009 and beyond.

20	2007 Annual Report

Risk Management

Overview

Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue and earnings growth, and shareholder value growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken, and by proactively executing effective risk control and mitigation programs.

Risks will only be assumed that are prudent in relation to the Company’s capital strength and earnings capacity, are aligned with our operational capabilities, meet our corporate ethical standards, allow us to remain diversified across risk categories, businesses and geographies, and for which we expect to be appropriately compensated. Risk must be managed effectively to safeguard our reputation and capital, and to meet the expectations of our shareholders, customers and regulators.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management framework sets out policies and standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation. In order to ensure that we can effectively execute our risk management we continuously invest to attract and retain qualified risk professionals, and to build and maintain the necessary processes, tools and systems.

Individual risk management strategies are also in place for each specific key risk within our broad risk categories: strategic, credit, market and liquidity, insurance and operational. To ensure consistency, these strategies incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy related to assuming risks;

■	Establishment of specific risk limits;

■	Identification, measurement, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

Sound business decisions require a strong risk culture, and well-informed executive management and Board of Directors. The Audit and Risk Management Committee (“ARMC”) of the Board of Directors oversees our global risk taking activities and risk management practices. The ARMC approves and periodically reviews our enterprise risk management policy, risk taking philosophy, overall risk appetite, and approves and monitors compliance with all key risk policies and limits. The ARMC regularly reviews with management trends in material risk exposures and major risk taking activities, and the ongoing effectiveness of our risk management practices. The Conduct Review and Ethics Committee of the Board oversees activities and risks specifically related to conflicts of interest, confidentiality of information, customer complaints and related third party transactions, and the Management Resources and Compensation Committee of the Board oversees global human resources strategy, policies, key programs, and all related risks.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Chief Financial Officer (“CFO”) and Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and continuously promote our risk culture throughout our global operations. The ERC, along with other executive-level risk oversight committees, establish risk policy, guide risk taking activity, monitor material risk exposures, and sponsor strategic risk management priorities throughout the organization.

The executive-level risk oversight committees and their mandates are presented below:

Executive Risk Committee

■ Approves and oversees execution of our enterprise risk management framework ■ Establishes risk taking philosophy and risk appetite	■ Approves key risk policies and limits ■ Monitors risk exposures and reviews major risk taking activities

Product Oversight Committee	Credit Committee	Global Asset Liability Committee

■ Establishes product design and pricing policies and standards of practice, and oversees execution of our insurance risk management strategy

■ Reviews insurance risk exposures

■ Sub-group approves product offerings

■ Establishes and oversees execution of our credit risk management strategy, policies and standards of practice

■ Reviews credit exposures and reviews major risk taking activities

■ Approves large individual credits and investments

■ Establishes and oversees market and liquidity risk management strategies, policies and standards of practice, including our asset liability management program

■ Monitors market and liquidity risk exposures and reviews major risk taking activities

■ Approves target investment strategies

2007 Annual Report	21

Business units across the organization own and take accountability for the risks they assume. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering expected risk-adjusted returns.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework as well as individual risk management strategies for each broad risk category, and oversees the execution of these strategies across the enterprise. CRM proactively partners with business units to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification and Monitoring

Manulife Financial endeavours to evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a directly comparable risk-adjusted basis and to identify, monitor, measure, and control the risks assumed using a common set of practices. Our business units identify and assess risks arising from their activities on an ongoing basis, as an integral component of their business management processes. CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures relating to specific risk categories, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy limit exceptions, as required.

The ERC and the ARMC each review a set of risk reports quarterly that present all key elements of our risk profile and exposures across all risk categories enterprise-wide, incorporating both quantitative risk measures and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring of compliance with all key risk policy limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management programs.

The Chief Actuary presents the results of the Dynamic Capital Adequacy Testing to the Board of Directors annually. Our Internal Auditor independently reports the results of internal audits of risk controls and risk management programs to the ARMC semi-annually. Management reviews the implementation of all global risk management programs, and their effectiveness, with the ARMC annually.

Risk Measurement

Risk exposures are evaluated using a variety of risk measures. Certain of these risk measures are used across a number of risk categories, while others apply only to a single risk type. Risk measures range from simple key risk indicators and scenario impact analyses, to deterministic stress testing of earnings and shareholders’ economic value, as well as sophisticated stochastic scenario modeling of economic capital and earnings at risk. Economic capital and earnings at risk, in particular, provide measures of enterprise-wide risk that can be aggregated, and compared, across all business activities and risk types. Qualitative assessments are performed for those risk types that cannot be reliably quantified.

We measure consolidated internal risk-based capital using a combination of economic capital and Canadian-based Minimum Continuing Capital and Surplus Requirements (“MCCSR”). Economic capital measures the amount of capital needed to meet all obligations with a very high and pre-defined confidence level. We evaluate our consolidated earnings volatility using an earnings at risk metric, which measures the potential variance from expected earnings over a pre-defined period, with a pre-defined confidence level. Both economic capital and earnings at risk are measured enterprise-wide and can be allocated by risk, product line, asset category, and market. We continue to expand the application of economic capital, in the evaluation of risk-adjusted returns for product pricing and investment decision support, throughout our organization.

We stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of significantly adverse but “plausible” scenarios through our Dynamic Capital Adequacy Test.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within the approved risk limits for each specific risk. Controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and are a normal part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authorities for assuming risk at the transaction level are delegated based on the skill, knowledge and experience of the specific individuals.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to ensure our aggregate risk remains within our risk appetite and limits. Internal controls within the business units and corporate functions are in place to limit our exposure to operational risks.

The Company manages risk taking activities against an overall group appetite for assuming risk that reflects the financial condition, and the business strategies and risk tolerances approved by the Board of Directors. The risk appetite is set in relation to a variety of risk measures including economic capital and earnings at risk, as well as regulatory capital requirements. To ensure exposures to particular risks are appropriate and that the Company remains well-diversified across risk categories, we manage specific risk exposures against enterprise-wide limits established for each of these specific risks. These limits are set in relation to risk measures ranging from economic capital and earnings at risk to risk measures applied only to the particular risk.

22	2007 Annual Report

The following charts show the composition of the Company’s internal risk-based capital by broad risk category and product line.

The following sections describe the key risks we face in each broad risk category and highlight the strategies in place to manage these risks.

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factors  Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices relative to our competitors, and our financial strength ratings and our reputation. External business, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness.

Risk Management Strategy The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of important processes:

■	Strategic planning that is integrated with risk assessments and reviewed where appropriate with the Board of Directors;

■	Detailed business planning executed by divisional management and reviewed by the CEO;

■	Quarterly operational performance reviews of all businesses, along with business risks, with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation that ensures a consistent decision making framework across the organization;

■	Review and approval of acquisitions and divestitures by the CEO and where appropriate with the Board of Directors.

Market and Liquidity Risk

Market risk is the risk of loss resulting from adverse investment returns caused by market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands.

Risk Management Strategy Overview  Manulife Financial’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees the execution of the Company’s market risk management strategy including our asset liability management program. The programs cover the management of a variety of risks that arise in generating investment returns to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include performance of non-fixed income investments, such as equities, commercial real estate, timberlands and oil and gas properties, interest rate changes, and foreign exchange rate changes, as well as liquidity risk. These programs are designed to keep potential losses from these risks within acceptable limits. Global investment policies establish enterprise-wide and portfolio level targets and limits, as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support.

General account product liabilities are segmented into groups with similar characteristics that are each supported by a unique portfolio of investments. Investment policies and goals are established for each asset segment, setting out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products they support. These encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets, as well as portfolio management styles. Similarly, we establish a target investment strategy and portfolio management philosophy for our shareholders’ equity account. Our target investment strategies are established using sophisticated portfolio analysis techniques to optimize returns, subject to considerations related to regulatory and economic capital requirements, and tolerances with respect to risk.

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Market Price and Interest Rate Risk

Key Risk Factors  Market price volatility and interest rate changes, including credit spreads, with our product guarantees and policyholder withdrawal options, may lead to asset returns insufficient to support product liabilities, and may impact the value of assets held in our shareholders’ equity account. The level of our sales activity and asset retention may also be affected by the performance of markets, interest rates, inflation and general economic conditions as these will influence the performance of our general account investments, segregated funds and mutual funds.

Interest rate risk arises within our general fund primarily due to the uncertainty of future returns on investments made as recurring premiums are received, and to a lesser extent, due to tactical mismatch positions taken between the term profile of our assets and liabilities. Market price and interest rate risk also arises due to minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders. If the term profile of our assets is shorter than our liabilities, interest rate declines may reduce the future return on invested assets supporting the liabilities. On the other hand, for products that pass through investment returns to policyholders, if rates increase significantly we may need to increase credited rates and reduce margins in order to remain competitive. Declines in market values of equity, commercial real estate, and timberlands will also impact the return on assets supporting liabilities and in our shareholders’ equity account.

Market price and interest rate risk arising from our off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as death and living benefit guarantees provided on variable annuity and variable insurance products. Guarantees include death, maturity, income and withdrawal guarantees on variable products. A sustained decline in stock markets could reduce asset-based fee revenues and increase the cost of guarantees associated with our variable products.

Risk Management Strategy  We manage assets supporting products that generally pass through investment returns to policyholders, to achieve a target return designed to maximize dividends or credited rates, subject to established risk tolerances. To support wealth management products with fixed credited rates, we invest in fixed income assets that have a term profile generally matching the term profile of the liabilities, to the extent assets are available in the market at those terms. Several insurance and wealth management products have guaranteed benefits extending well beyond the term for which fixed income assets are generally available in the market. We manage assets supporting these long-dated benefits to achieve a target return sufficient to support these obligations over their lifetime, subject to established risk tolerances by investing a portion in a diversified basket of non-fixed income assets, with the balance invested in fixed income portfolios.

We evaluate market price and interest rate risk exposures using a variety of techniques and measures that are primarily based on projecting asset and liability cash flows under a variety of future interest rate and market return scenarios. These measures include durations, key-rate durations, convexity, cash flow gaps, shareholders’ economic value sensitivity to specific stress scenarios, earnings at risk and economic capital.

Interest rate and credit spread risk arising in our general account, is managed against enterprise-wide economic capital and earnings at risk based limits and economic value sensitivity limits for specific segments. We delegate trading authorities to individuals as well as accountabilities for managing and monitoring interest rate risk. Asset duration, key-rate duration and cash flow targets are reviewed, modified and communicated to portfolio managers with a frequency ranging from daily to annually, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. We monitor actual asset positions against targets and rebalance positions to within established interest rate risk exposure limits with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in the profile of assets and liabilities.

We mitigate market price risk arising from our general account non-fixed income investments by investing in a diversified basket of assets consisting of public and private equities, commercial real estate, timberland, agricultural land and oil and gas properties. We manage total non-fixed income asset investments against an established aggregate limit and against aggregate limits for each asset category. To diversify risk, we manage our public and private equity investments against established targets and limits by industry type and corporate connection, commercial real estate investments to established limits by property type and geography, and timber and agricultural land investments to limits by geography and crop. We proactively manage allocations to non-fixed income assets, reflecting management’s risk preferences.

We mitigate both market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings, use of reinsurance and capital markets hedging. We design new product benefit guarantees and fund offerings to meet established extreme event risk exposure limits, based on economic capital. We have reinsurance in place on existing business that transfers investment return related benefit guarantee risk, where appropriate. We also employ dynamic capital markets hedging for a portion of our business.

The Company’s aggregate exposure to equities is managed against enterprise-wide economic capital and earnings at risk based limits. These limits cover the combined risk arising from off-balance sheet product death and living benefit guarantees, asset-based fees and general account investments.

Exposures Arising from General Fund The following table shows the potential impact on shareholders’ economic value as a result of specific stress scenarios applied to our general fund, each one reflecting a shock from December 31st market levels, that reflects a confidence level of approximately 87 per cent over a one-year horizon, according to internal models. We calculate shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax. The stress scenarios are:

■	an immediate and permanent parallel increase of one per cent in interest rates for all maturities across all markets;

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■	an immediate and permanent parallel decrease of one per cent in interest rates for all maturities across all markets, subject to a minimum interest rate of 0.25 per cent and

■	an immediate ten per cent decline in the market value of non-fixed income assets.

Liabilities supported with matching mandates include guaranteed benefit and expense obligations falling within terms for which fixed income assets are generally available in the market. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Our strategy is to support these liabilities with fixed income assets that have a generally matching term profile.

Liabilities supported with target return mandates include guaranteed benefit and expense obligations falling beyond the term for which fixed income assets are generally available in the market as well as liabilities for products where investment returns are generally passed through to policyholders. These liabilities represented approximately half of our product liabilities as at December 31, 2007. Target return mandate segments also include assets in our shareholders’ equity account. The underlying economic risk exposure arising from our long-dated guaranteed liabilities is the potential failure to achieve the assumed returns over the entirety of their long investment horizon. For products where investment returns are generally passed through to policyholders, the economic risk arises primarily from embedded minimum guarantees and policyholder withdrawal options.

Table 1    ^    Impact on Shareholders’ Economic Value Arising From General Fund

As at December 31 (Canadian $ in millions)	1% change in interest rates		10% decline in market values**
	Increase	Decrease	Equities	Real Estate	Timber	Other*
2007
Matching Mandates
Wealth management	$6	$(9)
Insurance	95	(159)
Total	$101	$(168)
Target Return Mandates
Wealth management	$(27)	$3	$(56)	$(39)	$(3)	$(4)
Insurance	778	(1,224)	(120)	(239)	(48)	(10)
Shareholders’ equity account	(369)	467	(292)	(2)	(22)	(64)
Total	$382	$(754)	$(468)	$(280)	$(73)	$(78)
2006
Matching Mandates
Wealth management	$22	$(24)
Insurance	247	(325)
Total	$269	$(349)
Target Return Mandates
Wealth management	$(70)	$13	$(59)	$(27)	$(4)	$(3)
Insurance	533	(1,033)	(124)	(211)	(67)	(7)
Shareholders’ equity account	(396)	451	(339)	(15)	(1)	(65)
Total	$67	$ (569)	$(522)	$(253)	$(72)	$(75)

*	Other assets include agricultural lands and oil and gas holdings.

**	A 10% increase in market values of equities, real estate, timber and other assets would have the exact opposite impact to that displayed above.

As at December 31, 2007, the largest portion of our exposure to interest rate changes arose in our target return segments supporting our guaranteed liabilities falling beyond the term for which fixed income assets are generally available in the market. These segments had exposure to a permanent decline in interest rates primarily due to fixed income asset portfolios with terms shorter than the long-dated liabilities they support. Interest rate exposure also arose as a result of minimum rate guarantees on products where we generally pass through investment returns. The exposures within our insurance liability segments were partially offset by the exposures within our shareholders’ equity account. We remain positioned to benefit from interest rate increases.

Exposures Arising from Variable Products and Other Managed Assets  The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline and ten per cent increase in the market value of equity funds.

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Table 2    ^    Impact on Shareholders’ Economic Value from Variable Products and Other Managed Assets

Change in Market Values as at December 31 (Canadian $ in millions)	2007		2006
	10% Increase	10% Decrease	10% Increase	10% Decrease
Market-based fees	$545	$(540)	$543	$(567)
Variable product guarantees	$99	$(209)	$104	$(167)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.

Table 3    ^    Variable Annuity and Segregated Fund Benefit Guarantees

	2007			2006
As at December 31 (Canadian $ in millions)	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]	Fund value[2]	Amount at risk[2]	Expected guarantee cost[3]
Maturity/income/withdrawal benefits	$60,737	$863		$51,188	$429
Death benefits[1]	11,063	1,230		12,926	1,133
Total	$71,800	$2,093	$(2,268)	$64,114	$1,562	$(1,623)

[1]	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.

[2]

Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured. This amount is not currently payable and represents a theoretical value only.

[3]	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.

Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The expected guarantee cost represents the average, across all stochastically modeled investment return scenarios, of the present values of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees, considering future mortality, policy termination and annuitization rates. Fee income supporting guarantees is expected to exceed benefit payments, resulting in a negative expected cost. The increase in the amount at risk and the improved expected cost of guarantees as compared to December 31, 2006 was driven by sales of products with higher guarantees that also have higher margins on an expected basis.

Foreign Currency Risk

Key Risk Factors  A substantial portion of the Company’s global business is denominated in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. We also invest a substantial portion of our shareholders’ equity in non-Canadian denominated assets. If the Canadian dollar strengthened relative to non-Canadian currencies, the translated value of reported earnings from these non-Canadian denominated businesses would decrease and the translated value of our reported shareholders’ equity would decline.

Risk Management Strategy  Manulife Financial has a policy of matching the currency of our assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the liabilities they support, up to target capital levels. This policy ensures that changes to our reported shareholders’ equity are largely offset by changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates. However, the policy results in variability in reported shareholders’ equity. Currency risk exposure is managed to an established value at risk limit measured relative to the policy position.

The following table shows the impact on shareholders’ equity and net income of a 1% change in the Canadian dollar relative to our key operating currencies.

Table 4    ^    Impact of Changes in Foreign Exchange Rates*

	Shareholders’ Equity		Net Income
As at December 31 (Canadian $ in millions)	2007	2006	2007	2006
1% strengthening relative to U.S. Dollar	$(159)	$(165)	$(31)	$(28)
1% strengthening relative to Japanese Yen	$(14)	$(15)	$(6)	$(6)

*	A weakening in rates would have the exact opposite impact to that displayed above.

Liquidity Risk

Key Risk Factors  Manulife Financial is exposed to liquidity risk in each operating company and in the holding company. In the operating companies, expected cash demands arise day-to-day to fund anticipated policyholder benefits, expenses and investment activities. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders

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either terminating policies with material cash surrender values, or not renewing them when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

The ability of MFC, the holding company, to fund its cash requirements depends upon it receiving dividends, distributions and other payments from its operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, have restrictions on payments which they may make to MFC.

Risk Management Strategy  Global liquidity management policies and procedures are designed to ensure we have adequate liquidity available to cover financial obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

Liquidity risk is reduced by having policy liabilities that are well-diversified by product, market, geographical region and policyholder. We design insurance products to encourage policyholders to maintain their policies in-force, thereby generating a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies to mitigate the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies that match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. We forecast and monitor actual daily operating liquidity and cash movements in local operations as well as centrally, to ensure liquidity is available and cash is employed optimally.

Global operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. Our operating liquidity remains well above minimum requirements. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include cash and short-term securities, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. Our strategic liquidity remains above policy targets.

Table 5    ^    Strategic Liquidity*

	2007		2006
As at December 31 (Canadian $ in millions)	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$81,487	$81,571	$89,966	$89,140
Adjusted policy liabilities	$20,597	$26,750	$22,507	$28,973
Liquidity ratio	396%	305%	400%	308%

*	During the year, the Strategic Liquidity Ratio was adjusted to more accurately reflect the liquidity assumptions associated with certain pledged assets. Prior year numbers have been revised to conform to the current basis of calculation.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors  A pronounced and sustained economic downturn could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general account invested assets and off-balance instruments, and an increase in provisions for future credit impairments to be included in our actuarial liabilities. Counterparty risk arises primarily from derivatives and reinsurance activities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in actuarial reserves.

Risk Management Strategy  The Credit Committee establishes and oversees execution of our credit risk management strategy. The committee sets out objectives related to the overall quality and diversification of our general account investment portfolio and establishes criteria for the selection of counterparties, including reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. We invest our general account assets primarily in investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

All of our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of: business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and company experience, and resulting default costs, which form key inputs to our product pricing, actuarial liabilities and economic capital.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

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We have in place distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A” from internationally recognized rating agencies. We measure derivative counterparty exposure as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure as both current exposure and potential future exposures reflecting the level of ceded actuarial liabilities. We require all reinsurance and insurance counterparties to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, that corrective action is taken. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value at the time of recognition of impairment. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. We base the allowance for loss on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional provisions or asset write-downs will not be required.

Actuarial liabilities also include general provisions for credit losses from future asset impairments. We set these taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates. As at December 31, 2007 and December 31, 2006, credit loss rates over the next year which exceed the rates provided for in actuarial reserves by 25 per cent would reduce net income by $21 million and $30 million, respectively.

A variety of aggregate credit risk exposure measures are shown in the following table.

Table 6        Credit Risk Measures

As at December 31 (Canadian $ in millions unless otherwise stated)	2007	2006

Net impaired assets	$240	$341
Net impaired assets as a per cent of total invested assets	0.15%	0.20%
Allowance for loan losses	$76	$186
Provision for future credit losses included in actuarial liabilities[1]	$1,991	$2,547

[1]

Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,066 million as at December 31, 2007 and $1,289 million as at December 31, 2006.

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish actuarial liabilities. To develop assumptions for future claims, we use both Company and industry experience. To develop assumptions for future policyholder behavior, we use Company experience and predictive models. Predictions, therefore, rely on significant judgment. Actual experience may be materially different than the assumptions we make. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced however, by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

Risk Management Strategy  The Product Oversight Committee oversees insurance risk management, together with all other elements of our product design and pricing practices, to ensure our product offerings align with our risk taking philosophy and risk limits, while promoting business opportunities. Within the broad framework set out by our Product Design and Pricing Policy, this committee establishes global product design and pricing standards and guidelines.

These cover:

■ product design features ■ use of reinsurance ■ pricing models and software ■ internal risk-based capital allocations	■ target profit objectives ■ pricing methods and assumption setting ■ stochastic and stress scenario testing ■ required documentation	■ review and approval processes ■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, ensuring corporate

28	2007 Annual Report

standards are met. Corporate Actuarial approves all actuarial valuation methods and assumptions and approves reinsurance treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses.

We utilize a global underwriting manual to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

As noted above, fluctuations in claims experience may result in losses. As at December 31, 2007 and December 31, 2006 actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $127 million and $123 million, respectively. Enterprise-wide, this claims exposure is lessened as a result of operating internationally and insuring a wide range of unrelated risk events, reducing the likelihood of high aggregate claims rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.

Key Risk Factors  Operational risk is naturally present in all of the Company’s business activities and encompasses a broad range of risks, including reputation risk, regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, environmental concerns, processing errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market and asset liability risk and insurance risk.

Risk Management Strategy  Manulife Financial’s corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. We establish and execute enterprise-wide risk management strategies for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

Through our corporate insurance program, the Company transfers a portion of our operational risk exposure by purchasing global and local insurance covers that provide protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfy legal requirements and contractual obligations. We determine the nature and amount of insurance coverage centrally, reflecting enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies:

Reputation Risk  Reputation risk is the risk that our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. Representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, whose services and representations our customers rely on. Business partners, among others, include third parties to whom we have outsourced some of our administrative functions and that we rely on to fulfill various obligations. Manulife Financial’s reputation is one of its most valuable assets and must be safeguarded. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks. Our enterprise-wide Reputation Risk Policy specifies the oversight responsibilities of the Board and the responsibilities of executive management, in managing reputation risk. We apply a set of guiding principles in conducting all our business activities, to protect and enhance our reputation, and place a priority on communication to and education of all employees and representatives. We require reputation risk assessments to be considered as part of business strategy development and execution. While the CEO and executive management are ultimately responsible for our reputation, every one of our employees and representatives has the responsibility to conduct their business activities in a manner that upholds our reputation. This responsibility is communicated to every director, officer and employee through our Code of Business Conduct and Ethics.

Legal and Regulatory Risk  The Company is subject to extensive regulatory oversight by insurance and/or financial services regulators in the jurisdictions in which it conducts business. While many of these laws, regulations and regulatory policies are intended to protect policyholders, beneficiaries and depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable statutes or regulations could result in financial penalties or sanctions, and damage to reputation. We are also regularly involved in litigation, both as plaintiff and defendant, which could result in an unfavourable resolution. Global Compliance oversees our regulatory compliance program, supported by designated chief

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compliance officers in every division. The program is designed to promote compliance with regulatory obligations worldwide and to help ensure awareness of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues as well as proposed regulatory changes and take an active role in attempting to influence these where appropriate. They also prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings.

Technology, Information Security and Business Interruption Risks  Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Operational integrity, data integrity and security of information and our systems infrastructure are all relied upon for normal business operations. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. Technology related risks are managed through a rigorous systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice to ensure key business functions can continue and normal operations can resume effectively and efficiently, in the event of a major disruption. Each business unit maintains its own business continuity plans and processes and the global program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities available to minimize recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have comprehensive policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks  Attracting and retaining qualified resources is critical to the execution of our business strategies. We face tremendous competition for qualified executives, employees and agents from companies both within the financial services industry and in other industries. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks and Corporate Human Resources manages our global human resource programs. Our executive management is committed to employee training and development, and our compensation program is designed to attract, motivate and retain high-performing employees. We have in place a number of recruiting programs to attract the best and the brightest for every level of the organization.

Environmental Risk  An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Manulife Financial’s environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to help ensure that counterparties are environmentally responsible. In natural resource management operations, we have specific policies and procedures in place to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across the real estate holdings to conserve energy and reduce waste.

Derivatives Risk  Derivatives are used to manage market risks. We mitigate the unique operational risks associated with the use of derivatives by having in place specific risk management policies and processes including limits on the notional volume of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; unexpected changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

30	2007 Annual Report

Capital Management

Overview

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure under a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and our own business needs. Overall, the capital position of the Company and its entities remains well in excess of all regulatory requirements.

Capital Management Framework

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements; to ensure safety and stability of our financial position; to ensure we have the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that exceed regulatory requirements. This ensures ongoing compliance with regulatory constraints and enables us to properly take into account risk profiles, rating agency expectations and peer comparisons, among others. Management regularly monitors performance against those internal targets and initiates action when appropriate.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels. The currency mix of assets supporting capital is consistent with the currency mix of the company’s underlying liability risks.

Annually as part of our Dynamic Capital Adequacy Testing (“DCAT”), we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2007 results indicate that the Company’s capital levels continue to provide sufficient protection against a number of severe adverse shocks.

Capital quality is maintained by limiting the amount of debt capital or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. Our capital and funding structure also meets expectations of rating agencies with respect to their various leverage measures. The Company monitors and rebalances its capital mix through opportunistic capital issuances, capital repurchases and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”).

As at December 31, (Canadian $ in millions)	2007	2006	2005
Equity	$22,406	$25,018	$23,443
Preferred shares	982	982	688
Innovative instruments	1,000	1,000	1,000
Subordinated debentures	1,196	1,195	800
AOCI on AFS securities	1,327	–	–
Other capital instruments	470	1,156	1,157
Non-controlling interest in subsidiaries	146	202	187
Total	$27,527	$29,553	$27,275

The 2007 numbers reflect the adoption of CICA Handbook section 3855 on January 1, 2007. For further details, see note 14 to the consolidated financial statements.

The reduction in the Company’s capital relative to previous years is primarily due to a larger reported deficit in AOCI on currency translation of net foreign operations. The deficit reflects mostly the appreciation of the Canadian currency relative to the U.S. dollar. Since the currency translation also lowered required capital, overall changes in the exchange rate had an immaterial impact on the Company’s capital position.

In addition to the currency movements, the total capital was also affected by the Company’s share repurchases and capital redemptions that are discussed below. Their impact was largely offset by the growth in earnings.

Designated committees of the Board of Directors review and approve Manulife’s Capital Management Policies. Each quarter members of the Audit and Risk Management Committee of the Board review the Company’s capital position. Annually, the Chief Actuary discusses with the Board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, chaired by the CFO and consisting of senior finance, risk management and investment executives. The committee oversees capital policies as well as reviews issues and initiatives that affect the capital position of Manulife’s subsidiaries and the Company as a whole.

2007 Annual Report	31

Common Shareholder Dividend and Target Dividend Payout Ratio

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income. The dividends per common share paid in cash and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2007	2006	2005
Dividends per common share paid in cash	$0.88	$0.73	$0.58
Common share dividend payout ratio	31%	29%	28%

Note: On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares.

Capital and Funding Activities

In 2007, we issued $251 million of capital (2006 – $1,078 million as well as $896 million in long-term debt) and redeemed/repurchased $2,916 million of capital (2006 – $1,881 million), including $2,245 million of common shares (2006 – $1,631 million).

During 2007, pursuant to the acquisition of a subsidiary as well as the exercise of stock options and the settlement of deferred share units, 9.5 million common shares were issued for a total consideration of $251 million (2006 – $139 million).

On February 1, 2007, the Company redeemed its total outstanding U.S. $492.5 million 8.375% Capital Trust Pass-through Securities (“TruPS”) issued by MIC Financing Trust I (“MIC Trust”) that qualified as regulatory capital, at par plus accrued and unpaid distributions to the date of redemption.

On December 31, 2007, The Manufacturers Life Insurance Company (“MLI”) redeemed its total outstanding 6.10% non-cumulative Class A, Series 6 preferred shares for $89 million. These shares reduced the amount of non-controlling interest in subsidiaries (see note 12 to the consolidated financial statements).

During 2007, MFC purchased and subsequently cancelled 56.4 million common shares pursuant to normal course issuer bids (“NCIB”) at a total cost of $2,245 million. The current NCIB expires on November 8, 2008, and allows for the repurchase of up to 75 million common shares at prevailing market prices of which 3.1 million shares were repurchased as at December 31, 2007.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined using methods and assumptions in the guideline. The capital position of the consolidated MFC holding company remains well in excess of our internal targets.

Manulife has established capital targets in excess of regulatory targets for our primary operating subsidiaries. MFC has two principal operating insurance companies: MLI and John Hancock Life Insurance Company (“JHLICO”).

MLI, our principal Canadian operating company, is regulated by OSFI and is subject to Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at December 31, 2007 was 221 per cent (December 31, 2006 – 243 per cent), well in excess of OSFI’s target of 150 per cent. The key drivers affecting the ratio over the course of 2007 were business growth, changes in asset and liability mix, dividends paid to MFC and capital redemptions, all of which more than offset the positive impact of earnings. MLI’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2007. In particular Manulife Canada Ltd., an OSFI-regulated Canadian operating insurance company, had an MCCSR ratio of 216 per cent, well above the regulatory target of 150 per cent.

JHLICO is domiciled in the State of Massachusetts and reports annually subject to the Risk-Based Capital (“RBC”) requirements of the National Association of Insurance Commissioners (“NAIC”). JHLICO’s RBC ratio changed from 370 per cent as at December 31, 2006 to 439 per cent as at December 31, 2007 due to earnings and asset mix changes offsetting business growth. This ratio is well above the regulatory target of 200 per cent. JHLICO’s operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2007.

32	2007 Annual Report

Credit Ratings

The Company’s credit ratings are among the highest of global financial institutions. In September 2007, Moody’s upgraded the ratings of MFC’s key subsidiaries, including MLI and JHLICO, from Aa2 to Aa1 with a stable outlook. S&P ratings for those key subsidiaries remained at AAA following upgrades from AA+ in November 2006.

The following table summarizes our operating company ratings as at December 31, 2007.

Primary Insurance Company Financial Strength/Claims Paying Credit Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AAA	Aa1	IC-1	AA+	A++
John Hancock Life Insurance Company	AAA	Aa1	Not Rated	AA+	A++
John Hancock Life Insurance Company (U.S.A.)	AAA	Aa1	Not Rated	AA+	A++
Manulife (International) Limited	AAA	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AAA	Not Rated	Not Rated	Not Rated	Not Rated

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity. Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding accumulated other comprehensive income on available-for-sale securities and cash flow hedges.

2007 Annual Report	33

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. The most significant estimation processes relate to the evaluation of invested asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described below.

Evaluation of Invested Asset Impairment

Available-for-sale fixed income securities which are considered other than temporarily impaired are written down to their estimated fair value with losses recorded in earnings.

Available-for-sale stocks which are considered other than temporarily impaired are also written down to their estimated fair value with losses recorded in earnings.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings, when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

In assessing whether an impairment is other than temporary and assessing fair values and recoverable values, judgment is exercised relating to matters including economic factors, developments affecting companies in particular industries and specific issues with respect to single issuers and borrowers, for which the ultimate outcome is unknown.

Changes in circumstances may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk beginning on page 27.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the conservative end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

34	2007 Annual Report

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality:  Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Overall 2007 experience was favourable when compared with our assumptions.

Morbidity:  Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared with our assumptions.

Policy Termination and Premium Persistency:  Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2007 experience was unfavourable when compared to our assumptions.

Expenses and Taxes:  Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2007 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns:  We segment assets to support liabilities by business segment and geographic market and establish investment strategies appropriate to each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for all future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Investment return assumptions include expected future credit losses on fixed income investments. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. In 2007, credit loss experience on both bonds and mortgages continued to be favourable when compared to our assumptions. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. Overall 2007 investment management expense experience was unfavourable when compared to our assumptions.

Foreign Currency:  Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. Because we have a policy of matching the currency of our assets with the currency of the liabilities they support, there is little exposure related to unfavourable movements in foreign exchange rates in the valuation. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products:  Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The provision for adverse deviation is the sum of the total margins for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. This limitation is reported as an additional margin and is shown in segregated fund non-capitalized margins.

2007 Annual Report	35

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31 (Canadian $ in millions)
	2007	2006
Best estimate actuarial liability	$96,030	$102,502
Provision for Adverse Deviation
Insurance risks (mortality/morbidity)	$6,167	$5,659
Policyholder behavior (lapse/surrender/premium persistency)	2,544	2,667
Expenses	918	850
Investment risks (non-credit)	9,932	9,169
Investment risks (credit)	1,161	1,581
Segregated fund guarantees	457	435
Other	443	553
Total Provision for Adverse Deviation (PfAD)	$21,622	$20,914
Segregated funds – additional margins	11,548	9,798
Total of PfAD and additional segregated fund margins	$33,170	$30,712

Reported actuarial liabilities as at December 31, 2007 of $117,652 million (2006 – $123,416 million) are composed of $96,030 million (2006 – $102,502 million) of best estimate actuarial liability and $21,622 million (2006 – $20,914 million) of PfAD.

The increase in PfAD for insurance risks is due in part to a reallocation of future expected mortality improvements offset from expected assumptions to PfADs for North American Individual Insurance businesses, as well as an increase in the morbidity PfAD supporting Long Term Care business driven by business growth.

The increase in PfAD for investment risk (non-credit) reflects an increased margin in the valuation for interest spread risk.

PfADs for investment risk (credit) have decreased due to currency given the relative concentration of higher allowance assets in the U.S., as well as the removal of certain minimum margins on corporate bonds.

Segregated fund margins, namely those classified as non-capitalized margins, have increased from growth and market movement.

Sensitivity of Policy Liabilities to Changes in Assumptions

When our assumptions are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities. The sensitivity of the value of policy liabilities to changes in assumptions is shown below, assuming that there is a simultaneous change in the assumption across all business units. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis.

Sensitivity of Policy Liabilities to Changes in Assumptions

As at December 31,
(Canadian $ in millions)	Increase (Decrease) in Policy Liabilities
	2007	2006
Policy Related Assumptions
1% increase in future mortality rates	$ 56	$ 76
1% worsening in future morbidity rates	211	134
10% adverse change in future termination rates	841	913
10% increase in future expense levels	689	775
Asset Related Assumptions
100 basis point decrease in market interest rates	$ 641	$ 615
100 basis point increase in market interest rates	(528)	(510)
10% decrease in equity market values	511	572
10% decrease in real estate and other non-fixed income asset market values	348	269

■	The sensitivities of policy liabilities to changes in assumptions shown in the table above are adjusted for the related impact on income taxes.

■

An increase in mortality rates will generally increase policy liabilities for life insurance contracts and reduce policy liabilities for policies with longevity risk such as payout annuities. For policies where an increase in mortality will increase policy liabilities, the impact of a one per cent increase on life policies alone is $148 million.

■

Changes in market interest rates reflect a change to the initial market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. If the long-term URRs were to be changed by a similar amount to the initial market interest rates, so that the valuation reflected a permanent shift in market interest rates available for all future re-investments, the policy liability increases by $3,743 million for a 100 basis point decrease in interest rates, and decreases by $2,507 million for a 100 basis point increase in interest rates.

■

The sensitivities for level of future market interest rates are calculated based on adjusting the interest rates in the current valuation interest scenario used to determine policy liabilities, and do not reflect potential additional costs from full prescribed scenario testing.

■

The sensitivities to real estate and other non-fixed income market values reflect the impact of an increase/decrease on all forms of real estate assets as well as any other non-fixed income instruments supporting policy liabilities excluding common and private equities.

Review of Actuarial Methods and Assumptions

The 2007 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $32 million. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in 2007 shareholders’ income of pre-tax $19 million.

36	2007 Annual Report

Impact of 2007 Review by Category of Change

(Canadian $ in millions)

Interest rate risk booking scenario	$(40)	Increase from reducing the assumed ultimate risk free re-investment rates applied in the scenario used to establish policy liabilities. Under this scenario, risk free interest rates and market spreads are assumed to grade from current market level rates to ultimate re-investment rates over five years. The reduction in the long bond risk free rates underlying the ultimate re-investment rates was to 3.55% in Canada and 3.65% in the U.S., a reduction of 25 bps. Offsetting this increase was a reduction from updating the current market spreads used in the re-investment grading to reflect Q3 2007 market spreads. Going forward this assumption will be updated each quarter, similar to the risk free rates.
Other investment return assumption and modeling changes	(228)	The reduction is driven by (i) elimination of a modeling uncertainty provision established in the 2006 basis changes related to new investment modeling processes implemented at that time, (ii) a reduction from removal of minimum asset default margins based on determination that these were not required given the robust way in which the long-term underlying default assumptions are developed, and (iii) updates to expected returns for real estate, equity, and infrastructure assets.
Regular review of non- economic assumptions	659	Comprises the following items: (i) a net increase from the impact of strengthening future morbidity assumptions, less offsetting expected policy adjustments, on U.S. Long Term Care; (ii) an increase from mortality strengthening in U.S. Annuities and Reinsurance partially offset by a decrease in Japan; (iii) an increase from strengthening related to policy persistency, primarily on U.S. Long Term Care, Canadian Individual Insurance and U.S. Variable Annuities; (iv) an increase from expense assumptions reflecting both higher projected future investment management expenses and increased administrative expense assumptions.
Model enhancements	(168)	Comprised of a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a decrease from product cash flow modeling refinements in Canadian Individual Insurance partially offset by an increase in U.S. Life; (iii) an increase from refining the segregated fund guarantee reserve methodology to replace the averaging methodology currently used with a method consistent with recent actuarial guidance.
Overhead expenses	(95)	Net reduction in the proportion of future overhead expenses that are assumed to relate to in-force business.
Par Closed Block PfAD levels	(96)	Reduction of margins for par closed block ceded actuarial liabilities.
Total	$32

Note: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

The change in policy liabilities in respect of the review of assumptions was $(62) million for Q4, and $94 million in Q1 to Q3 2007.

The 2006 review of the actuarial methods and assumptions underlying policy liabilities produced a net reduction in the policy liabilities of $67 million. Net of the impacts on participating surplus and minority interests, this resulted in an increase in 2006 shareholders’ income of pre-tax $82 million.

Impact of 2006 Review by Category of Change

(Canadian $ in millions)

Asset risk	$(146)	Reduction in provisions related to the risk on disposition of assets in the John Hancock private debt portfolio supporting policy liabilities.
Interest rate risk booking scenario	261	Increase from adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. The new scenario assumes faster convergence in North America from current market rates to the conservative assumed ultimate long-term interest rates. The new scenario maintains current levels of conservatism versus the most adverse of the professionally prescribed scenarios; these prescribed scenarios were also changed in 2006.
Other investment return assumption impacts	(404)	Decrease from updating the future investment return assumptions for 2006 investment market movements. The reduction is driven by strong non-fixed income returns (equities and real estate) in a number of businesses.
Regular review of non- economic assumptions	506	Comprises the following items: (i) increase from strengthening related to policy persistency, primarily on U.S. and Canadian Individual Insurance, U.S. Long Term Care, and Life Reinsurance; (ii) increase from expense assumptions primarily reflecting higher projected future investment management expenses; (iii) an increase from mortality assumptions driven by the adverse impact of improving mortality experience on Long Term Care offset by the beneficial impact from improving mortality in a number of insurance businesses; and (iv) a decrease from refinements to Long Term Care claims modeling assumptions.
Model enhancements	(284)	Comprises a number of enhancements, including (i) a reduction from refining the modeling of future tax timing benefits across several businesses; (ii) a net decrease from model refinements related to investment risks; and (iii) a net increase from refinements to future investment spread modeling.
Total	$(67)

Note: For all segregated fund insurance and wealth management policies, as well as certain general account wealth management policies in North America, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in each reporting segment’s earnings.

2007 Annual Report	37

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business; acquisitions; in-force movement; and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2007 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Impact of adopting new accounting policies for financial instruments	1,566	1,119	3,769	1,236	59	–	7,749
Balance, January 1, 2007	$45,798	$39,341	$36,323	$14,909	$1,943	$254	$138,568
New business	387	2,210	373	(126)	11	–	2,855
In-force movement	1,957	(5,263)	(43)	973	(118)	243	(2,251)
Currency impact	(7,046)	(5,640)	(4)	(1,843)	(215)	(2)	(14,750)
Total net changes, excluding new accounting policies for financial instruments	$(4,702)	$(8,693)	$326	$(996)	$(322)	$241	$(14,146)
Balance, December 31, 2007	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase in policy liabilities from adopting new accounting policies for financial instruments was offset by an increase in the statement value of the assets supporting policy liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $5,263 million for in-force movements on the U.S. Wealth Management block includes $2,235 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The increase in the Corporate and Other segment includes certain liabilities related to the business segments which will be moved into those segments early in 2008.

Included in the total in-force reduction of $2,251 million is an increase of $32 million from changes in methods and assumptions, as described earlier. This increase results in a decrease in pre-tax earnings.

Of the $604 million net increase in policy liabilities related to new business and in-force movement, $376 million is an increase in actuarial liabilities. The remaining $228 million is an increase in other policy liabilities.

2006 Policy Liability Movement Analysis

(Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2006	$41,959	$43,258	$31,291	$13,166	$2,231	$144	$132,049
New business	433	1,394	303	(146)	16	–	2,000
Acquisitions	–	–	–	8	–	–	8
In-force movement	1,799	(6,276)	960	462	(366)	111	(3,310)
Currency impact	41	(154)	–	183	3	(1)	72
Total net changes	$2,273	$(5,036)	$1,263	$507	$(347)	$110	$(1,230)
Balance, December 31, 2006	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The increase of $8 million in acquisition results from the acquisition of a block of business from Pramerica in the Philippines in the third quarter of 2006.

The large reduction of $6,276 million for in-force movements on the U.S. Wealth Management block includes $4,534 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The reduction of $366 million for

38	2007 Annual Report

in-force movement in Reinsurance Division is largely due to provisions set up in 2005 related to Hurricane Katrina that were released to cover claims costs. The increase in the Corporate and Other segment includes a liability established in the 2006 valuation review of methods and assumptions related to implementation of quarterly CALM valuation for insurance business.

Included in the total in-force reduction of $3,310 million is a reduction of $67 million from changes in methods and assumptions, as described earlier. This reduction results in an increase in pre-tax earnings.

Of the $1,310 million net reduction in policy liabilities related to new business and in-force movement, $1,127 million is a decrease in actuarial liabilities. The remaining $183 million is comprised of a $284 million decrease in other policy liabilities and a $101 million re-classification from other liabilities to policy liabilities, both of which impacted the Consolidated Balance Sheet.

Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG15”), which was effective for the Company on January 1, 2005. AcG15 sets out the application of consolidation principles to variable interest entities (“VIEs”) that are subject to consolidation on the basis of beneficial financial interest as opposed to ownership of voting interests. Where an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined in AcG15. The Company’s policy is that when it is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 18 to the consolidated financial statements, certain VIEs have been consolidated into the general fund, with no financial impact, and certain VIEs have been consolidated on the Segregated Funds Statements of Net Assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze and calculate its expected losses and its expected residual returns. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests to then determine who is the primary beneficiary. In addition, there is a significant amount of judgment exercised in interpreting the provisions of AcG15 and applying them to specific transactions. For further details on the Company’s involvement with VIEs, see note 18 to the consolidated financial statements.

Pensions and Other Post-employment Benefits

We have a number of defined benefit and defined contribution plans providing pension and other benefits to eligible employees and agents after employment. These plans include registered/qualified pension plans, supplemental pension plans and, in some instances, health, dental and life insurance plans. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates, and compensation increase rates. These assumptions are determined by management and are reviewed annually. Actual experience that differs from the assumed experience will affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of these assumptions, are presented in note 17 to the consolidated financial statements.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. These complex tax laws are potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is determined for each timing difference based on the future tax rates that are expected to be in effect and management’s assumptions regarding the expected timing of the reversal of such temporary differences.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value of the asset exceeds the fair value. Fair values are determined using valuation techniques such as market multiples and discounted cash flow models. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to, projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with plans presented to the Board of Directors. These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. The tests performed in 2007 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives.

2007 Annual Report	39

Changes in Accounting Policies

Stock-based compensation

In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date, and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively.

The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to January 1, 2006 opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10 million, made up of $7 million related to stock options and $3 million related to restricted share units. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 million (net of a provision for income taxes of $1 million).

Financial instruments – recognition and measurement, hedges, comprehensive income and equity

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as trading (under Section 3855’s fair value option), AFS or as loans and receivables. Financial instruments designated as fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Stock securities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities which support policy liabilities as trading under the fair value option in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated AFS. Private placement debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time such changes are reported in earnings.

With the introduction of the financial instrument standards, the life insurance standard Section 4210 was replaced with Section 4211 which removes the unique investment accounting for insurance enterprises for financial instruments, other than owned real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, Section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under Section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired. Under the new sections the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as fair value option or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as fair value in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as fair value.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with Section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under Section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under Section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value option unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million. Amounts previously reported as currency translation account have been reclassified to AOCI.

40	2007 Annual Report

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

(Canadian $ in millions)	January 1, 2007	Accounting Policy Changes	December 31, 2006	reference
Assets
Invested assets
Cash and short-term securities	$10,898	$(3)	$10,901
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	–	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,721	$4,401	$171,320
Other assets	$14,625	$29	$14,596
Derivatives	1,978	1,578	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,324	$6,008	$186,316

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Long-term debt	1,929	(1)	1,930	9
Future income tax liability	2,429	171	2,258	10
Derivatives	1,793	883	910	11
Other liabilities	5,749	50	5,699
	$161,208	$4,445	$156,763
Liabilities for preferred shares and capital instruments	3,680	(15)	3,695	12
Non-controlling interest in subsidiaries	202	–	202
Equity
Participating policyholders’ equity	155	13	142	13
Shareholders’ equity
Preferred shares	638	–	638
Common shares	14,248	–	14,248
Contributed surplus	125	–	125
Retained earnings	13,336	(176)	13,512	14
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges	1,741	1,741	–	15
on translation of net foreign operations	(3,009)	–	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,324	$6,008	$186,316

[1]	Net unrealized gains of $1,155 on AFS and $1,467 on fair value option

[2]	Net unrealized gains of $1,146 on AFS and $814 on fair value option

[3]	Hedge accounting adjustments related to loans being designated in prior years as hedged items

[4]	Adoption of new impairment policy for equities

[5]	Fair value adjustment

[6]	Consequential impact of change in accounting policies

[7]	Elimination of category for other than real estate

[8]	Unrealized gain related to electing fair value

[9]	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006

[10]	Tax effect of opening adjustments

[11]	Fair value adjustment

[12]	Subordinated debt payable to MIC Financing Trust I classified as trading

[13]	Portion of fair value adjustments related to par surplus

[14]	Result of above items

[15]	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

2007 Annual Report	41

Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee’s EIC 46, “Leveraged Leases”, which harmonizes leveraged lease accounting with U.S. GAAP. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The Company’s adoption of EIC 46 resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Capital disclosures

Effective October 1, 2007, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This section requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. Transition to the new standard did not have any financial impact to the Company.

Future Change in Accounting Policies

Financial instruments – disclosure and presentation

On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires extensive disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These standards will be effective for the Company’s fiscal year beginning January 1, 2008.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 23 to the consolidated financial statements.

For U.S. GAAP, asset impairment charges include other than temporary impairments due to interest rate movements where we do not have the intent to hold the asset until recovery. The intent to hold is based on the investment mandate of each of our investment portfolios. For those that we do not intend to hold, assets have been written down to the lower of cost or fair market value.

Differences between Canadian and Hong Kong GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong generally accepted accounting principles (“Hong Kong GAAP”).

Under Hong Kong GAAP, real estate classified as investment properties are carried at appraised value, with changes being reported as income, as compared to current Canadian GAAP where real estate is carried on a move to market value basis. In certain interest rate environments, actuarial liabilities determined in accordance with Hong Kong GAAP may be higher than actuarial liabilities computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Practices

The Hong Kong Insurance Authority requires that insurance companies have minimum “net assets” for solvency purposes and stipulates minimum criteria for the calculation of actuarial liabilities in arriving at regulatory basis “net assets”. Each year, the Company compares the amount of net assets prepared in accordance with Canadian GAAP, as reported in the Company’s annual return, with the minimum solvency margin required in Hong Kong as described above. As at December 31, 2007, the Company’s net assets determined in accordance with Canadian GAAP exceeded the minimum solvency margin required by Hong Kong insurance regulations.

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designated to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2007, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the ARMC, the CEO and CFO.

42	2007 Annual Report

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2007. Their report, on page 48, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2007 Annual Report	43

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2007, the Company’s contractual obligations and commitments are as follows:

Payments due by period (Canadian $ in millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt [1]	$2,280	$600	$144	$505	$1,031
Liabilities for capital instruments[1,2]	7,464	170	340	345	6,609
Purchase obligations	537	156	232	124	25
Capital leases	5	2	3	–	–
Operating leases	422	107	152	97	66
General fund policyholder liabilities[3]	438,141	14,534	14,641	12,410	396,556
Bank deposits and consumer notes[1]	12,535	9,484	1,512	611	928
Other	261	82	79	39	61
Total contractual obligations	$461,645	$25,135	$17,103	$14,131	$405,276

[1]

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2008 to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2007 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

[2]

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company on or after June 19, 2010 by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

[3]

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows will differ from these estimates (see “Policy Liabilities”).

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2007, there were $2,535 million of investment commitments (2006 – $2,211 million), of which $1,727 million matures within one year (2006 – $1,712 million), $726 million within one to three years (2006 – $414 million), $70 million matures within three to five years (2006 – $73 million) and $12 million matures after five years (2006 – $12 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”). Note 18 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and Canadian securities commissions regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial condition or results of operations.

44	2007 Annual Report

Quarterly Financial Information

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006
Revenue
Premium income
Life and health insurance	$3,799	$3,640	$3,694	$3,678	$3,996	$3,629	$3,593	$3,552
Annuities and pensions	1,500	1,242	1,138	1,053	1,084	1,049	1,078	1,123
Total premium income	$5,299	$4,882	$4,832	$4,731	$5,080	$4,678	$4,671	$4,675
Investment income	3,575	3,117	1,100	2,549	2,863	2,593	2,368	2,609
Other revenue	1,393	1,359	1,356	1,340	1,247	1,140	1,150	1,120
Total revenue	$10,267	$9,358	$7,288	$8,620	$9,190	$8,411	$8,189	$8,404
Income before income taxes	$1,358	$1,466	$1,440	$1,342	$1,440	$1,330	$1,271	$1,295
Income taxes	(284)	(397)	(341)	(355)	(332)	(362)	(323)	(349)
Net income	$1,074	$1,069	$1,099	$987	$1,108	$968	$948	$946
Net income available to shareholders	$1,144	$1,070	$1,102	$986	$1,100	$974	$959	$952
Basic earnings per common share	$0.76	$0.70	$0.72	$0.63	$0.71	$0.62	$0.61	$0.60
Diluted earnings per common share	$0.75	$0.70	$0.71	$0.63	$0.70	$0.62	$0.60	$0.59
Segregated funds deposits	$9,043	$8,888	$8,545	$10,751	$7,879	$7,705	$7,997	$9,706
Total assets	$176,458	$175,232	$179,307	$191,079	$186,316	$178,005	$177,222	$183,110
Segregated funds net assets	$175,544	$175,094	$177,509	$179,441	$172,937	$154,606	$146,904	$151,858
Weighted average common shares (in millions)	1,502	1,511	1,532	1,546	1,545	1,551	1,570	1,584
Diluted weighted average common shares (in millions)	1,515	1,525	1,546	1,562	1,561	1,566	1,586	1,601
Dividends per common share	$0.24	$0.22	$0.22	$0.20	$0.20	$0.175	$0.175	$0.175

Other Disclosures

Selected Annual Financial Information

As at and for the years ended December 31 (Canadian $ in millions, except per share amounts)	2007	2006	2005
Total assets	$176,458	$186,316	$182,785
Long-term financial liabilities:
Long-term debt	$1,820	$1,930	$1,078
Non-controlling interest in subsidiaries	146	202	187
Liabilities for preferred shares and capital instruments	3,010	3,695	3,301
	$4,976	$5,827	$4,566
Cash dividend per common share	$0.88	$0.725	$0.58
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$0.96554
Cash dividend per Class A Share, Series 3	$1.125	$1.07813	$–

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.

Outstanding Shares

As at March 18, 2008, MFC had 1,496,797,569 common shares outstanding.

2007 Annual Report	45

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit and Risk Management Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit and Risk Management Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit and Risk Management Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit and Risk Management Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit and Risk Management Committee.

Dominic D’Alessandro	Peter H. Rubenovitch
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 18, 2008

46	2007 Annual Report

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2007 and 2006 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Simon Curtis, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 18, 2008

Independent Auditors’ Report to the Shareholders

We have audited the Consolidated Balance Sheets of Manulife Financial Corporation and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its Segregated Funds as at December 31, 2007 and 2006 and the results of the Company’s operations and cash flows and the changes in the net assets of its Segregated Funds for the years then ended in conformity with Canadian generally accepted accounting principles.

As explained in Note 2 to the consolidated financial statements, in fiscal 2007, the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 4211 “Life Insurance Enterprises – Specific Items” and amended Emerging Issues Committee’s EIC 46 “Accounting for Leveraged Leases”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2008

2007 Annual Report	47

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained in all material respects, effective internal control over financial reporting as at December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Equity, Comprehensive Income and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 18, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2008

48	2007 Annual Report

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2007	2006
Assets
Invested assets (note 5)
Cash and short-term securities	$12,354	$10,901
Securities
Bonds	72,831	78,085
Stocks	11,134	11,272
Loans
Mortgages	26,061	28,131
Private placements	21,591	25,074
Policy loans	5,823	6,413
Bank loans	2,182	2,009
Real estate	5,727	5,905
Other investments	3,597	3,530
Total invested assets	$161,300	$171,320

Other assets
Accrued investment income	$1,414	$1,557
Outstanding premiums	672	669
Goodwill (note 22)	6,721	7,461
Intangible assets (note 4)	1,573	1,708
Derivatives (note 21)	2,129	400
Miscellaneous	2,649	3,201
Total other assets	$15,158	$14,996
Total assets	$176,458	$186,316
Segregated funds net assets	$175,544	$172,937

Liabilities and Equity
Policy liabilities (note 6)	$124,422	$130,819
Deferred realized net gains (note 2)	107	4,442
Bank deposits	10,008	7,845
Consumer notes (note 9)	2,085	2,860
Long-term debt (note 10)	1,820	1,930
Future income tax liability, net (note 8)	2,839	2,258
Derivatives (note 21)	1,866	910
Other liabilities	5,820	5,699
	$148,967	$156,763
Liabilities for preferred shares and capital instruments (note 11)	3,010	3,695
Non-controlling interest in subsidiaries (note 12)	146	202
Equity
Participating policyholders’ equity	82	142
Shareholders’ equity
Preferred shares	638	638
Common shares	14,000	14,248
Contributed surplus	140	125
Retained earnings	14,388	13,512
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges (note 15)	1,291	–
on translation of net foreign operations (note 15)	(6,204)	(3,009)
Total equity	$24,335	$25,656
Total liabilities and equity	$176,458	$186,316
Segregated funds net liabilities	$175,544	$172,937

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

2007 Annual Report	49

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2007	2006
Revenue
Premium income	$19,744	$19,104
Investment income (note 5)
Investment income	9,531	10,193
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	810	240
Other revenue	5,448	4,657
Total revenue	$35,533	$34,194
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$6,104	$5,949
Maturity and surrender benefits	8,111	9,814
Annuity payments	3,098	3,316
Policyholder dividends and experience rating refunds	1,556	1,528
Net transfers to segregated funds	952	432
Change in actuarial liabilities	390	(1,127)
General expenses	3,387	3,352
Investment expenses (note 5)	983	841
Commissions	4,008	3,546
Interest expense (notes 9, 10 and 11)	1,032	932
Premium taxes	248	270
Non-controlling interest in subsidiaries	58	5
Total policy benefits and expenses	$29,927	$28,858
Income before income taxes	$5,606	$5,336
Income taxes (note 8)	(1,377)	(1,366)
Net income	$4,229	$3,970
Loss attributed to participating policyholders	$73	$15

Net income attributed to shareholders	$4,302	$3,985
Preferred share dividends	(30)	(30)
Net income available to common shareholders	$4,272	$3,955

Weighted average number of common shares outstanding (in millions)	1,522	1,563
Weighted average number of diluted common shares outstanding (in millions)	1,537	1,579

Basic earnings per common share	$2.81	$2.53
Diluted earnings per common share (note 16)	$2.78	$2.51
Dividends per common share	$0.88	$0.73

The accompanying notes to these consolidated financial statements are an integral part of these statements.

50	2007 Annual Report

Consolidated Statements of Equity

For the years ended December 31, (Canadian $ in millions)	2007	2006
Participating policyholders’ equity
Balance, January 1	$142	$157
Cumulative effect of adopting new accounting policy for financial instruments, net of income taxes of $2	13	–
Loss for the year	(73)	(15)
Balance, December 31	$82	$142

Preferred shares
Balance, January 1	$638	$344
Preferred shares issued (note 13)	–	300
Issuance costs, net of tax	–	(6)
Balance, December 31	$638	$638

Common shares
Balance, January 1	$14,248	$14,490
Issued on exercise of stock options and deferred shared units and acquisition of subsidiary (note 13)	275	171
Purchase and cancellation (note 13)	(523)	(413)
Balance, December 31	$14,000	$14,248

Contributed surplus
Balance, January 1	$125	$93
Cumulative effect of adopting new accounting policy for stock-based awards (note 1(i))	–	7
Redemption of preferred shares issued by a subsidiary (note 12)	3	–
Exercise of stock options	(24)	(32)
Stock option expense (note 16)	20	26
Tax benefit of stock options exercised	16	31
Balance, December 31	$140	$125

Shareholders’ retained earnings
Balance, January 1	$13,512	$11,918
Cumulative effect of adopting new accounting policy for:
Financial instruments, net of income taxes of $357	(176)	–
Leveraged leases, net of income taxes of $77	(157)	–
Stock-based awards, net of income taxes of $2	–	(10)
Net income attributed to shareholders	4,302	3,985
Preferred share dividends	(30)	(30)
Common share dividends	(1,341)	(1,133)
Purchase and cancellation of common shares (note 13)	(1,722)	(1,218)
Balance, December 31	$14,388	$13,512

Accumulated other comprehensive (loss) income
Balance, January 1	$(3,009)	$(3,215)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	1,741	–
Other comprehensive (loss) income	(3,645)	206
Balance, December 31 (note 15)	$(4,913)	$(3,009)

Total equity	$24,335	$25,656

The accompanying notes to these consolidated financial statements are an integral part of these statements.

2007 Annual Report	51

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2007	2006

Net income attributed to shareholders	$4,302	$3,985
Other comprehensive (loss) income
Change in unrealized gains/losses on available-for-sale financial securities Unrealized losses arising during the year, net of income tax expense of $2	$(119)	$–
Recognition of realized (gains) losses and impairments (recoveries) to net income, net of income tax expense of $72	(315)	–

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized losses arising during the year, net of income tax benefit of $6	(11)	–
Recognition of realized gains to net income, net of income tax expense of $3	(5)	–

Change in unrealized currency translation (losses) gains of self-sustaining foreign operations
On translating financial statements, net of taxes of nil	(3,419)	230
On hedges, net of income tax expense of $121 (2006 – income tax benefit of $13)	224	(24)
Total other comprehensive (loss) income	$(3,645)	$206
Total comprehensive income attributed to shareholders	$657	$4,191

The accompanying notes to these consolidated financial statements are an integral part of these statements.

52	2007 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2007	2006
Operating activities
Net income	$4,229	$3,970
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional products	2,544	3,301
Amortization of net realized gains and move to market adjustments in investments	(208)	(1,171)
Accretion of discount	(302)	(243)
Other amortization	281	234
Net realized and unrealized gains including impairments	(1,078)	(341)
Changes in fair value of consumer notes	29	–
Future income tax expense	928	996
Stock option expense	20	26
Non-controlling interest in subsidiaries	52	1
Net income adjusted for non-cash items	$6,495	$6,773
Changes in policy related and operating receivables and payables	976	(96)
Cash provided by operating activities	$7,471	$6,677

Investing activities
Purchases and mortgage advances	$(53,309)	$(65,693)
Disposals and repayments	52,434	63,757
Amortization of premium	574	730
Changes in investment broker net receivables and payables	(65)	365
Net cash increase (decrease) from acquisition and sales of subsidiaries	125	(59)
Cash used in investing activities	$(241)	$(900)

Financing activities
Decrease in securities sold but not yet purchased	$(1)	$(384)
Issue of long-term debt	1	901
Repayment of long-term debt	(4)	(22)
Issue of subordinated notes	–	645
Repayment of capital instruments	(570)	(250)
Net redemptions in John Hancock Fixed Products institutional products	(2,154)	(4,428)
Bank deposits, net	2,164	2,353
Capital from joint venture partner	–	7
Consumer notes matured, net	(434)	(182)
Redemption of preferred shares issued by a subsidiary (note 12)	(89)	–
Preferred share dividends	(30)	(30)
Common share dividends	(1,341)	(1,133)
Funds repaid, net	(10)	(69)
Purchase and cancellation of common shares	(2,245)	(1,631)
Common shares issued on exercise of options	114	139
Tax benefit of stock options exercised	16	59
Preferred shares issued, net	–	294
Cash used in financing activities	$(4,583)	$(3,731)

Cash and short-term securities
Increase during the year	$2,647	$2,046
Currency impact on cash and short-term securities	(1,109)	23
Balance, January 1	10,328	8,262
Balance, December 31	$11,866	$10,331

Beginning of year
Gross cash and short-term securities	$10,901	$8,857
Fair value adjustment, January 1, 2007	(3)	–
Net payments in transit, included in other liabilities	(570)	(595)
Net cash and short-term securities, January 1	$10,328	$8,262

End of year
Gross cash and short-term securities	$12,354	$10,901
Net payments in transit, included in other liabilities	(488)	(570)
Net cash and short-term securities, December 31	$11,866	$10,331

The accompanying notes to these consolidated financial statements are an integral part of these statements.

2007 Annual Report	53

Segregated Funds Consolidated Statements of Net Assets

As at December 31, (Canadian $ in millions)	2007	2006
Investments, at market value
Cash and short-term securities	$4,025	$3,067
Bonds	9,591	10,789
Stocks and mutual funds	159,628	156,936
Other investments	3,961	4,078
Accrued investment income	75	86
Other liabilities, net	(1,736)	(2,019)
Total segregated funds net assets	$175,544	$172,937

Composition of segregated funds net assets:
Held by policyholders	$174,981	$172,259
Held by the Company	245	360
Held by other contract holders (note 1(e))	318	318
Total segregated funds net assets	$175,544	$172,937

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31, (Canadian $ in millions)	2007	2006
Additions
Deposits from policyholders	$37,227	$33,287
Net realized and unrealized investment gains	3,997	11,863
Interest and dividends	7,483	6,552
Net transfers from general fund	952	432
Total additions	$49,659	$52,134

Deductions
Payments to policyholders	$20,738	$17,674
Management and administrative fees	2,674	2,407
Currency revaluation	23,640	(523)
Total deductions	$47,052	$19,558

Net additions for the year	$2,607	$32,576
Segregated funds net assets, January 1	172,937	140,361
Segregated funds net assets, December 31	$175,544	$172,937

The accompanying notes to these consolidated financial statements are an integral part of these statements.

54	2007 Annual Report

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded stock life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Financial Services, Inc. (“JHF”), the holding company of a United States financial services group. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the provisioning for asset impairment, determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and impairment testing of goodwill and intangible assets. Although some variability is inherent in these estimates, management believes that the amounts provided are adequate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies with the exception of those that are determined to be variable interest entities (“VIEs”) where MFC is not the primary beneficiary. As outlined in note 18, certain VIEs are consolidated into the general fund, with no financial impact, and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. Inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement. For a general discussion of the adoption and impact of these Sections, refer to Note 2 – Changes in Accounting Policies. The effect of these changes on invested assets is indicated below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading (under Section 3855’s fair value option) or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses are recognized in income on AFS bonds on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment occurs when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Prior to January 1, 2007, bonds were carried at amortized cost, less provision for impairment, if any, with no recognition of unrealized gains or losses. Realized gains and losses were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the bond sold. Provisions for impairments were recognized immediately in income on a specific bond basis when there was no longer reasonable assurance as to the timely collection of the full amount of principal and interest.

2007 Annual Report	55

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses are recognized in income on AFS stocks on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost for a prolonged period and there is not objective evidence to support recovery in value before disposal.

Prior to January 1, 2007, stocks were carried on a moving average market value basis with carrying values adjusted toward fair value at five per cent per quarter. Realized gains and losses were deferred and brought into income at five per cent per quarter. For impairment purposes, specific stocks were written immediately down to market value through a charge to income only if an impairment in the value of the entire stock portfolio (determined net of deferred realized gains) was considered to be other than temporary.

Mortgages are categorized as loans and are carried at amortized cost less repayments and provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual mortgages immediately through income when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment provisions are calculated to reduce the carrying value to estimated realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the mortgages; the fair value of security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

Prior to January 1, 2007, realized gains and losses on mortgages were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.

Private placements include corporate loans for which there is no price quoted in an active market. These are categorized as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. Impairment losses are recorded on individual private placements immediately through income when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment provisions are calculated to reduce the carrying value to estimated realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the loan; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases, which are financing arrangements for assets leased to third parties. The leased assets are supported by the Company’s investment and by senior non-recourse debt provided by third parties. The Company records as its carrying value the net investment of both the leased asset and the non-recourse debt calculated by accruing income at the lease’s expected internal rate of return in accordance with Emerging Issues Committee’s EIC 46 “Leveraged Leases”. Temporary tax differences of the leveraged leases are included in net future tax liabilities. Impairment testing involves identifying changes to the internal rate of return due to changes in expected future cash flows. Impairment losses are recorded by revising the carrying value downwards to reflect the revised internal rate of return, retrospectively.

Policy loans are categorized as loans and are carried at their unpaid balances. Policy loans are not subject to impairment losses because they are fully collateralized by the cash surrender value of the policies borrowed against.

Bank loans are carried at unpaid principal minus provision for credit losses, if any.

Once established, provisions for impairment of private placements, mortgages and bank loans are reversed only if the conditions that caused the impairment no longer exist. On disposition of an impaired asset, the allowance is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Income recognition for bonds and loans is on the accrual basis, with amortization of premiums and discounts over the life of the investment using the effective yield method.

The Company uses trade date accounting for purchases and sales of invested assets.

Real estate investments are carried on a moving average market basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are deferred and brought into income at three per cent per quarter. For impairment purposes, specific properties are subject to being written immediately down to market value through a charge to income, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agricultural sectors.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost of businesses acquired over estimated fair values of the net assets acquired. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. The test is at the reporting unit level for goodwill and at the Company level for intangible assets with indefinite lives. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Carrying value is determined as the amount of capital allocated to the reporting unit. Any potential impairment of

56	2007 Annual Report

intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. An impairment loss would be recognized and the asset written down to the extent that the carrying value exceeds the fair value. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

d)	Miscellaneous assets

Included in miscellaneous assets are prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. Consequently, these funds are segregated and presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue in the general fund Consolidated Statements of Operations.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Non-controlling interests in such consolidated VIEs are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company also provides minimum guarantees on individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum maturity value guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in actuarial liabilities in the general fund.

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian generally accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”).

g)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

h)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses on the net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI. Translation gains and losses on disposition of net investments in self-sustaining foreign operations are included in net income.

i)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16.

The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of the Company’s shares. The change in the value of restricted share units and deferred share units resulting from changes in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of related cash flows.

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date is recognized on the grant date.

2007 Annual Report	57

Compensation cost attributable to stock options and restricted share units granted to employees who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

In July 2006, the Emerging Issues Committee of the CICA issued a new abstract, EIC 162, “Stock-based Compensation for Employees Eligible to Retire before the Vesting Date”. The abstract requires that stock-based compensation be recognized at the grant date for grants to employees who are eligible to retire on the grant date and over the period from the date of grant to the date of retirement eligibility for grants to employees who will become eligible to retire during the vesting period. This abstract was effective for the year ended December 31, 2006 and was to be applied retroactively.

The Company adopted the provisions of this new abstract in the fourth quarter of 2006 and reported the cumulative effect on prior years as adjustments to January 1, 2006 opening contributed surplus and opening retained earnings. Opening retained earnings decreased by $10, made up of $7 related to stock options and $3 related to restricted share units. For the year ended December 31, 2006, the effect of adopting this change in policy was a decrease in net income of $6 (net of a provision for income taxes of $1).

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, qualifying employees can choose to have up to five per cent of their annual base earnings applied toward the purchase of common shares of MFC. Subject to certain conditions, MFC will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

j)	Employee future benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the required contributions provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States that provide benefits based on accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the accrued benefit obligation or the market-related value of the plan assets and any past service costs are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave) for the duration of their leave. The estimated present value of these benefits is charged to income in the year of disability.

Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.

k)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage its exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments as well as other anticipated transactions. Derivatives embedded in other financial instruments (“host instruments”) are required to be separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or designated at fair value. Effective January 1, 2007, all derivatives including embedded derivatives that are required to be separately accounted for under new standards are recorded at fair value on the Company’s Consolidated Balance Sheet. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities on the Consolidated Balance Sheet.

The method of recognizing changes in fair value on derivatives depends on whether they are designated and effective, as hedging instruments. For derivatives that are not designated as hedging instruments, changes in fair values are recorded in investment income. When derivatives are used to manage exposures, a determination is made for each derivative as to whether hedge accounting can be applied, as discussed below.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. The documentation details the particular risk management objective, the hedged risk and specific financial asset, financial liability or

58	2007 Annual Report

anticipated cash flows being hedged, the hedging instrument and the methodology used to assess the effectiveness and measure any ineffectiveness of the hedging relationship. Hedge effectiveness is evaluated at the inception of the relationship and at least on a quarterly basis using a variety of techniques including regression analysis and cumulative dollar offset. Both at inception and throughout the term of the hedge, the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or offsetting changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative is recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in the fair value of the hedged items attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk until hedge accounting is discontinued. The Company commences amortization of these adjustments to the carrying value of the hedged item over the remaining term of the hedging relationship immediately after the adjustments are created. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the unamortized balance of the cumulative adjustments to the carrying value of the hedged item continues to be amortized to investment income over the remaining term of the hedging relationship unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in investment income during the periods when the variability in the cash flows hedged or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to investment income, with the exception of total return swaps on hedging restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when either the hedged item is sold or the forecasted transaction is no longer expected to occur. When hedge accounting is discontinued, and the hedged forecasted transaction remains highly probable to occur, then the amounts previously recognized in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

The hedges of net investments in the Company’s self sustaining foreign operations are accounted for similar to cash flow hedges. In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is reduced.

Prior to January 1, 2007

Prior to January 1, 2007, realized and unrealized gains and losses on derivatives which were designated and effective as hedges were accounted for on the same basis as the underlying assets and liabilities. Realized and unrealized gains and losses on derivative transactions that did not qualify for the accounting definition of a hedge, were accounted for as a portfolio investment whereby carrying values were adjusted toward market values at five per cent per quarter. Hedge effectiveness was assessed quarterly.

Derivative income and expenses related to invested assets and financial liabilities were included in investment income and interest expense, respectively, in the Consolidated Statements of Operations. Cash flows relating to derivatives associated with invested assets and financial liabilities were included in the Consolidated Statements of Cash Flows on a basis consistent with the cash flows from the underlying invested assets and financial liabilities.

l)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due.

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

2007 Annual Report	59

Note 2    ^    Changes in Accounting Policies

a)	Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 4211 “Life Insurance Enterprises – Specific Items”. Section 4211 replaced Section 4210. As a result, all financial instruments whether assets or liabilities, except for policy liabilities accounted for in accordance with Section 4211, are accounted for under the new sections. Prior to January 1, 2007, life insurance enterprises followed handbook Section 4210 which contained accounting policies specific to life insurance enterprises. The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as trading (under Section 3855’s fair value option), AFS or as loans and receivables. Financial instruments designated as fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Stock securities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities which support policy liabilities as trading under the fair value option in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated as AFS. Private placement debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within OCI, until the financial asset is disposed of or becomes other than temporarily impaired, at which time such changes are reported in earnings.

With the introduction of the financial instrument standards, the life insurance standard Section 4210 was replaced with Section 4211 which removes the unique investment accounting for insurance enterprises for financial instruments, other than owned real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, Section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under Section 4210, equity impairments were not recognized unless the entire equity portfolio was other than temporarily impaired. Under the new sections the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as fair value option or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as fair value in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as fair value.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with Section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under Section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under Section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value option unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176, an increase in opening participating policyholders’ equity of $13 and an increase in opening AOCI of $1,741. Amounts previously reported as currency translation account have been reclassified to AOCI.

60	2007 Annual Report

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

	January 1, 2007	Accounting Policy Changes	December 31, 2006	reference
Assets
Invested assets
Cash and short-term securities	$10,898	$(3)	$10,901
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	–	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,721	$4,401	$171,320
Other assets	$14,625	$29	$14,596
Derivatives	1,978	1,578	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,324	$6,008	$186,316

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Long-term debt	1,929	(1)	1,930	9
Future income tax liability	2,429	171	2,258	10
Derivatives	1,793	883	910	11
Other liabilities	5,749	50	5,699
	$161,208	$4,445	$156,763
Liabilities for preferred shares and capital instruments	3,680	(15)	3,695	12
Non-controlling interest in subsidiaries	202	–	202
Equity
Participating policyholders’ equity	155	13	142	13
Shareholders’ equity
Preferred shares	638	–	638
Common shares	14,248	–	14,248
Contributed surplus	125	–	125
Retained earnings	13,336	(176)	13,512	14
Accumulated other comprehensive income (loss) on available-for-sale securities and cash flow hedges	1,741	1,741	–	15
on translation of net foreign operations	(3,009)	–	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,324	$6,008	$186,316
[1]	Net unrealized gains of $1,155 on AFS and $1,467 on fair value

[2]	Net unrealized gains of $1,146 on AFS and $814 on fair value

[3]	Hedge accounting adjustments related to loans being designated in prior years as hedged items

[4]	Adoption of new impairment policy for equities

[5]	Fair value adjustment

[6]	Consequential impact of change in accounting policies

[7]	Elimination of category for other than real estate

[8]	Unrealized gain related to electing fair value

[9]	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006

[10]	Tax effect of opening adjustments

[11]	Fair value adjustment

[12]	Subordinated debt payable to MIC Financing Trust I classified as trading

[13]	Portion of fair value adjustments related to par surplus

[14]	Result of above items

[15]	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

2007 Annual Report	61

b)	Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee’s EIC 46, “Leveraged Leases”, which harmonizes leveraged lease accounting with U.S. GAAP. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the lease’s expected internal rate of return and recalculation of accrued lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The Company’s adoption of EIC 46 resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $77.

c)	Cash flow presentation of interest discounts and premiums

Effective July 1, 2007, the Company adopted amended EIC 47 – “Interest Discount or Premium in the Cash Flow Statement”. This EIC amendment conforms EIC 47 to Section 3855 and requires classification of the amortization of premiums on investments in debt securities as cash flows from investing activities rather than cash flows from operating activities in the Company’s Consolidated Statements of Cash Flows. The Company’s adoption of EIC 47 resulted in classification of $574 of premium amortization as cash flows from investing activities for the year ended December 31, 2007 ($730 for the year ended December 31, 2006), which prior to adoption would have been included, net of accretion of discounts, in cash flows provided by operating activities.

d)	Capital disclosures

Effective October 1, 2007, the Company adopted CICA Handbook Section 1535 “Capital Disclosures”. This section requires disclosure of the Company’s objectives, policies and processes for managing capital, as well as its compliance with any externally imposed capital requirements. Transition to the new standard did not have any financial impact to the Company.

Note 3    ^    Future Accounting and Reporting Changes

Financial	instruments – disclosure and presentation

On December 1, 2006, the CICA issued new accounting standards comprising CICA Handbook Sections 3862 “Financial Instruments – Disclosure” and 3863 “Financial Instruments – Presentation”. Section 3862 requires additional disclosures of financial instruments, including their impact on financial position and performance and on the risks associated with recognized and unrecognized financial instruments. Section 3863 carries forward unchanged the presentation requirements of Section 3861. These sections will be effective for the Company’s fiscal year beginning January 1, 2008.

Note 4    ^    Intangible Assets

Intangible assets include the JHF brand name, distribution networks, fund management contracts, and contractual rights. Intangible assets that have finite lives are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

For the year ended December 31, 2007	Balance January 1, 2007	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2007
Indefinite life
Brand	$700	$–	$–	$–	$(107)	$593
Fund management contracts	342	–	–	–	(52)	290
	$1,042	$–	$–	$–	$(159)	$883
Finite life
Distribution networks	$524	$123	$–	$(11)	$(68)	$568
Other intangible assets	142	1	–	(13)	(8)	122
	$666	$124	$–	$(24)	$(76)	$690
Total	$1,708	$124	$–	$(24)	$(235)	$1,573

For the year ended December 31, 2006	Balance January 1, 2006	Additions	Disposals	Amortization	Change in foreign exchange rates	Balance December 31, 2006
Indefinite life
Brand	$700	$–	$–	$–	$–	$700
Fund management contracts	342	–	–	–	–	342
	$1,042	$–	$–	$–	$–	$1,042
Finite life
Distribution networks	$535	$–	$–	$(11)	$–	$524
Other intangible assets	165	–	(9)	(13)	(1)	142
	$700	$–	$(9)	$(24)	$(1)	$666
Total	$1,742	$–	$(9)	$(24)	$(1)	$1,708

62	2007 Annual Report

Note 5    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31,					2007		2006
	Fair Value Option	Available For Sale	Other	Total Carrying Value	Total Fair Value	Total Carrying Value	Total Fair Value
Cash and short-term securities[1]	$645	$10,098	$1,611	$12,354	$12,354	$10,901	$10,898
Bonds[2]
Canadian government & agency	8,384	2,673	–	11,057	11,057	9,952	11,243
U.S. government & agency	4,796	1,262	–	6,058	6,058	8,356	8,370
Other government & agency	4,068	610	–	4,678	4,678	4,327	4,576
Corporate	38,121	3,963	–	42,084	42,084	44,401	45,582
Mortgage/asset-backed securities	8,055	899	–	8,954	8,954	11,049	10,959
Stocks[2]	6,913	4,221	–	11,134	11,134	11,272	13,232
Loans
Private placements[3]	–	–	21,591	21,591	21,573	25,074	24,854
Mortgages[3]	–	–	26,061	26,061	26,071	28,131	28,403
Policy loans[4]	–	–	5,823	5,823	5,823	6,413	6,413
Bank loans[3]	–	–	2,182	2,182	2,191	2,009	2,094
Real estate[5]	–	–	5,727	5,727	7,608	5,905	7,212
Other investments[6]	–	–	3,597	3,597	4,236	3,530	4,130
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821	$171,320	$177,966
[1]	Short-term securities are carried at their fair values.
[2]

Fair values for bonds and stocks are determined with reference to quoted market bid prices where available. When quoted market bid prices are not available for bond and stock securities not traded in an active market, fair values are determined using valuation techniques which include discounted cash flows and internal models that refer to observable market data.

[3]

Fair values of private placements, mortgages and bank loans are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. Fair values also reflect any applicable provision for credit loan losses. For fixed-rate mortgages, fair value is determined by discounting the expected future cash flows at market interest rates for mortgages with similar credit risks. Leveraged leases are carried at values derived in accordance with leveraged lease accounting (see note 1b) and their fair values are not readily available.

[4]

Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

[5]

Fair values of real estate are determined by external appraisals utilizing expected net cash flows discounted at market interest rates. Foreclosed properties of $4 are included in real estate as at December 31, 2007 (2006 – $5).

[6]

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which includes external appraisals as well as various valuation techniques used by external managers.

The following tables present the carrying value and fair value of investments segregated by maturity. Investments that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities as borrowers may have the right to call or prepay obligations.

Carrying Values

						2007	2006
As at December 31,	No specific maturity	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total carrying value	Total carrying value
Cash and short-term securities	$12,354	$–	$–	$–	$–	$12,354	$10,901
Bonds
Canadian government & agency	–	151	900	1,235	8,771	11,057	9,952
U.S. government & agency	–	119	691	2,271	2,977	6,058	8,356
Other government & agency	–	182	680	1,305	2,511	4,678	4,327
Corporate	–	3,077	13,528	10,052	15,427	42,084	44,401
Mortgage/asset-backed securities	–	57	458	478	7,961	8,954	11,049
Stocks	11,134	–	–	–	–	11,134	11,272
Private placements	–	897	3,906	7,268	9,520	21,591	25,074
Mortgages	4,581	1,600	6,609	8,260	5,011	26,061	28,131
Policy loans	5,823	–	–	–	–	5,823	6,413
Bank loans	92	43	247	1,773	27	2,182	2,009
Real estate	5,727	–	–	–	–	5,727	5,905
Other investments	3,597	–	–	–	–	3,597	3,530
Total	$43,308	$6,126	$27,019	$32,642	$52,205	$161,300	$171,320

2007 Annual Report	63

Fair Values

						2007	2006
As at December 31,	No specific maturity	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years	Total fair value	Total fair value
Cash and short-term securities	$12,354	$–	$–	$–	$–	$12,354	$10,898
Bonds
Canadian government & agency	–	151	900	1,235	8,771	11,057	11,243
U.S. government & agency	–	119	691	2,271	2,977	6,058	8,370
Other government & agency	–	182	680	1,305	2,511	4,678	4,576
Corporate	–	3,077	13,528	10,052	15,427	42,084	45,582
Mortgage/asset-backed securities	–	57	458	478	7,961	8,954	10,959
Stocks	11,134	–	–	–	–	11,134	13,232
Private placements	–	896	3,899	7,257	9,521	21,573	24,854
Mortgages	4,584	1,611	6,680	8,239	4,957	26,071	28,403
Policy loans	5,823	–	–	–	–	5,823	6,413
Bank loans	99	43	248	1,774	27	2,191	2,094
Real estate	7,608	–	–	–	–	7,608	7,212
Other investments	4,236	–	–	–	–	4,236	4,130
Total	$45,838	$6,136	$27,084	$32,611	$52,152	$163,821	$177,966

The following table presents the carrying value and fair value of mortgages, by type of property:

Mortgages, As at December 31		2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Residential	$8,838	$8,872	$8,020	$8,093
Office	3,883	3,887	4,788	4,856
Retail	5,586	5,543	6,688	6,761
Industrial	3,225	3,235	3,574	3,649
Other	4,529	4,534	5,061	5,044
Total	$26,061	$26,071	$28,131	$28,403

The carrying value of government-insured mortgages was 21% of the total carrying value of the mortgage portfolio as at December 31, 2007 (2006 – 17%) and the carrying value of privately-insured mortgages was 1.5% of the total mortgage portfolio as at December 31, 2007 (2006 – 1.3%).

64	2007 Annual Report

b)	Investment income

For the years ended December 31	2007					2006
	Fair Value Option	Available For Sale	Other[3]	Total	Yields[4]	Total	Yields[4]
Cash and short-term securities	$38	$465	$–	$503	4.9%	$385	4.9%
Bonds					5.2%		5.7%
Interest income	3,451	509	–	3,960	5.3%	4,086
(Losses) gains[1]	(111)	31	–	(80)	(0.1)%	356
Impairment (loss) recovery		(4)		(4)		32
Stock securities					11.0%		13.1%
Dividend income	172	123	–	295		285
Gains[1]	589	432	–	1,021		789
Impairment loss		(33)	–	(33)		–
Loans
Private placements					6.4%		7.5%
Interest income			1,370	1,370		1,457
Gains[1]			103	103		–
(Provision) recovery for loan losses, net			(13)	(13)		21
Mortgages					6.3%		6.2%
Interest income			1,551	1,551		1,597
Gains[1]			74	74		43
Recovery of loan losses, net			21	21		12
Policy loans			414	414	6.8%	397	6.5%
Bank loans					7.4%		7.2%
Interest income			151	151		135
Real estate			605	605	11.1%	524	10.8%
Derivatives
Interest			(64)	(64)	n/a	(122)	n/a
Gains[1]			73	73	n/a	131	n/a
Other investments					11.9%		9.9%
Interest income			327	327		346
Gains[1]			82	82		25
Impairment loss			(15)	(15)		(66)
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%	$10,433	6.7%
Interest income	$3,489	$974	$3,749	$8,212	5.1%	$8,281	5.3%
Dividend, rental and other income	172	123	605	900	0.5%	809	0.5%
Impairments and provisions for loan losses	–	(37)	(7)	(44)	0.0%	(1)	0.0%
Realized gains on assets backing surplus[2]	–	424	39	463	0.3%	1,104	0.7%
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	478	39	293	810	0.5%	240	0.2%
Total investment income	$4,139	$1,523	$4,679	$10,341	6.4%	$10,433	6.7%

[1]

Gains (losses) include both realized and unrealized gains (losses) on securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS and other invested assets. Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

[2]	Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.
[3]	Other includes interest income on loans, real estate rental income and move to market adjustments, derivative income as outlined in note 21 and earnings on other investments.
[4]

Yields in 2007 are based on total investment income divided by the aggregate of the average carrying value of invested assets plus accrued income less deferred realized net gains on real estate holdings (for 2006, deferred net realized gains existed on all invested assets).

c)	Investment expenses

For the years ended December 31,	2007	2006
Related to invested assets	$376	$336
Related to segregated, mutual and other funds[1]	607	505
Total investment expenses	$983	$841

[1]	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

2007 Annual Report	65

d)	Securities lending

The Company engages in securities lending to generate fee income. Certain securities from its portfolio are loaned to other institutions for periods of time in exchange for collateral from the borrower. The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and the valuation parameters. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. Securities received as collateral cannot be sold or re-pledged externally by the Company, unless a counterparty defaults on its financial obligations. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2007, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,611 and $3,692, respectively (2006 – $3,713 and $3,798, respectively).

Note 6    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported in the consolidated financial statements net of reinsurance ceded. The policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2007	2006
Gross policy liabilities	$133,109	$139,607
Impact of reinsurance ceded	(8,687)	(8,788)
Policy liabilities	$124,422	$130,819

Policy liabilities include actuarial liabilities as well as policy benefits payable, provision for unreported policy claims, and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2007	2006
Actuarial liabilities	$117,652	$123,416
Benefits payable and provision for unreported claims	2,215	2,430
Policyholder amounts on deposit	4,555	4,973
Policy liabilities	$124,422	$130,819

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and experience rating refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are based on projected investment income using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For investment returns, this margin is established by scenario testing. Scenario testing is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios, but is done stochastically for minimum guarantees on segregated fund products. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

The cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of reinsurance ceded varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recovery using assumptions, including margin for adverse deviation, as used in other components of the actuarial valuation.

66	2007 Annual Report

b)	Composition

The composition of policy liabilities, on a net of reinsurance ceded basis, by line of business and reporting segment is shown in the table below. Policy liability totals before the impact of reinsurance ceded are also shown. The net of reinsurance ceded numbers are used throughout the consolidated financial statements.

	Individual insurance		Annuities and pensions	Other policy liabilities[1]	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2007	Participating	Non- participating
U.S. Insurance	$20,129	$12,050	$25	$8,892	$41,096	$44,747
U.S. Wealth Management	–	–	30,599	49	30,648	31,548
Canadian Division	6,464	11,166	13,221	5,798	36,649	40,102
Asia and Japan Division	11,758	1,255	684	216	13,913	13,982
Reinsurance Division	–	1,082	–	539	1,621	1,818
Corporate and Other	–	109	32	354	495	912
Total, net of reinsurance ceded	$38,351	$25,662	$44,561	$15,848	$124,422	$133,109
Total before reinsurance ceded	$39,110	$31,096	$45,515	$17,388	$133,109

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual life insurance		Annuities and pensions	Other policy liabilities[1]	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2006	Participating	Non- participating
U.S. Insurance	$23,095	$12,545	$30	$8,562	$44,232	$47,686
U.S. Wealth Management	–	–	38,166	56	38,222	39,491
Canadian Division	5,557	9,451	12,078	5,468	32,554	35,596
Asia and Japan Division	10,782	1,920	768	203	13,673	13,687
Reinsurance Division	–	1,066	–	818	1,884	2,055
Corporate and Other	26	114	–	114	254	1,092
Total, net of reinsurance ceded	$39,460	$25,096	$51,042	$15,221	$130,819	$139,607
Total before reinsurance ceded	$39,898	$30,065	$52,366	$17,278	$139,607

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

For participating policies in-force at demutualization, separate sub-accounts were established within the participating account. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2007, $25,289 (2006 – $26,904) of both assets and policy liabilities related to the participating policyholders’ account were included in the closed blocks.

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees, such as annuities and pensions, are predominantly backed by fixed-rate instruments such as bonds, commercial loans and mortgage loans. Insurance products, such as participating whole life insurance, are backed by a broader range of asset classes. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing policy liabilities would have a limited impact on the Company’s equity wherever there is an effective matching of the assets and liabilities, as it would be substantially offset by a corresponding change in the fair value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2007 was estimated at $126,243 (2006 – $135,066).

The fair value of assets backing capital and other liabilities as at December 31, 2007 was estimated at $52,735 (2006 – $57,749).

The deferred realized net (losses) gains taken into account in the computation of policy liabilities as at December 31, 2007 were $(17) (2006 – $3,123).

2007 Annual Report	67

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual life insurance
As at December 31, 2007	Participating	Non- participating	Annuities and pensions	Other policy liabilities[1]	Other liabilities[2]	Capital[3]	Total
Assets
Bonds	$20,145	$11,986	$21,087	$5,876	$5,223	$8,514	$72,831
Stocks	3,986	2,410	273	173	545	3,747	11,134
Mortgages	3,825	3,232	8,804	3,308	6,575	317	26,061
Private placements	2,827	2,864	8,810	2,577	1,030	3,483	21,591
Real estate	2,043	1,503	529	1,136	428	88	5,727
Other	5,525	3,667	5,058	2,778	10,708	11,378	39,114
Total	$38,351	$25,662	$44,561	$15,848	$24,509	$27,527	$176,458

	Individual life insurance
As at December 31, 2006	Participating	Non- participating	Annuities and pensions	Other policy liabilities[1]	Other liabilities[2]	Capital[3]	Total
Assets
Bonds	$20,669	$12,460	$25,283	$6,123	$6,993	$6,557	$78,085
Stocks	3,417	2,136	613	437	730	3,939	11,272
Mortgages	4,364	3,428	10,549	3,119	6,259	412	28,131
Private Placements	2,678	1,980	10,332	2,270	3,868	3,946	25,074
Real estate	1,989	1,575	464	1,222	449	206	5,905
Other	6,343	3,517	3,801	2,050	7,645	14,493	37,849
Total	$39,460	$25,096	$51,042	$15,221	$25,944	$29,553	$186,316

[1]	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

[2]	Other liabilities include non-insurance liabilities.

[3]	Capital, consists of liabilities for preferred shares and capital instruments, non-controlling interest in subsidiaries and total equity excluding AOCI on cash flow hedges

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions. Actual results could differ from those estimates.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the extent to which the Company is financially exposed to measurement uncertainty.

Best estimate assumptions

In the computation of policy liabilities, best estimate assumptions are made. Assumptions are made for the valuation term of the liabilities and include assumptions with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actuarial assumptions may be subject to change in the future. Actual experience is monitored regularly to ensure that the assumptions remain appropriate. Assumptions are discussed in more detail in the following table:

	Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality assumptions are based on the Company’s internal as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity assumptions are based on the Company’s internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company establishes appropriate underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2007 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2007 experience was unfavourable when compared to the Company’s assumptions.

68	2007 Annual Report

	Nature of factor and assumption methodology	Risk management
Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies appropriate for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for all future years. The re-investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching cash flows of the assets with those of the corresponding liabilities reduces the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is quantified by using interest rate scenario testing.

The exposure to asset credit losses is managed by policies and procedures which limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies asset credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for asset credit risk including provisions for adverse deviation.

In 2007, credit loss experience on both bonds and mortgages continued to be favourable when compared to the Company’s assumptions.

Stocks and real estate are used primarily to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. A limited amount of stocks and real estate are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2007, investment expense experience was unfavourable when compared to the Company’s assumptions.

Policy terminations	Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company designs its products in order to minimize financial exposure to lapse and surrender risk. In addition, the Company monitors lapse and surrender experience monthly.

In aggregate, 2007 lapse experience on insurance products was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2007 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience closely and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of board approved dividend policies.

2007 Annual Report	69

	Nature of factor and assumption methodology	Risk management
Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate exposure related to adverse movements in foreign exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 6(f)).

Provision for adverse deviation assumptions

The basic assumptions made in establishing policy liabilities are best estimates for a range of possible outcomes. To recognize the uncertainty in establishing these best estimate assumptions, to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

The impact of these margins is to increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. For other risks, which are not specifically addressed by the Canadian Institute of Actuaries, a range is defined as five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions at the conservative end of the permissible ranges, taking into account the risk profile of the business.

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2007	Change in actuarial liabilities	Change in other policy liabilities[1]	Change in policy liabilities
Balance, December 31, 2006	$123,416	$7,403	$130,819
Impact of adopting new accounting policies for financial instruments	7,742	7	7,749
Balance, January 1, 2007	$131,158	$7,410	$138,568
New policies	2,855	–	2,855
Normal in-force movement	(2,452)	169	(2,283)
Changes in methods and assumptions	(27)	59	32
Currency impact	(13,882)	(868)	(14,750)
Balance, December 31	$117,652	$6,770	$124,422

For the year ended December 31, 2006
Balance, January 1	$124,364	$7,685	$132,049
New policies	2,000	–	2,000
Normal in-force movement	(3,001)	(242)	(3,243)
Changes in methods and assumptions	(25)	(42)	(67)
Changes due to acquisition and assumption transactions	8	–	8
Currency impact	70	2	72
Balance, December 31	$123,416	$7,403	$130,819

[1]	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Policy liabilities are increased when expected benefit costs and related risks increase, and vice versa. Policy liabilities include liabilities for policy benefits in the course of settlement.

In 2007, changes in methods and assumptions used in the determination of policy liabilities resulted in a net increase of $32 (2006 – decrease of $67) in policy liabilities. The net increase includes a decrease of $10 (2006 – increase of $17) to policy liabilities impacting non-controlling interest in subsidiaries, an increase of $23 (2006 – decrease of $2) to participating policyholders’ reserves, and a net increase of $19 (2006 – decrease of $82) to reserves that impact the shareholders’ account. As a result of the actuarial changes in methods and assumptions, shareholders’ pre-tax income decreased by $19 (2006 – increase of $82) and is reported in the Corporate and Other segment.

70	2007 Annual Report

The changes in methods and assumptions in 2007 include an increase of $618 from a reduction in assumed ultimate re-investment rates, offset by reductions of $657 from reflecting increases in available market spreads on re-investments, and a reduction of $229 from other refinements and re-investment return and scenario testing assumptions. There was also a reduction of $168 for refinements to policy liability modeling. Updates to non-economic valuation assumptions resulted in an increase of $468. This included an increase in reserves for the explicit valuation assumptions for insurance risks, policyholder behaviour and expenses, offset by a reduction in reserves for certain reinsurance risks.

The changes in methods and assumptions in 2006 include a reduction of $404 reflecting the impact of market movement on insurance segment reserves, and a reduction of $146 related to asset disposition risks on fixed interest assets supporting liabilities, offset by a $261 increase related to the adoption of a new scenario for determining the margin for adverse deviations required for re-investment risk related to future interest rates. Other refinements to policy liability modeling resulted in a $222 increase in policy liabilities, as a $284 reduction from model refinements was offset by a $506 increase from revisions to explicit valuation assumptions for insurance risks, policyholder behaviour and expenses.

Note 7    ^    Risk Management

In addition to risks related to reserve assumptions, the Company is exposed to the following risks which are considered when establishing policy liabilities:

a)	Interest rate risk

Interest rate risk arises on interest-bearing financial instruments recognized on the balance sheet as well as off-balance sheet exposures. Interest rate exposures are measured using a variety of techniques including cash flow gaps, durations, key rate durations, convexity and earnings and shareholders’ economic value at risk. The Company calculates shareholders’ economic value as the net present value of future cash flows related to current assets, recurring premiums to be received and product benefit and expenses to be paid, all discounted at market yields and adjusted for tax.

The Company’s general fund wealth management business may be exposed to interest rate risk as a result of mismatches between the timing and amount of its assets and liabilities. The impact on shareholders’ economic value of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets arising from general fund wealth management business is as follows:

Economic Value at Risk Interest Rate Sensitivity Analysis

For the years ended December 31,	2007	2006
1% increase in interest rates	$(21)	$(48)
1% decrease in interest rates	$(5)	$(11)

The Company’s general fund insurance business is supported by a portfolio of assets invested in a blend of medium to long maturity bonds and a material component of non-fixed income assets, with the investment allocations between fixed income and non-fixed income assets managed proactively. As a result, the interest rate risks related to this business are not easily identified separately from the price volatility related to non-fixed income assets.

b)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2007	2006
Direct premium income	$20,359	$19,469
Reinsurance assumed	1,400	1,393
Reinsurance ceded	(2,015)	(1,758)
Total premium income	$19,744	$19,104

c)	Credit risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to honour its obligation to the Company. Credit risks are primarily associated with invested assets, and derivative and reinsurance counterparties. The Company’s exposure to credit risk is managed through risk management policies and procedures which include assessing the quality

2007 Annual Report	71

of the investment portfolio together with maintenance of issuer, industry and geographic diversification standards. In order to manage its exposure to credit risk, the Company establishes exposure limits by borrower, corporate connection, quality rating, industry and geographic region. For derivative exposures, the Company has established a minimum acceptable counterparty credit rating of “A” from external rating agencies.

The Company has provided for credit risk by establishing allowances against the carrying value of impaired loans. In addition to these allowances, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities (note 6).

An allowance for losses on loans is established when a loan becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to its estimated net realizable value at the time of recognition of impairment. Provisions for loan losses are calculated to reduce the carrying value to estimated net realizable value, measured by discounting the remaining expected future cash flows at the effective interest rate inherent in the loan; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any. An allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required.

Impaired	loans

As at December 31,	2007			2006
	Gross amount	Allowance	Net amount	Net amount
Mortgages and others	$45	$23	$22	$126
Private placements	139	53	86	168
Total	$184	$76	$108	$294

Allowance	for loan losses

	Balance January 1, 2007	Provisions	Recoveries	Write-offs[1]	Balance December 31, 2007
Mortgages and others	$61	$15	$(36)	$(17)	$23
Private placements	73	35	(22)	(33)	53
Total	$134	$50	$(58)	$(50)	$76

[1]	Includes disposals and impact of currency translation.

Concentrations of credit risk

The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks and are suitable for the liabilities they support.

As at December 31, 2007, 96% of bonds and private placements (2006 – 96%) were rated at investment grade “BBB” or higher, and 73% (2006 – 71%) were rated “A” or higher. Government bonds and private placements represented 27% (2006 – 26%) of the portfolios. The Company’s highest exposure to a single non-government issuer was $524 (2006 – $513). Mortgages and real estate are diversified geographically and by property type. The Company’s largest concentration of mortgages and real estate was in Ontario, Canada, with $8,417 (2006 – $8,038) of the total portfolio. Income-producing commercial office properties were the largest concentration in the real estate portfolio with $4,115 (2006 – $4,167). As at December 31, 2007, 99% (2006 – 92%) of the stock portfolio was comprised of publicly listed corporations. The largest single issuer represented 5% (2006 – 2%) of the portfolio.

Under contractual arrangements in place with its counterparties, the Company’s exposure to loss on derivatives is limited to the extent that default by counterparties to these contracts results in the loss of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated “A” or higher. As at December 31, 2007, 82% (2006 – 87%) of the exposed amount was with counterparties rated “AA” or higher. The largest single counterparty exposure as at December 31, 2007 was $170 (2006 – $137). In addition, the Company mitigates its risk of credit losses with derivative counterparties by entering into Credit Support Annex Agreements, whereby collateral must be lodged with the counterparty when the exposure exceeds a certain threshold.

The Company’s exposure to credit risk was mitigated by $881 of collateral held as security as at December 31, 2007 (2006 – $752).

72	2007 Annual Report

Note 8    ^    Income Taxes

The effective income tax rate for the provision for income taxes reported in the Consolidated Statements of Operations varies from the income taxes computed at the Canadian statutory tax rate of 35% for the year ended December 31, 2007 (2006 – 35%) for the following reasons:

Reconciliation of income tax expense For the years ended December 31,	2007	2006
Income tax expense at Canadian statutory tax rate	$1,962	$1,868
(Decrease) increase in income taxes due to:
Tax-exempt investment income	(114)	(139)
Differences in tax rates on income not subject to tax in Canada	(368)	(325)
(Release) creation of valuation allowance	(34)	50
General business tax credits	(64)	(70)
Other	(5)	(18)
Income tax expense	$1,377	$1,366

Components of income tax expense included in the Consolidated Statements of Operations are as follows:

For the years ended December 31,	2007	2006
Canadian income tax expense:
Current	$185	$197
Future	141	(42)
	$326	$155
Foreign income tax expense:
Current	$264	$173
Future	787	1,038
	$1,051	$1,211
Income tax expense	$1,377	$1,366

The amount of income taxes paid in cash during the year ended December 31, 2007 was $424 (2006 – $208).

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2007	2006
Consolidated Statements of Operations
Income taxes	$1,377	$1,366
Consolidated Balance Sheets
Goodwill – tax benefit of stock options exercised	(3)	(16)
Consolidated Statements of Equity
Section 3855 implementation opening adjustments	(355)	–
Stock option acceleration	–	(2)
Tax benefit of stock options exercised	(16)	(31)
Preferred shares	–	(4)
Other comprehensive income opening adjustments	526	–
Tax benefit in respect of leveraged leases opening adjustment	(77)	–
Consolidated Statement of Comprehensive Income
Other comprehensive income AFS and cash flow hedges	(79)	–
Currency translation account	121	(14)
Income taxes	$1,494	$1,299

Undistributed earnings of non-Canadian subsidiaries may be taxed upon repatriation to Canada. The Company has recognized a future income tax liability on these undistributed earnings to the extent that management expects it will be incurred on earnings repatriated in the foreseeable future. If all undistributed earnings were repatriated, incremental taxes that would be charged against earnings as at December 31, 2007 are estimated to be $387 (2006 – $384).

2007 Annual Report	73

The following table presents future income taxes in total, and the principal components:

As at December 31,	2007	2006
Future income tax asset:
Actuarial liabilities	$829	$–
Gain on sale of invested assets	–	413
Other	534	1,415
	$1,363	$1,828
Valuation allowance	(57)	(91)
Future income tax asset	$1,306	$1,737
Future income tax liability:
Actuarial liabilities	$–	$(60)
Real estate	(408)	(449)
Securities and other investments	(2,798)	(2,894)
Sale of invested assets	(405)	–
Intangible assets	(534)	(592)
Future income tax liability	$(4,145)	$(3,995)
Net future income tax liability	$(2,839)	$(2,258)

As at December 31, 2007, the Company has approximately $2,201 (2006 – $2,185) of tax loss carry forwards available, of which $2,200 expire between the years 2008 and 2027 while $1 have no expiry date. A tax benefit has been recognized in the amount of $707 (2006 – $663) in future income taxes. A tax benefit in the amount of $57 (2006 – $91) has not been recognized.

As at December 31, 2007, the Company has approximately $242 (2006 – $232) of general business tax credit carry forwards available which expire between the years 2021 and 2027.

Note 9    ^    Consumer Notes

SignatureNotes is an investment product issued by a subsidiary and sold through a broker-dealer network to retail customers in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal. As at December 31, 2007, interest rates ranged from 2.25% to 6.25% (2006 – 1.85% to 6.25%) with maturities until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined at the contract level by projecting cash flows and discounting at current pricing rates, defined as U.S. Treasury rates plus a spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2007 of financial liabilities designated at fair value was $2,085, which is $28 lower than the contractual amount at maturity. At December 31, 2006, the carrying amount was $2,860 and the fair value was $2,770. For the year ended December 31, 2007, the fair value of consumer notes increased by $29 of which a decrease of $52 related to changes in fair value attributable to credit risk. The change in fair value is included in interest expense. Total interest expense relating to the consumer notes was $153 for the year ended December 31, 2007 (2006 – $143).

Note 10    ^    Long-Term Debt

As at December 31,	2007	2006
5.625% Notes payable U.S. dollar	$497	$597
4.67% Medium term notes	349	349
Notes payable to Manulife Finance (Delaware) LLC	545	547
Other notes payable	429	437
Total long-term debt	$1,820	$1,930
Fair value	$1,806	$1,945

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices available, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of U.S. $20, which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

74	2007 Annual Report

The cash amount of interest paid during the year ended December 31, 2007 was $100 (2006 – $68). Issue costs are amortized over the term of the debt.

a)	5.625% U.S. dollar notes payable

On December 6, 2001, JHF issued U.S. $500 ($796) in 5.625% senior notes maturing on December 1, 2008 pursuant to a U.S. $1,000 effective shelf registration statement. The notes are redeemable, in whole or in part, at the option of JHF at any time at a redemption price equal to the greater of par or the fair value of the notes based on the U.S. treasury rate plus 20 basis points, in each case together with accrued and unpaid interest.

b)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% notes, which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

c)	Notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $550 in senior notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”) (see note 18(b)). MFLP and its subsidiaries are related parties to the Company. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%. MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest.

MFLP is a wholly owned subsidiary; however, the senior debentures issued by MFLP and the senior notes receivable by MFLLC are not consolidated (see note 18(b)).

d)	Other notes payable

The notes payable bear interest rates ranging from 6.496% to 12.1% and mature in varying amounts to 2015. The notes were issued by various subsidiaries of JHF.

Aggregate maturities of long-term debt are as follows:

As at December 31,	2007	2006
Less than one year	$504	$7
One to two years	2	599
Two to three years	1	2
Three to four years	412	3
Four to five years	–	416
Greater than five years	901	903
Total	$1,820	$1,930

Note 11    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2007	2006
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Surplus notes U.S. dollar	470	578
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	646	645
Subordinated debt securities payable to MIC Financing Trust I	–	578
Total	$3,010	$3,695
Fair value	$3,125	$3,899

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices available, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of U.S. $46, which arose as a result of the acquisition of JHF. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2007 was $212 (2006 – $208). Issue costs are amortized over the term of the capital instruments.

2007 Annual Report	75

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10% per Series 1 Preferred Share. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. With regulatory approval, upon certain tax or regulatory capital changes, or on any interest payment date after December 31, 2006 but prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures, on or after June 30, 2012 at par, in each case together with accrued and unpaid interest.

At the option of the Trust, the 7.0% debentures are convertible into MLI Class A Shares Series 2 and the 6.7% debentures are convertible into MLI Class A Shares Series 4. Under certain circumstances, the 7.0% debentures will be automatically converted into MLI Class A Shares Series 3 and the 6.7% debentures will be automatically converted into MLI Class A Shares Series 5.

The Trust, a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 18(b)).

U.S. dollar surplus notes

On February 25, 1994, JHF issued U.S. $450 in 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires the prior approval of the Massachusetts Commissioner of Insurance.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $250, maturing on February 16, 2011, bearing interest at a fixed rate of 5.70% for five years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate were redeemed at par plus accrued interest to the date of redemption on February 16, 2006. In addition, debentures with principal of $550, maturing on February 16, 2016, bear interest at a fixed rate of 6.24% for 10 years and thereafter at a rate of 1% plus the 90-day Bankers Acceptance rate (adjusted quarterly). The debentures are redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), a wholly owned subsidiary of MLI, issued $650 in subordinated notes to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Finance (Delaware), L.P. (“MFLP”). The notes mature on December 15, 2036 and bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, MHD may redeem the notes, in whole or in part, at any time for the amount of principal and unpaid interest. Issue costs for the subordinated notes payable are amortized over the term of the debt.

MFLP is a wholly owned subsidiary; however, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 18(b)).

Subordinated debt securities payable to MIC Financing Trust I

In January 1997, The Manufacturers Investment Corporation (“MIC”) issued U.S. $485 subordinated debt securities to MIC Financing Trust I (“MIC Trust”) established by MIC. MIC redeemed the subordinated debt securities for the amount of principal plus accrued and unpaid interest to the date of redemption on February 1, 2007.

MIC Trust has been dissolved as of February 14, 2007. It was a wholly owned trust of MIC; however, the trust preferred securities issued by MIC Trust and the U.S. $485 subordinated notes receivable by MIC Trust were not consolidated (see note 18(b)).

Note 12    ^    Non-Controlling Interest in Subsidiaries

As at December 31,	2007	2006
Non-controlling interest in common equity of subsidiaries	$146	$109
Preferred shares issued by MLI – MLI Class A, Series 6	–	93
Total	$146	$202

76	2007 Annual Report

On December 31, 2007, MLI redeemed all of its outstanding Class A, Series 6 Shares at a price of $26 per share. The difference between the redemption price and the carrying value was credited to contributed surplus.

Note 13    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A and Class B preferred shares without nominal or par value, issuable in series.

Preferred shares

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65% per Series 2 Preferred Share. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, at declining premiums that range from $1.00 to nil per Series 2 Preferred Share, by payment of cash.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

Common shares

On November 7, 2007, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2007. Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding. MFC is also limited to purchasing up to 626,918 common shares in any one day under this bid. During the year ended December 31, 2007, MFC purchased and subsequently cancelled three million of its common shares pursuant to this normal course issuer bid at a cost of $126.

On November 7, 2006, the Exchange accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2006 to repurchase up to 75 million of its common shares, representing approximately 4.9 per cent of common shares then outstanding. During the year ended December 31, 2007, MFC purchased and subsequently cancelled 53 million (2006 – nil) of its common shares pursuant to this normal course issuer bid at a cost of $2,119 (2006 – nil). A previous normal course issuer bid program terminated on November 8, 2006.

All transactions under the normal course issuer bids were and will be executed on the Exchange at prevailing market prices (or, with regulatory approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

In total, during the year ended December 31, 2007, MFC purchased and subsequently cancelled 56 million (2006 – 45 million) of its common shares pursuant to the normal course issuer bids at a total cost of $2,245 (2006 – $1,631).

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

		2007		2006
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,547	$14,248	1,584	$14,490
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	10	275	8	171
Normal course issuer bids – purchased for cancellation	(56)	(523)	(45)	(413)
Balance, December 31	1,501	$14,000	1,547	$14,248

Note 14    ^    Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Management seeks to optimize the Company’s capital structure under a variety of constraints as defined by regulatory rules, rating agency expectations, competitive considerations and business needs.

2007 Annual Report	77

The Company’s objectives with respect to capital management are: to remain in compliance with all regulatory requirements, to ensure safety and stability of its financial position; to ensure the Company has the flexibility to take advantage of attractive business and investment opportunities as they arise; and to optimize the return on shareholders’ equity.

The target common shareholder dividend payout is a range of 25 per cent to 35 per cent of net income.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s own risk view.

Annually as part of its Dynamic Capital Adequacy Testing (“DCAT”), the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk profile. The 2007 results indicate that the Company’s capital levels continue to provide sufficient protection against a number of severe adverse shocks.

Capital quality is maintained by limiting the amount of debt or non-permanent equity capital in the capital structure. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments. The Company monitors and rebalances its capital mix through opportunistic capital issuances, repurchases and redemptions.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the Manulife Financial level. For regulatory reporting purposes, adjustments are made for various additions or deductions to capital as mandated by guidelines issued by OSFI.

The adoption of new CICA Handbook Section 3855 on January 1, 2007, resulted in changes in the presentation and measurement of various capital components. The change in accounting standards explains differences between the December 31, 2006 (pre-3855) and January 1, 2007 (post-3855) numbers below. The resulting impact on regulatory capital was minor because the accounting changes were consistent with adjustments to available capital required by OSFI prior to the adoption of Section 3855.

Capital

As at	December 31, 2007	January 1, 2007	December 31, 2006
Equity[1]	$22,406	$24,855	$25,018
Preferred shares[2]	982	982	982
Innovative instruments[3]	1,000	1,000	1,000
Subordinated debentures[4]	1,196	1,195	1,195
AOCI on AFS securities	1,327	1,761	–
Other capital instruments[5]	470	1,141	1,156
Non-controlling interest in subsidiaries	146	202	202
Total capital	$27,527	$31,136	$29,553

[1]	Represents common shares, retained earnings, contributed surplus, AOCI on currency translation of net foreign operations and participating policyholders’ equity.

[2]	Includes preferred shares classified as liabilities under GAAP.

[3]	Represents capital securities issued by Manulife Financial Capital Trust (see note 18).

[4]	Net of issuance costs.

[5]	December 31, 2007 balance consists of surplus notes. January 1, 2007 and December 31, 2006 balances also include Capital Trust Pass-through Securities (“TruPS”) that were redeemed on February 1, 2007.

The reduction in the Company’s capital during 2007 was largely due to the reported deficit in the accumulated other comprehensive income (loss) on translation of net foreign operations that increased from $3,009 at January 1, 2007 to $6,204 at December 31, 2007. The movement reflects primarily the appreciation of the Canadian currency relative to the U.S. dollar. The change had an immaterial impact on the Company’s key capital ratios because the currency translation also decreased required capital and affected other adjustments to regulatory capital in Canadian dollars. It is the Company’s policy to maintain the currency mix of assets supporting capital consistent with the currency mix of the Company’s underlying liability risks.

In addition to the currency movements, the dollar amount of total capital was affected by the Company’s capital activities. In 2007, the Company issued $251 of capital (2006 – $1,078 as well as $896 in long-term debt) and redeemed/repurchased $2,916 of capital (2006 – $1,881), including $2,245 of common shares (2006 – $1,631). The net impact of these capital activities on the Company’s capital was largely offset by earnings growth. Overall, the Company and its entities continue to be capitalized in excess of all regulatory requirements.

Designated committees of the Board of Directors review and approve the Company’s capital management policies. Each quarter the Audit and Risk Management Committee reviews the Company’s capital position. Annually, the Chief Actuary discusses with the board key sensitivities of the Company’s capital position as assessed in the context of annual DCAT. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Financial Officer. The committee oversees capital policies as well as reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

78	2007 Annual Report

Note 15    ^    Accumulated Other Comprehensive Income (Loss) (“AOCI”)

AOCI is a component of shareholders’ equity resulting from the adoption of the new accounting standards for financial instruments (see note 2). Amounts previously reported as currency translation account have been reclassified to AOCI.

Components of AOCI as at	December 31, 2007	January 1, 2007	December 31, 2006
AOCI on AFS securities	$1,327	$1,761	$–
AOCI on cash flow hedges	(36)	(20)	–
AOCI on translation of net foreign operations	(6,204)	(3,009)	(3,009)
Total	$(4,913)	$(1,268)	$(3,009)

Note 16    ^    Stock-Based Awards

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the closing market price of common shares on the Exchange on the business day immediately preceding the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 2.7 million as at December 31, 2007 (2006 – 3.3 million).

In addition, pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2007, 191,000 DSUs (2006 – 181,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. Also in 2007, 260,000 DSUs (2006 – 720,000) were granted to certain employees who elected to defer payment of all or part of their restricted share units (“RSUs”). The DSUs granted in 2006 and 2007 vested immediately.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings applied toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2007, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 82,000 as at December 31, 2007 and December 31, 2006.

For the year ended December 31, 2007, 1.5 million RSUs (2006 – 1.6 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. RSUs represent phantom common shares that entitle a participant to receive payment equal to the market value of the same number of common shares, plus credited dividends, at the time the RSUs vest. RSUs vest within three years of the grant date, subject to performance conditions, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to the vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $73 for the year ended December 31, 2007 (2006 – $79).

	2007	2006
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,721	4,100
Issued	485	935
Reinvested	104	80
Redeemed	(681)	(394)
Outstanding, December 31	4,629	4,721

Of the DSUs outstanding as at December 31, 2007, 2,741,000 (2006 – 3,331,000) entitle the holder to receive common shares, 1,345,000 (2006 – 1,130,000) entitle the holder to receive payment in cash and 543,000 (2006 – 260,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Prior to the merger of the Company with JHF in 2004, stock options were awarded on a discretionary basis under the JHF Long-Term Stock Incentive Plan and Non-Employee Directors’ Long-Term Incentive Plan (the “John Hancock Plans”). These stock options vested

2007 Annual Report	79

50 per cent each year over two years with a five year maximum term. On April 28, 2004, all outstanding JHF mid-term and long-term incentives were converted to Company incentives at a rate of one JHF unit to 1.1853 units of the Company. The John Hancock Plans are now closed to new grants, but will continue to operate until all outstanding awards have been exercised or terminated.

		2007		2006
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	30	$22.68	34	$20.64
Granted	3	$40.38	3	$36.96
Exercised	(6)	$17.90	(7)	$19.00
Forfeited	(1)	$32.96	–	$27.78
Outstanding, December 31	26	$24.95	30	$22.68
Exercisable, December 31	19	$21.31	22	$19.88

Options outstanding

			Options outstanding		Options exercisable
As at December 31, 2007 Exercise price	Number of options (in millions)	Weighted average exercise price	Weighted average contractual remaining life		Number of options (in millions)	Weighted average exercise price
$11.20 – $19.52	7	$16.72	2.96	years	7	$16.72
$19.53 – $25.45	10	$21.92	4.28	years	9	$21.77
$25.46 – $40.38	9	$34.80	7.99	years	3	$31.34
Total	26	$24.95	5.20	years	19	$21.31

The weighted average fair value of each option granted in 2007 has been estimated at $9.63 (2006 – $8.43) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 4.4% (2006 – 4.2%), dividend yield of 1.9% (2006 – 1.9%), expected volatility of 20% (2006 – 20%) and expected life of 6.5 (2006 – 6.5) years.

The Company recorded compensation expense for stock options granted after January 1, 2002, with an offsetting increase to contributed surplus, of $20 during the year ended December 31, 2007 (2006 – $26).

In aggregate, the Company recorded stock-based compensation expense of $93 for the year ended December 31, 2007 (2006 – $105).

Diluted earnings per share For the years ended December 31,	2007	2006
Diluted earnings per common share	$2.78	$2.51
Net income available to common shareholders	$4,272	$3,955
Weighted average number of common shares (in millions)	1,522	1,563
Stock-based awards[1] (in millions)	15	16
Weighted average number of diluted common shares (in millions)	1,537	1,579

[1]

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. Excluded from the calculation were an average of five million (2006 – three million) anti-dilutive stock-based awards.

Note 17    ^    Employee Future Benefits

The Company maintains a number of pension and benefit plans, both defined benefit and defined contribution, for its eligible employees and agents. These plans include broad-based pension plans for employees that are primarily funded, supplemental pension plans for executives that are primarily not funded, and other post-employment benefit plans that are also primarily not funded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Different assumptions and methods are prescribed for regulatory funding purposes compared to accounting purposes.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed

80	2007 Annual Report

as at December 31, 2006. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is December 31, 2009. Pension plans based in the United States require annual valuations, with the most recent valuations performed as at January 1, 2007.

Pension and Post-Employment Benefit Plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Changes in plan assets:
Fair value of plan assets, January 1	$3,741	$3,440	$354	$314
Actual return on plan assets	207	528	24	39
Employer contributions	82	79	67	69
Plan participants’ contributions	1	1	4	4
Benefits paid	(282)	(324)	(72)	(73)
Currency impact	(451)	17	(55)	1
Fair value of plan assets, December 31[1]	$3,298	$3,741	$322	$354

[1]

As part of the acquisition of JHF in April 2004, non-qualified retirement plans funded through a rabbi trust were acquired. These plans cover various executives. The rabbi trust assets in respect of these plans are not included herein. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2007, assets in the rabbi trust with respect to these plans were $263 (2006 – $474) and the plan obligations were $313 (2006 – $401). The measurement date of these plans was December 31, 2007.

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Changes in accrued benefit obligation:
Balance, January 1	$3,810	$3,955	$929	$1,007
Service cost	60	65	12	19
Interest cost	193	197	47	50
Plan participants’ contributions	1	1	4	4
Amendments[1]	(42)	(2)	–	–
Curtailment (gains) losses[1]	(14)	–	–	–
Actuarial losses (gains)	41	(91)	(21)	(75)
Benefits paid	(282)	(324)	(72)	(73)
Currency impact	(422)	9	(110)	(3)
Balance, December 31	$3,345	$3,810	$789	$929

[1]	The curtailment and amendment gains are attributable to changes to the retirement plans in the U.S. and Japan that were approved in 2007 and are effective in 2008.

	Pension benefits		Post-employment benefits
As at December 31,	2007	2006	2007	2006
Excess of plan liabilities over fair value of plan assets, end of year	$(47)	$(69)	$(467)	$(575)
Unrecognized net actuarial loss (gain)	21	(50)	(51)	(42)
Unrecognized prior service cost	(31)	12	(5)	(7)
Net accrued benefit liability, December 31	$(57)	$(107)	$(523)	$(624)

Amounts recognized in the Consolidated Balance Sheets:

	Pension benefits		Post-employment benefits
As at December 31,	2007	2006	2007	2006
Prepaid benefit cost	$498	$524	$–	$–
Accrued benefit liability	(555)	(631)	(523)	(624)
Net accrued benefit liability, December 31	$(57)	$(107)	$(523)	$(624)

As at December 31, 2007, the Company’s broad-based funded pension plans consisted of assets of $3,284 (2006 – $3,722) and pension benefit obligations of $2,670 (2006 – $3,053), which results in a pension benefit surplus of $614 (2006 – $669). These plans are subject to regulatory required contributions. For other broad-based but unfunded pension plans, the pension benefit deficit amounted to $43 as at December 31, 2007 (2006 – $49) of which $46 (2006 – $47) has been charged to earnings or otherwise accrued for in the Company’s accounts.

The Company’s executive supplemental pension plans are primarily not funded and, as at December 31, 2007, consisted of assets of $14 (2006 – $19) and pension benefit obligations of $632 (2006 – $708), which results in a pension benefit deficit of $618 (2006 –$689). Of this deficit, $493 (2006 – $540) has been charged to earnings to date. Further, the rabbi trust assets that support a portion

2007 Annual Report	81

of these executive pension obligations amounted to $263 as at December 31, 2007 (2006 – $474). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2007	2006
Broad-based funded pension plans
Fair value of plan assets	$3,284	$3,722
Accrued benefit obligation	2,670	3,053
Excess of fair value of plan assets over plan liabilities	$614	$669
Broad-based unfunded pension plans
Fair value of plan assets	$–	$–
Accrued benefit obligation	43	49
Shortfall of fair value of plan assets over plan liabilities	$(43)	$(49)
Executive unfunded pension plans
Fair value of plan assets	$14	$19
Accrued benefit obligation	632	708
Shortfall of fair value of plan assets over plan liabilities	$(618)	$(689)
Other
Rabbi trust assets	$263	$474
Total
Fair value of assets	$3,561	$4,215
Accrued benefit obligation	3,345	3,810
Excess of fair value of assets over plan liabilities	$216	$405

The assets that support the portion of the post-employment benefit plans that are not funded similarly form part of the general fund assets of the Company and are not separately segregated.

The weighted average asset allocation by asset category for the Company’s pension plans that are funded was as follows:

	Actual allocation
As at December 31,	2007	2006
Equity securities[1]	60%	62%
Debt securities	32%	30%
Real estate	2%	2%
Other	6%	6%
Total	100%	100%

[1]	Pension benefit plans include investments in MFC common shares of $1 (2006 – $3).

82	2007 Annual Report

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Defined benefit service cost	$60	$65	$12	$19
Defined contribution service cost	61	56	–	–
Interest cost	193	197	47	50
Actual positive return on plan assets	(207)	(528)	(24)	(39)
Actuarial losses (gains)	41	(91)	(21)	(75)
Plan amendments	(42)	(2)	–	–
Curtailment (gains) losses	(14)	5	–	–
Pension costs incurred before adjustments	$92	$(298)	$14	$(45)
Difference between costs arising in the year and cost recognized in respect of:
Return on plan assets[1]	(38)	277	(2)	13
Actuarial (gains) losses[2]	(28)	111	19	78
Plan amendments[3]	48	8	(2)	(2)
Curtailment gains[4]	13	–	–	–
Net benefit expense	$87	$98	$29	$44

[1]	Expected return on plan assets of $271 for the year ended December 31, 2007 (2006 – $277) less deferral of actual return on plan assets of $231 (2006 – $567).

[2]	Actuarial losses amortized in 2007 of $11 (2006 – $23) less actual actuarial losses incurred of $20 (2006 – gains of $166).

[3]	Amortization of plan amendment costs in 2007 of $4 (2006 – $4) plus actual plan amendment gains of $42 (2006 – $2).

[4]	Curtailment gains recognized in 2007 of $1 (2006 – loss of $5) less curtailment gains incurred of $14 (2006 – loss of $5).

Key Weighted Average Assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
To determine the accrued benefit obligation at end of year:
Discount rate	5.8%	5.6%	5.9%	5.7%
Rate of compensation increase	4.6%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	8.6%	9.2%
To determine the net benefit expense for the year:
Discount rate	5.6%	5.3%	5.7%	5.4%
Expected return on plan assets[2]	7.7%	7.9%	8.3%	8.3%
Rate of compensation increase	3.9%	3.9%	3.6%	3.6%
Initial health care cost trend rate[1]	n/a	n/a	9.2%	9.7%

[1]

The health care cost trend rate used to measure the U.S. based post-employment obligation was 9.0% grading to 5.0% for 2016 and years thereafter (2006 – 9.5% grading to 5.0% for 2016) and to measure the expense was 9.5% grading to 5.0% for 2016 and years thereafter (2006 – 10.0% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 7.5% grading to 5.0% for 2013 and years thereafter (2006 – 8.0% grading to 5.0% for 2013) and to measure the expense was 8.0% grading to 5.0% for 2013 and years thereafter (2006 – 8.5% grading to 5.0% for 2013).

[2]

The expected return on pension plan assets for U.S. based plans was 8.25% (2006 – 8.25%). Plans based in Canada had an expected return on plan assets of 6.2% (2006 – 6.9%). Other pension plans had an expected return of 5.6% (2006 – 4.7%).

To develop the expected long-term rate of return on plan assets assumptions, the Company considers the historical returns and the future expectations for each asset class, as well as the target asset allocation of the pension portfolio.

2007 Annual Report	83

Sensitivity of Key Assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for pension plans and for the post-employment benefit plans. The sensitivity of the obligations and expenses to changes in the key assumptions are set out in the following table.

	Pension benefits		Post-employment benefits
As at and for the year ended December 31, 2007	Obligation	Expense	Obligation	Expense
Discount Rate:
Impact of a 1% increase	$(298)	$(5)	$(75)	$(7)
Impact of a 1% decrease	$370	$7	$92	$1
Expected return on plan assets:
Impact of a 1% increase	n/a	$(32)	n/a	$(3)
Impact of a 1% decrease	n/a	$32	n/a	$3
Rate of compensation increase:
Impact of a 0.25% increase	$6	$1	$–	$–
Impact of a 0.25% decrease	$(6)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$53	$6
Impact of a 1% decrease	n/a	n/a	$(45)	$(6)

Cash Flows – Contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to its funded pension and post-employment benefit plans, cash payments directly to beneficiaries for its unfunded pension and post-employment benefit plans, and cash contributed to its defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2007	2006	2007	2006
Defined benefit	$82	$79	$67	$69
Defined contribution	61	56	–	–
Total	$143	$135	$67	$69

Cash Flows – Estimated Benefit Payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2008	$251	$62
2009	250	62
2010	262	63
2011	262	63
2012	269	63
2013 – 2017	1,339	315

Note 18    ^    Variable Interest Entities

a)	Investments that are Variable Interest Entities

Variable interest entities that are consolidated with the Company’s segregated funds

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2007 resulted in an increase in segregated fund assets of $188 (2006 – $213), an increase in segregated fund liabilities of $61 (2006 – $73) and an increase in net assets held by other contract holders of $127 (2006 – $140).

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of Manulife Finance (Delaware), L.P. into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as previously noted or as noted in (b) below, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages, and accordingly, is not required to consolidate any of them.

84	2007 Annual Report

The following is a discussion of the entities the Company has significant relationships with and certain summarized financial information for them.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

The maximum exposure to losses from CDOs managed by the Company is $29 (2006 – $90). This consists of nil (2006 – $54) investments in tranches rated Aa1 or better, $15 (2006 – $18) in tranches rated below BBB and $14 (2006 – $18) in equity tranches.

Total size of Company-managed CDOs As at December 31,	2007	2006
Total assets	$5,731	$9,382
Total debt	$9,093	$9,137
Total other liabilities	59	65
Total liabilities	$9,152	$9,202
Total equity[2]	(3,421)	180
Total liabilities and equity[1]	$5,731	$9,382

[1]	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

[2]

Declines in assets reflect fair value adjustments to mortgage securities in the CDO funds managed by the Company’s subsidiary, Declaration Management & Research LLC. Since the funds’ assets are carried at fair value and their debt is carried at par, declines in the assets’ fair values generate negative equity in the funds.

Low-income housing partnerships

The Company has investments that qualify for low-income housing and/or historic tax credits (“LIH Partnerships”). These investments are primarily through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and it is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $498 (2006 – $604). This consists of $377 (2006 – $479) of equity investments, $64 (2006 – $77) of mortgages, and outstanding equity capital commitments to the partnerships of $57 (2006 – $48).

Total size of the LIH Partnerships[1] As at December 31,	2007	2006
Total assets	$1,179	$1,435
Total debt	$704	$873
Total other liabilities	85	98
Total liabilities	$789	$971
Total equity	390	464
Total liabilities and equity[2]	$1,179	$1,435

[1]	Certain data in the table above is reported with a three-month lag due to the delayed availability of financial statements of the LIH Partnerships.

[2]	Includes the Company’s investment in the debt and equity of these LIH Partnerships.

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $7 billion, of which $4 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment advisor to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

2007 Annual Report	85

The Company’s maximum exposure to losses from the Timber Funds is $457 (2006 – $430). This consists of $142 (2006 – $141) of equity investments, $282 (2006 – $278) of debt investments, and $33 (2006 – $11) of outstanding equity commitments to these funds.

Total size of Timber Funds As at December 31,	2007	2006
Total assets	$4,107	$3,968
Total debt	$1,906	$1,970
Total other liabilities	424	133
Total liabilities	$2,330	$2,103
Total equity	1,777	1,865
Total liabilities and equity[1]	$4,107	$3,968

[1]	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. With the exception of its involvement with the entities described in the following paragraphs, the Company believes that its relationships with these Other Entities are not significant, and accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories. To the extent that non-consolidated Other Entities are used to access capital markets, the Company’s borrowings from the Other Entities are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

ArcLight Energy Partners Fund I, L.P. (“ArcLight”), a private equity fund, invests in the electric power, utility and energy industry sectors. The Company is a limited partner investor – owning approximately 55% of ArcLight’s partners’ capital as at December 31, 2007 and 2006. As at September 30, 2007, ArcLight had total assets of $665, liabilities of $46, and partners’ capital of $619. As at December 31, 2006, ArcLight had total assets of $523, liabilities of $73, and partners’ capital of $450.

b)	Subsidiaries that are Variable Interest Entities

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), a wholly owned open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The exchange of the MaCS will be effected through the conversion by the Trust of the corresponding principal amount of debentures issued by the Company, which corresponds to the series of the MaCS being exchanged, into Class A Shares of MLI. The MaCS form part of the Company’s Tier 1 regulatory capital.

MIC Financing Trust I

MIC Financing Trust I (“MIC Trust”) was dissolved as of February 14, 2007. It was a wholly owned trust, bifurcated into a silo and a host entity in accordance with VIE accounting guidelines and both of these were classified as VIEs. The silo was comprised of trust preferred securities. The host entity was comprised of the amounts the Company had invested, plus accumulated interest thereon. The Company owned only 1.5% (U.S. $7.5) of the trust preferred securities. The Company did not own, and was not the primary beneficiary of, the remaining U.S. $485 trust preferred securities; therefore, the Company did not consolidate the U.S. $485 trust preferred securities. The Company owned 100% of the host entity and consolidated it into the Company’s general funds as a wholly owned subsidiary. This consolidation resulted in no quantitative change to the Company’s assets, liabilities or equity. On February 1, 2007, MIC Trust redeemed both its total outstanding U.S. $492.5 trust preferred securities at par plus accrued and unpaid distributions to the date of redemption and the U.S. $15, 8.25% securities held by The Manufacturers Investment Corporation (“MIC”), a wholly owned subsidiary of the Company. MIC redeemed all of the outstanding subordinated debentures issued to MIC Trust due February 1, 2027 at par plus accrued and unpaid interest to the date of redemption and redeemed its preferred purchase contracts. The securities formed part of the Company’s Tier 2A regulatory capital.

Manulife Finance (Delaware), L.P.

Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership, is bifurcated into two silos and one host entity in accordance with VIE accounting guidelines. The largest silo is comprised of the debt instruments and the interest rate swaps mentioned below. The smaller silo and the host entity are comprised of the amounts the Company has invested, plus accumulated interest thereon. The Company owns none of, and is not the primary beneficiary of, the largest silo; therefore, the Company does not consolidate the largest silo. The Company owns 100% of the smaller silo and the host entity and consolidates both as wholly owned subsidiaries. The

86	2007 Annual Report

impact of dividing MFLP into a host and silos under the VIE accounting guidelines and applying consolidation accounting to them resulted in the Company recognizing MFC’s notes payable and subordinated debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public, in equal amounts, with no quantitative impact to the Company’s assets, liabilities or equity. MFLP has issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest and, if applicable, a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

In order for MFLP to manage its exposure to the interest rate difference between the debentures issued and the senior and subordinated notes receivable by its subsidiary, Manulife Finance (Delaware) LLC, from Manulife Holdings (Delaware) LLC (see notes 10 and 11), MFLP has entered into interest rate swaps.

Note 19    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of its operations.

b)	Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and has provided adequately for the exposure.

c)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $2,535 of outstanding investment commitments as at December 31, 2007, of which $283 mature in 30 days, $1,444 mature in 31 to 365 days and $808 mature in 2009 or later. There were $2,211 of outstanding investment commitments as at December 31, 2006, of which $320 matured in 30 days, $1,392 matured in 31 to 365 days and $499 matured in 2008 or later.

d)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. As at December 31, 2007, letters of credit, for which third parties are beneficiary, in the amount of $470 (2006 – $727) were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2007 and 2006.

e)	Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not consolidate these debentures (see note 18(b)). The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

2007 Annual Report	87

The following tables set forth certain consolidating summary financial information for MFC and Manulife Finance (Delaware), L.P.:

As at and for the year ended December 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$84	$70	$24,389	$11,285	$(295)	$35,533
Net income available to shareholders	4,302	8	3,651	605	(4,264)	4,302
Invested assets	–	–	97,494	63,806	–	161,300
Total other assets	26,126	1,335	9,007	11,447	(32,757)	15,158
Policy liabilities	–	–	69,612	54,823	(13)	124,422
Total other liabilities	1,791	1,195	21,355	9,267	(5,907)	27,701

As at and for the year ended December 31, 2006	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$60	$2	$22,256	$12,055	$(179)	$34,194
Net income available to shareholders	3,985	–	2,798	1,170	(3,968)	3,985
Invested assets	2	–	95,356	75,962	–	171,320
Total other assets	26,684	1,368	8,672	12,552	(34,280)	14,996
Policy liabilities	–	–	66,760	64,080	(21)	130,819
Total other liabilities	1,030	1,210	22,630	11,684	(6,713)	29,841

f)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets as collateral for liabilities incurred. The amounts pledged were as follows:

		2007		2006
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$208	$81	$119	$72
Regulatory requirements	120	31	109	1
Real estate	–	59	–	71
Rabbi trust	7	336	19	599
Other	2	4	–	8
Total	$337	$511	$247	$751

g)	Lease obligations

The Company has a number of obligations under long-term capital and operating leases, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under capital and non-cancelable operating leases, are presented below:

	Capital leases	Operating leases	Total
2008	$2	$107	$109
2009	2	89	91
2010	1	63	64
2011	–	52	52
2012	–	45	45
Thereafter	–	66	66
Total minimum lease payments	$5	$422	$427

h)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capitalization for its subsidiaries based on the local statutory accounting basis in each jurisdiction and local regulations. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions in which the Company does business.

88	2007 Annual Report

There are additional restrictions on distributions in foreign jurisdictions in relation to shareholder dividends. In the U.S., MFC’s principal insurance subsidiaries are domiciled in Michigan and Massachusetts. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary to the parent company would exceed that subsidiary’s earned surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year or 10% of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. Under the Massachusetts insurance law, no insurer may pay any shareholder dividend from any source other than statutory unassigned funds without the prior approval of the Massachusetts Commissioner of Insurance (the “MCI”). The Massachusetts insurance holding company act provides that no extraordinary dividend may be paid without 30 days prior written notice to the MCI, and only if the MCI has not disapproved, or has approved, the payment within the 30-day notice period. An extraordinary dividend is any dividend or distribution of cash or other property whose fair market value, together with other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10 per cent of an insurance company’s surplus as regards to policyholders as of the preceding December 31, or (ii) a life insurance company’s statutory net gain from operations for the 12 months ending on the preceding December 31. In addition, both Michigan and Massachusetts require that notification be given to the domiciliary insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution by a Michigan or Massachusetts insurance company.

i)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 20    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values are management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment. These calculations are subjective in nature, involve uncertainties and matters of significant judgment and do not include any tax impact.

Both the fair values and the basis for determining the fair value of invested assets, consumer notes, long-term debt, liabilities for preferred shares and capital instruments and derivative financial instruments are disclosed in notes 5, 9, 10, 11 and 21, respectively.

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

The fair value of bank deposits is estimated at $10,005 as at December 31, 2007 (2006 – $7,847) compared to a carrying value of $10,008 as at December 31, 2007 (2006 – $7,845). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

Note 21    ^    Derivative and Hedging Instruments

Derivative financial instruments (“derivatives”) are financial contracts, the values of which are derived from underlying changes in interest rates, foreign exchange rates other financial instrument, commodity prices or indices.

Fair value of derivatives

Under the new CICA Handbook Sections 3855 and 3865, all derivatives including those that are embedded in financial or non- financial contracts that are not closely related to the host contracts are recorded at fair value. Fair values of derivatives are obtained from quoted market prices where applicable or readily available market rates in active markets. Where there is not an active market, the fair value of derivatives is determined by using industry accepted valuation techniques such as discounted cash flow models and/or option pricing models, using observable market-based inputs. Valuation techniques for determination of fair value reflect assumptions related to timing and amounts of estimated future cash flows and discounted rates. These assumptions incorporate the use of externally observable market inputs which include factors such as interest rate yield curves, currency exchange rates, and corresponding market-based rate and price volatility levels.

Types of derivatives

Derivatives such as interest rate, cross currency swaps and total return swaps, forward contracts, futures agreements and options are used by the Company to hedge and manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

2007 Annual Report	89

Swaps are over-the-counter contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve an initial and final exchange of principal amounts between parties as well as the exchange of fixed or floating interest payments in one currency for the receipt of fixed or floating interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset or group of assets, including any returns such as interest earned on these assets, in return for amounts that are based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying variable on a pre-determined future date at a specified price. Forward contracts are over-the-counter contracts negotiated between counterparties, whereas futures agreements are standardized contracts with respect to amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the definition of an effective hedge under hedge accounting standards. Hedging relationships eligible for hedge accounting treatment are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps and forward and future contracts to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

For the year ended December 31, 2007, the Company recognized losses of $19 related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in its cash flows arising from variable rate financial instruments, forecasted acquisitions of fixed rate financial instruments and anticipated debt issuance. The Company also uses cross currency swaps and forward agreements to hedge currency exposure on certain debt issued and uses total return swaps to hedge the variability in cash flows associated with stock-based compensation awards that will settle in cash.

For the year ended December 31, 2007, the Company recognized gains of nil related to the ineffective portion of its cash flow hedges in investment income. The Company anticipates that net gains of approximately $8 will be reclassified from AOCI to earnings within the next twelve months due to net interest payments. The maximum time frame for which variable cash flows are hedged is 29 years.

The Company did not recognize any amounts previously recognized in AOCI into income as a result of discontinuing a cash flow hedge due to a change in probability that the anticipated transaction will not occur.

Hedges of net investments in foreign operations

The Company uses currency forward contracts to manage its foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the Canadian dollar.

For the year ended December 31, 2007, net gains of $345 relating to hedges of investments in foreign operations were included in OCI.

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are not designated as hedging instruments because the Company has designated the securities in these portfolios as fair value. Accordingly, the changes in fair value of such derivatives and securities are recognized in investment income as they occur. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

In addition, as outlined in note 2(a), certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value. These include reinsurance ceded contracts of $586 and reinsurance assumed contracts of $66. These contracts are classified on the balance sheet as policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense paid to the customer and claims paid on the reinsurance assumed contracts are reported as policy benefits.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss. As at December 31, 2007, the maximum exposure to credit risk related to derivatives, without taking account the fair value of any collateral held, was $1,385. Without master netting agreements, maximum exposure to credit risk would have been $2,129.

90	2007 Annual Report

Fair value is summarized by hedging and derivative types in the following tables:

As at December 31, 2007	Derivative Assets	Derivative Liabilities
Fair value hedges	$160	$181
Cash flow hedges	174	150
Hedges of net investments in foreign operations	96	36
Derivatives not designated as hedges	1,699	1,499
Total	$2,129	$1,866

	Remaining term to maturity (notional amounts)				Fair value				Risk-
As at December 31, 2007	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent[2]	weighted amount[3]
Interest rate contracts:
Swap contracts	$2,789	$11,511	$23,430	$37,730	$1,081	$(666)	$415	$918	$242
Future contracts	81	–	–	81	–	–	–	–	–
Options purchased	302	327	105	734	–	–	–	9	2
Sub-total	$3,172	$11,838	$23,535	$38,545	$1,081	$(666)	$415	$927	$244
Foreign exchange:
Swap contracts	2,815	3,401	3,304	9,520	1,025	(1,222)	(197)	952	242
Forward contracts	4,604	6	–	4,610	45	(19)	26	66	19
Equity contracts	782	112	64	958	2	(10)	(8)	51	15
Total[1]	$11,373	$15,357	$26,903	$53,633	$2,153	$(1,917)	$236	$1,996	$520

As at December 31, 2006
Interest rate contracts:
Swap contracts	$4,195	$9,879	$26,172	$40,246	$1,148	$(626)	$522	$759	$234
Options purchased	245	654	211	1,110	4	–	4	12	4
Options written	13	–	–	13	–	–	–	–	–
Sub-total	$4,453	$10,533	$26,383	$41,369	$1,152	$(626)	$526	$771	$238
Foreign exchange:
Swap contracts	966	6,736	3,286	10,988	833	(1,116)	(283)	982	300
Forward contracts	4,428	87	15	4,530	12	(71)	(59)	62	20
Equity contracts	486	395	361	1,242	10	(37)	(27)	159	49
Total[1]	$10,333	$17,751	$30,045	$58,129	$2,007	$(1,850)	$157	$1,974	$607

[1]	Positive fair value includes accrued interest receivable of $24 (2006 – $29) and negative fair value includes accrued interest payable of $51 (2006 – $57).

[2]

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure represents the potential for future changes in value based upon a formula prescribed by OSFI.

[3]	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Note 22    ^    Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Manulife Financial also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 6(f)) is reported in the Corporate and Other segment.

2007 Annual Report	91

The accounting policies of the segments are the same as those described in note 1, Nature of Operations and Significant Accounting Policies.

By Segment For the year ended December 31, 2007	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,279	$–	$5,636	$2,870	$1,026	$–	$14,811
Annuities and pensions	–	4,285	572	76	–	–	4,933
Total premium income	$5,279	$4,285	$6,208	$2,946	$1,026	$–	$19,744
Investment income	3,297	2,484	2,593	1,263	215	489	10,341
Other revenue	627	2,733	996	767	20	305	5,448
Total revenue	$9,203	$9,502	$9,797	$4,976	$1,261	$794	$35,533
Interest expense	$33	$171	$393	$53	$2	$380	$1,032
Income before income taxes	$1,135	$1,505	$1,432	$999	$369	$166	$5,606
Income taxes	(380)	(405)	(326)	(172)	(106)	12	(1,377)
Net income	$755	$1,100	$1,106	$827	$263	$178	$4,229
Net income (loss) attributed to participating policyholders	–	–	3	(31)	–	(45)	(73)
Net income attributed to shareholders	$755	$1,100	$1,103	$858	$263	$223	$4,302
Segregated funds deposits	$1,259	$22,831	$6,982	$6,122	$–	$33	$37,227
Goodwill
Balance, January 1	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	–	–	64	–	–	–	64
Tax benefit of stock options exercised[1]	–	–	–	–	–	(3)	(3)
Change in foreign exchange rates	(411)	(312)	–	(54)	(12)	(12)	(801)
Balance, December 31	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
As at December 31, 2007
Policy liabilities	$41,096	$30,648	$36,649	$13,913	$1,621	$495	$124,422
Total assets	$48,713	$38,642	$54,804	$17,731	$2,832	$13,736	$176,458
Segregated funds net assets held by policyholders	$11,387	$108,878	$31,391	$20,727	$–	$2,598	$174,981

[1]	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2007	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,708	$5,713	$2,906	$484	$14,811
Annuities and pensions	4,285	572	76	–	4,933
Total premium income	$9,993	$6,285	$2,982	$484	$19,744
Investment income	6,069	2,957	1,266	49	10,341
Other revenue	3,587	1,058	779	24	5,448
Total revenue	$19,649	$10,300	$5,027	$557	$35,533

92	2007 Annual Report

By Segment For the year ended December 31, 2006	U.S. Insurance	U.S. Wealth Mgmt	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,488	$–	$5,411	$2,861	$1,010	$–	$14,770
Annuities and pensions	–	3,741	521	72	–	–	4,334
Total premium income	$5,488	$3,741	$5,932	$2,933	$1,010	$–	$19,104
Investment income	2,982	2,858	3,164	863	208	358	10,433
Other revenue	614	2,412	798	515	19	299	4,657
Total revenue	$9,084	$9,011	$9,894	$4,311	$1,237	$657	$34,194
Interest expense	$34	$159	$298	$50	$3	$388	$932
Income before income taxes	$935	$1,580	$1,170	$970	$403	$278	$5,336
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)
Net income	$622	$1,136	$920	$780	$294	$218	$3,970
Net (loss) income attributed to participating policyholders	–	–	(61)	46	–	–	(15)
Net income attributed to shareholders	$622	$1,136	$981	$734	$294	$218	$3,985
Segregated funds deposits	$1,225	$22,645	$4,619	$4,747	$–	$51	$33,287
Goodwill
Balance, January 1	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of a subsidiary	–	–	–	–	–	(20)	(20)
Tax benefit of stock options exercised[1]	–	–	–	–	–	(16)	(16)
Change in foreign exchange rates	(2)	(1)	–	–	–	(1)	(4)
Balance, December 31	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
As at December 31, 2006
Policy liabilities	$44,232	$38,222	$32,554	$13,673	$1,884	$254	$130,819
Total assets	$52,820	$48,277	$49,533	$17,571	$3,379	$14,736	$186,316
Segregated funds net assets held by policyholders	$12,583	$112,269	$27,448	$17,232	$–	$2,727	$172,259

[1]	Tax benefit to the Company relating to exercise of stock options that were issued at the time of the merger with JHF in exchange for JHF stock options.

By geographic location For the year ended December 31, 2006	United States	Canada	Asia and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,965	$5,476	$2,903	$426	$14,770
Annuities and pensions	3,741	521	72	–	4,334
Total premium income	$9,706	$5,997	$2,975	$426	$19,104
Investment income	5,973	3,534	864	62	10,433
Other revenue	3,220	897	526	14	4,657
Total revenue	$18,899	$10,428	$4,365	$502	$34,194

2007 Annual Report	93

Note 23    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

As at December 31,			2007		2006
	Note 23 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$12,475	$12,354	$10,954	$10,901
Securities
Bonds and other fixed maturity investments	g (i), h (iv)	99,400	72,831	109,460	78,085
Stocks	g (ii), h (iv), h (vii)	17,890	11,134	18,228	11,272
Loans
Mortgages	g (iii), h (iv)	26,146	26,061	28,079	28,131
Private placements	g (iv), h (viii)	–	21,591	–	25,074
Policy loans		5,823	5,823	6,413	6,413
Bank loans		2,182	2,182	2,009	2,009
Real estate	g (v)	4,236	5,727	4,563	5,905
Other investments	g (vi), g (xii), h (iv)	4,027	3,597	4,109	3,530
Total invested assets		$172,179	$161,300	$183,815	$171,320
Other assets
Accrued investment income	h (iv)	$1,422	$1,414	$1,563	$1,557
Outstanding premiums		672	672	669	669
Deferred acquisition costs	g (viii)	13,156	–	12,054	–
Reinsurance deposits and amounts recoverable		4,492	–	4,966	–
Goodwill		5,839	6,721	6,415	7,461
Intangible assets		1,573	1,573	1,708	1,708
Derivatives	g (xii)	2,125	2,129	1,357	400
Value of business acquired	g (ix)	3,345	–	4,101	–
Miscellaneous	h (iv)	3,424	2,649	4,226	3,201
Total other assets		$36,048	$15,158	$37,059	$14,996
		$208,227	$176,458	$220,874	$186,316
Segregated funds net assets[1]	h (iv)	162,788	–	162,536	–
Total assets		$371,015	$176,458	$383,410	$186,316
Segregated funds net assets[1]	h (iv)	$–	$175,544	$–	$172,937

Liabilities and equity
Policy liabilities	g (vii), h (iv)	$151,788	$124,422	$162,740	$130,819
Deferred realized net gains	g (v)	–	107	–	4,442
Bank deposits		10,008	10,008	7,845	7,845
Consumer notes		2,131	2,085	2,860	2,860
Long-term debt		1,825	1,820	1,930	1,930
Future income tax liability[2]	h (iv)	2,636	2,839	2,708	2,258
Derivatives	g (xii)	1,887	1,866	870	910
Other liabilities	g (x), h (iv)	8,902	5,820	8,262	5,699
		$179,177	$148,967	$187,215	$156,763
Liabilities for preferred shares and capital instruments		3,014	3,010	3,681	3,695
Non-controlling interest in subsidiaries		298	146	400	202
Segregated funds net liabilities[1]	h (iv)	162,788	–	162,536	–
Common shares, preferred shares, retained earnings and contributed surplus		28,865	29,248	29,173	28,665
Accumulated other comprehensive income (loss) on available-for-sale securities, cash flow hedges and other	g (xiv)	2,737	1,291	3,327	–
on translation of net foreign operations		(5,864)	(6,204)	(2,922)	(3,009)
Total liabilities and equity		$371,015	$176,458	$383,410	$186,316
Segregated funds net liabilities[1]	h (iv)	$–	$175,544	$–	$172,937

[1]	U.S. GAAP terminology is separate accounts.
[2]	U.S. GAAP terminology is deferred income taxes.

94	2007 Annual Report

b)	Condensed Consolidated Statements of Operations

For the years ended December 31,		2007		2006
	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	$12,888	$19,744	$12,495	$19,104
Net investment income (investment income)	10,241	10,341	10,122	10,433
Fee income and other revenue	6,914	5,448	5,940	4,657
Total revenue	$30,043	$35,533	$28,557	$34,194
Policy benefits and expenses
Policyholder benefits	$18,910	$20,211	$17,764	$19,912
Commissions, investment and general expenses	4,503	8,378	4,307	7,739
Amortization of deferred acquisition costs and value of business acquired	1,201	–	1,168	–
Other	1,295	1,338	1,222	1,207
Total policy benefits and expenses	$25,909	$29,927	$24,461	$28,858
Income before income taxes	$4,134	$5,606	$4,096	$5,336
Income taxes	(904)	(1,377)	(926)	(1,366)
Net income	$3,230	$4,229	$3,170	$3,970
Weighted average number of common shares outstanding (in millions)	1,522	1,522	1,563	1,563
Weighted average number of diluted common shares outstanding (in millions)	1,537	1,537	1,579	1,579
Basic earnings per common share	$2.12	$2.81	$2.03	$2.53
Diluted earnings per common share	$2.10	$2.78	$2.01	$2.51
Dividends per common share	$0.88	$0.88	$0.73	$0.73

c)	Reconciliation of Canadian GAAP to U.S. GAAP

Net Income Reconciliation For the years ended December 31,	2007	2006
Net income determined in accordance with Canadian GAAP	$4,229	$3,970
Net investment income
Bonds excluding other than temporary impairments[1]	528	(90)
Interest rate related other than temporary impairments	(836)	(287)
Stocks[2]	141	(108)
Cash flow hedges[3]	148	(12)
Real estate	(270)	(197)
Other	108	42
	(181)	(652)
Deferred acquisition costs, net of amortization[4]	2,592	2,162
Value of business acquired amortization	(219)	(179)
Consumer notes fair value adjustment	29	–
Policy liabilities	(3,725)	(2,586)
Commissions, investment and general expenses	14	(18)
Future income taxes on the above noted items[5]	491	473
Net income determined in accordance with U.S. GAAP	$3,230	$3,170

[1]	Bonds classified in 2007 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include realized gains on U.S. GAAP of $417 and unrealized and realized losses on Canadian GAAP of ($111).

[2]	Stocks classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $730 and unrealized and realized gains on Canadian GAAP of $589.

[3]	Cash flow hedge accounting on forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

[4]	Deferred acquisition costs consist of $3,573 (2006 – $3,152) of capitalized expenditures less $981 (2006 – $990) of amortization charged to income.

[5]	U.S. GAAP terminology is deferred income taxes.

2007 Annual Report	95

d)	Other comprehensive income reconciliation

For the years ended December 31,	2007			2006
	Canadian GAAP	Differences	U.S. GAAP	U.S. GAAP
Net income	$ 4,229	$(999)	$ 3,230	$3,170
Other comprehensive (loss) income
Changes in unrealized gains on available-for-sale securities	(504)	(79)	(583)	465
Adjustments to net unrealized gains (losses)
Actuarial liabilities	–	(75)	(75)	(30)
Deferred acquisition costs	–	119	119	(213)
Deferred revenue	–	15	15	6
Value of business acquired	–	(71)	(71)	1
Changes in gains on derivative investments designated as cash flow hedges	(25)	(38)	(63)	(149)
Additional pension obligation	–	(52)	(52)	281
Income taxes on the above items	79	41	120	(24)
Changes in unrealized currency translation gains (losses) of self-sustaining operations[1]	(3,195)	253	(2,942)	137
Total other comprehensive (loss) income	$(3,645)	$ 113	$(3,532)	$474
Total comprehensive (loss) income	$584	$(886)	$(302)	$3,644

[1]	Included a gain of $224 (2006 – gain of $174), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation.

e)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission, as these financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries.

Effective April 28, 2004, a newly formed wholly owned subsidiary of MFC merged with JHF with the result that MFC became the beneficial owner of all of the outstanding common stock of JHF, and JHF became a wholly owned subsidiary of MFC. As a result of the merger, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”), two wholly owned subsidiaries of JHF, became indirect wholly owned subsidiaries of MFC. The results of JHF’s operations have not been included in these condensed consolidating financial statements for periods prior to the merger.

The Variable Company sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. The Variable Company refers to these fixed investment period options that contain a market value adjustment feature as “MVAs”.

On December 30, 2002, JHF fully and unconditionally guaranteed the Variable Company’s obligation to pay amounts due under any MVA that was outstanding on or following such date on transfer, withdrawal, surrender, maturity or annuitization of such MVA. On June 29, 2005, the Commission declared effective a joint registration statement filed by MFC and the Variable Company relating to MVAs to be sold on or after June 29, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Variable Company under then outstanding MVAs. JHF will continue to guarantee MVAs that were outstanding before June 29, 2005, and JHF and MFC will be jointly and severally liable under such guarantees. However, JHF will not guarantee MVAs issued on or after June 29, 2005.

The Life Company sells medium-term notes to retail investors under its SignatureNotes program. The SignatureNotes are also registered with the Commission. On July 8, 2005, the Commission declared effective a joint registration statement filed by MFC and the Life Company relating to SignatureNotes to be issued by the Life Company on or after July 8, 2005, the payment of which will be fully and unconditionally guaranteed by MFC. MFC also guaranteed the payment obligations of the Life Company under then outstanding SignatureNotes.

MFC’s guarantees of the SignatureNotes and MVAs are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes and MVAs.

96	2007 Annual Report

The laws of the State of New York and the Commonwealth of Massachusetts govern MFC’s guarantees of the SignatureNotes and MVAs, respectively, and MFC has consented to the jurisdiction of the courts of such jurisdictions. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes and MVAs, respectively.

Both MFC and JHF are holding companies. The assets of MFC and JHF consist primarily of the outstanding capital stock of their subsidiaries and investments in other international subsidiaries. Each company’s cash flows primarily consist of dividends from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC, and dividends to MFC and operating expenses for JHF. As a holding company, each company’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC or JHF, as applicable. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing the company is, or the payment of the dividend would cause the company to be, in contravention of any regulation under the ICA regarding the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity or any direction to the company made by the Superintendent of Financial Institutions (Canada) (the “Superintendent”) pursuant to subsection 515(3) of the ICA regarding its capital or liquidity. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. There is currently no direction against paying a dividend that is applicable to any of MFC’s subsidiaries that are subject to the ICA. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment.

In the United States, insurance laws in Michigan, Delaware, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC and JHF are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These laws prohibit the payment of dividends or other distributions or loans to shareholders which may result in the failure to maintain adequate capital and liquidity levels, either by imposing specific financial tests that must be met in order for dividends or other distributions to be paid without regulatory consent or by giving the state insurance regulator broad discretion to disapprove any proposal to pay a dividend or other distribution.

In Asia, the insurance laws of the jurisdictions in which MFC and JHF operate either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

Generally, there can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair each of MFC’s or JHF’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission.

2007 Annual Report	97

Condensed Consolidating Balance Sheets

As at December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$–	$589	$53,820	$6,512	$111,326	$(68)	$172,179
Investments in unconsolidated subsidiaries	27,002	11,287	3,138	142	2,090	(43,659)	–
Other assets	528	1,110	13,415	3,042	30,940	(12,987)	36,048
Separate account assets	–	–	10,868	7,855	144,065	–	162,788
Total assets	$27,530	$12,986	$81,241	$17,551	$288,421	$(56,714)	$371,015
Liabilities and equity
Policy liabilities	$–	$–	$50,765	$6,543	$98,438	$(3,958)	$151,788
Consumer notes	–	–	2,131	–	–	–	2,131
Other liabilities	1,098	341	6,451	1,060	20,819	(6,336)	23,433
Long-term debt	350	1,199	–	–	1,942	(1,666)	1,825
Liabilities for preferred shares and capital instruments	344	–	470	–	2,200	–	3,014
Non-controlling interest in subsidiaries	–	–	–	–	367	(69)	298
Separate account liabilities	–	–	10,868	7,855	144,065	–	162,788
Shareholders’ equity	25,738	11,446	10,556	2,093	20,590	(44,685)	25,738
Total liabilities and equity	$27,530	$12,986	$81,241	$17,551	$288,421	$(56,714)	$371,015

As at December 31, 2006
Assets
Invested assets	$2	$121	$64,591	$7,478	$111,737	$(114)	$183,815
Investments in unconsolidated subsidiaries	30,050	12,896	3,744	163	2,090	(48,943)	–
Other assets	557	1,022	14,074	3,342	30,463	(12,399)	37,059
Separate account assets	–	–	13,018	9,235	140,283	–	162,536
Total assets	$30,609	$14,039	$95,427	$20,218	$284,573	$(61,456)	$383,410
Liabilities and equity
Policy liabilities	$–	$–	$60,650	$7,456	$98,153	$(3,519)	$162,740
Consumer notes	–	–	2,860	–	–	–	2,860
Other liabilities	337	86	5,652	1,041	18,174	(5,605)	19,685
Long-term debt	350	1,360	551	–	1,967	(2,298)	1,930
Liabilities for preferred shares and capital instruments	344	–	560	–	2,777	–	3,681
Non-controlling interest in subsidiaries	–	–	–	–	420	(20)	400
Separate account liabilities	–	–	13,018	9,235	140,283	–	162,536
Shareholders’ equity	29,578	12,593	12,136	2,486	22,799	(50,014)	29,578
Total liabilities and equity	$30,609	$14,039	$95,427	$20,218	$284,573	$(61,456)	$383,410

98	2007 Annual Report

Condensed Consolidating Statements of Operations

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$2,971	$39	$9,878	$–	$12,888
Net investment income	23	59	3,442	328	6,476	(87)	10,241
Fee income and other revenue	85	–	414	408	6,455	(448)	6,914
Total revenue	$108	$59	$6,827	$775	$22,809	$(535)	$30,043
Policy benefits and expenses
Policyholder benefits	$–	$–	$4,891	$397	$13,635	$(13)	$18,910
Commissions, investment and general expenses	40	59	594	33	4,155	(378)	4,503
Amortization of deferred acquisition costs and value of business acquired	–	–	148	42	1,011	–	1,201
Other	31	60	322	54	972	(144)	1,295
Total policy benefits and expenses	$71	$119	$5,955	$526	$19,773	$(535)	$25,909
Income (loss) before income taxes	$37	$(60)	$872	$249	$3,036	$–	$4,134
Income tax (expense) recovery	(18)	30	(257)	(97)	(562)	–	(904)
Income (loss) after income taxes	$19	$(30)	$615	$152	$2,474	$–	$3,230
Equity in net income of unconsolidated subsidiaries	3,211	871	220	4	–	(4,306)	–
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230

For the year ended December 31, 2006
Revenue
Premium income	$–	$–	$2,948	$94	$9,453	$–	$12,495
Net investment income	5	30	3,556	367	6,239	(75)	10,122
Fee income and other revenue	74	3	323	292	5,754	(506)	5,940
Total revenue	$79	$33	$6,827	$753	$21,446	$(581)	$28,557
Policy benefits and expenses
Policyholder benefits	$–	$–	$5,057	$295	$12,571	$(159)	$17,764
Commissions, investment and general expenses	49	(1)	585	95	3,896	(317)	4,307
Amortization of deferred acquisition costs and value of business acquired	–	–	234	103	831	–	1,168
Other	27	58	368	33	841	(105)	1,222
Total policy benefits and expenses	$76	$57	$6,244	$526	$18,139	$(581)	$24,461
Income (loss) before income taxes	$3	$(24)	$583	$227	$3,307	$–	$4,096
Income tax (expense) recovery	(7)	15	(181)	(75)	(678)	–	(926)
Income (loss) after income taxes	$(4)	$(9)	$402	$152	$2,629	$–	$3,170
Equity in net income of unconsolidated subsidiaries	3,174	721	255	4	–	(4,154)	–
Net income	$3,170	$712	$657	$156	$2,629	$(4,154)	$3,170

2007 Annual Report	99

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income	$3,230	$841	$835	$156	$2,474	$(4,306)	$3,230
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,211)	(871)	(220)	(4)	–	4,306	–
Increase in policy-related liabilities	–	–	2,394	131	7,488	–	10,013
Net realized investment gains and other investment items	–	–	(125)	(9)	(1,358)	–	(1,492)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	(56)	(50)	(2,265)	–	(2,371)
Amortization of premium/discount on invested assets	–	–	280	26	9	–	315
Other amortization	–	(9)	61	9	286	–	347
Future income tax expense (recovery)	6	(41)	423	6	51	–	445
Stock option expense	–	–	1	–	19	–	20
Non-controlling interest in subsidiaries	–	–	–	–	38	–	38
Net income (loss) adjusted for non-cash items	$25	$(80)	$3,593	$265	$6,742	$–	$10,545
Change in other operating assets and liabilities	109	88	796	66	(31)	–	1,028
Cash provided by operating activities	$134	$8	$4,389	$331	$6,711	$–	$11,573
Investing activities
Purchase and mortgage advances	$(35)	$–	$(9,084)	$(1,270)	$(42,920)	$–	$(53,309)
Disposals and repayments	–	–	12,223	968	39,243	–	52,434
Change in investment broker net receivables and payables	–	–	57	(6)	(116)	–	(65)
Net cash increase (decrease) from sales and acquisitions of subsidiaries	(3)	–	–	–	128	–	125
Capital contribution to unconsolidated subsidiaries	–	–	(17)	–	–	17	–
Return of capital from unconsolidated subsidiaries	–	–	31	–	–	(31)	–
Dividends from unconsolidated subsidiary	–	453	200	–	–	(653)	–
Cash (used in) provided by investing activities	$(38)	$453	$3,410	$(308)	$(3,665)	$(667)	$(815)

Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(1)	$–	$(1)
Issue of long-term debt	–	(1)	(558)	–	560	–	1
Repayment of long-term debt	–	(26)	–	–	37	(15)	(4)
Dividends paid to parent	–	–	(453)	(148)	(51)	652	–
Return of capital to parent	–	–	–	–	(15)	15	–
Repayment of capital instruments	–	–	–	–	(570)	–	(570)
Net redemptions of structured products	–	–	(4,060)	30	(1,587)	–	(5,617)
Bank deposits, net	–	–	–	–	2,164	–	2,164
Consumer notes matured, net	–	–	(434)	–	–	–	(434)
Preferred share dividends	(30)	–	–	–	(5)	5	(30)
Common share dividends	1,359	–	–	–	(2,700)	–	(1,341)
Notes payable to subsidiary	700	–	–	–	–	(700)	–
Notes receivable from parent	–	–	–	–	(700)	700	–
(Decrease) increase in notes receivable from affiliates	–	(218)	(1)	–	127	92	–
Increase (decrease) in notes payable to affiliates	14	271	(24)	–	(169)	(92)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Tax benefit of stock options exercised	–	–	15	–	1	–	16
Purchase and cancellation of common shares	(2,245)	–	–	–	–	–	(2,245)
Common shares issued on exercise of options	114	–	–	–	–	–	114
Preferred shares (redeemed) issued by a subsidiary	(10)	–	–	–	(89)	10	(89)
Cash (used in) provided by financing activities	$(98)	$26	$(5,515)	$(118)	$(3,008)	$667	$(8,046)

100	2007 Annual Report

Condensed Consolidating Statement of Cash Flows (continued)

For the year ended December 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Cash and short-term securities
Increase (decrease) during the year	$(2)	$487	$2,284	$(95)	$38	$–	$2,712
Currency impact on cash and short-term securities	–	(23)	(126)	(42)	(918)	–	(1,109)
Balance, January 1	2	121	651	217	9,393	–	10,384
Balance, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987
Cash and short-term securities January 1
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(123)	(33)	(414)	–	(570)
Net cash and short-term securities, January 1	$2	$121	$651	$217	$9,393	$–	$10,384
End of year
Gross cash and short-term securities	$–	$585	$2,950	$112	$8,828	$–	$12,475
Net payments in transit, included in other liabilities	–	–	(141)	(32)	(315)	–	(488)
Net cash and short-term securities, December 31, 2007	$–	$585	$2,809	$80	$8,513	$–	$11,987

For the year ended December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$3,170	$712	$657	$156	$2,629	$(4,154)	$3,170
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,174)	(721)	(255)	(4)	–	4,154	–
Increase in policy-related liabilities	–	–	1,097	132	5,962	–	7,191
Net realized investment gains and other investment items	–	–	(12)	7	(1,525)	–	(1,530)
Amortization of deferred acquisition costs and value of business acquired, net of capitalized amounts	–	–	10	(122)	(1,871)	–	(1,983)
Amortization of premium/discount on invested assets	–	–	461	39	(231)	–	269
Other amortization	–	(9)	45	6	274	–	316
Future income tax expense	1	57	123	52	324	–	557
Stock option expense	–	–	2	–	24	–	26
Non-controlling interest in subsidiaries	–	–	–	–	10	11	21
Net income (loss) adjusted for non-cash items	$(3)	$39	$2,128	$266	$5,596	$11	$8,037
Change in other operating assets and liabilities	(9)	(26)	63	49	(153)	(11)	(87)
Cash provided by (used in) operating activities	$(12)	$13	$2,191	$315	$5,443	$–	$7,950
Investing activities
Purchase and mortgage advances	$–	$–	$(13,424)	$(1,988)	$(50,809)	$528	$(65,693)
Disposals and repayments	–	–	15,215	1,463	47,607	(528)	63,757
Changes in investment broker net receivables and payables	–	(13)	(176)	4	550	–	365
Subscription of preferred shares issued by a subsidiary	(28)	–	–	–	–	28	–
Net cash decrease from sales and acquisitions of subsidiaries	–	–	–	–	(59)	–	(59)
Cash paid for related party real estate	–	–	(175)	–	175	–	–
Capital contribution to unconsolidated subsidiaries	–	–	(80)	–	–	80	–
Dividends from unconsolidated subsidiary	1,755	645	182	–	–	(2,582)	–
Investment in common shares of related company	–	–	–	–	(1,100)	1,100	–
Cash (used in) provided by investing activities	$1,727	$632	$1,542	$(521)	$(3,636)	$(1,374)	$(1,630)

2007 Annual Report	101

Condensed Consolidating Statement of Cash Flows (continued)

For the year ended December 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet purchased	$–	$–	$–	$–	$(384)	$–	$(384)
Issue of long-term debt	350	–	–	–	551	–	901
Capital contributions received from parent	–	–	–	–	80	(80)	–
Repayment of Interco long-term debt	–	33	555	–	(588)	–	–
Repayment of long-term debt	–	–	–	–	(272)	–	(272)
Issue of subordinated notes	–	–	–	–	645	–	645
Net redemptions of structured products	–	–	(4,493)	308	(778)	–	(4,963)
Bank deposits, net	–	–	–	–	2,276	77	2,353
Capital from joint venture partner	–	–	–	–	7	–	7
Consumer notes matured, net	–	–	(182)	–	–	–	(182)
Preferred share dividends	(30)	–	–	–	(5)	5	(30)
Common share dividends	(1,133)	–	(645)	(111)	(1,821)	2,577	(1,133)
Notes payable to subsidiary	314	–	–	–	350	(664)	–
Notes receivable from parent	–	–	–	–	(664)	664	–
(Decrease) increase in notes receivable from affiliates	(27)	(701)	(131)	–	(11)	870	–
Increase (decrease) in notes payable to affiliates	(1)	–	–	–	871	(870)	–
Funds repaid, net	–	–	–	–	(69)	–	(69)
Tax benefit of stock options exercised	–	–	49	–	10	–	59
Purchase and cancellation of common shares	(1,631)	–	–	–	–	–	(1,631)
Common shares issued on exercise of options	139	–	–	–	–	–	139
Preferred shares issued (redeemed) by a subsidiary	–	–	–	–	28	(28)	–
Preferred shares issued, net	294	–	–	–	–	–	294
Common shares issued	–	–	–	–	1,100	(1,100)	–
Cash (used in) provided by financing activities	$(1,725)	$(668)	$(4,847)	$197	$1,326	$1,451	$(4,266)
Cash and short-term securities
Increase (decrease) during the year	$(10)	$(23)	$(1,114)	$(9)	$3,133	$77	$2,054
Currency impact on cash and short-term securities	–	2	20	–	1	–	23
Balance, January 1	12	142	1,745	226	6,259	(77)	8,307
Balance, December 31, 2006	$2	$121	$651	$217	$9,393	$–	$10,384
Cash and short-term securities January 1
Gross cash and short-term securities	$12	$142	$1,853	$251	$6,721	$(77)	$8,902
Net payments in transit, included in other liabilities	–	–	(108)	(25)	(462)	–	(595)
Net cash and short-term securities, January 1	$12	$142	$1,745	$226	$6,259	$(77)	$8,307
End of year
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$–	$10,954
Net payments in transit, included in other liabilities	–	–	(123)	(33)	(414)	–	(570)
Net cash and short-term securities, December 31, 2006	$2	$121	$651	$217	$9,393	$–	$10,384

102	2007 Annual Report

f)	Derivative instruments and hedging activities

As discussed in Note 2, the Company adopted CICA Handbook Sections 3855 and 3865 for Canadian GAAP purposes on January 1, 2007. Although these new standards substantially harmonize the Canadian GAAP and U.S. GAAP accounting standards for investments and for derivatives and hedging activities, the Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for “trading” using the fair value option available under Section 3855. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedge items. These differences create reconciling items in 2007 between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships which are accounted for as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in other comprehensive income and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net gains of $17, included in other comprehensive income as at December 31, 2007 (2006 net loss – $4), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 40 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

g)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Prior to the adoption of Section 3855 on January 1, 2007, bonds were carried at amortized cost, less an allowance for specific losses. Realized gains and losses on sale were deferred and amortized into income over the lesser of 20 years or the remaining term to maturity of the bonds sold.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

As outlined in note (f) above, the Company has designated certain investments differently under U.S. GAAP as compared to Canadian GAAP. Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit.

Bonds that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques based on analyzing both market observable and non-market observable data.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value due to changes in prevailing interest rates when the Company does not have the intent and ability to hold to recovery, or issuer credit, or both.

(ii) Stocks

Prior to the adoption of Section 3855 on January 1, 2007, stocks were carried at a moving average market basis whereby carrying values were adjusted towards market value at 5% per quarter. Specific stocks were written down to fair value if an impairment in the value of the entire stock portfolio was considered to be other than temporary. Realized gains and losses were deferred and brought into income at the rate of 5% of the unamortized deferred realized gains and losses each quarter.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.

Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Mortgages

Prior to the adoption of Section 3855, mortgages were carried at amortized cost less repayments and an allowance for specific losses. Realized gains and losses were deferred and brought into income over the lesser of 20 years or the remaining term to maturity of the mortgage sold.

Upon the adoption of Section 3855, Canadian GAAP is substantially harmonized with U.S. GAAP. Refer to Note 2.

Mortgages are carried at amortized cost less repayments and an allowance for losses. Realized gains and losses are recognized in income immediately.
(iv) Private placements

Prior to the adoption of Section 3855, private placements were included in bonds and other fixed maturity investments.

Private placement loans include fixed income securities for which prices quoted in active markets are not available. Private placement loans are carried at cost less allowance for impairments, if any.

The Company does not classify any of its investments as private placements under U.S. GAAP.

2007 Annual Report	103

	Canadian GAAP	U.S. GAAP
(v) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(vi) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more). The Company uses the cost method for its investments in LPs and LLCs when it does not exercise significant influence.	In accordance with EITF D-46, “Accounting for Limited Partnership Investments”, the Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant.
(vii) Policy liabilities

Actuarial liabilities for all types of policies are calculated using the Canadian Asset Liability Method (“CALM”) and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

There are four main Financial Accounting Standards for valuing actuarial liabilities as follows:

Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“SFAS 60”), applies to non-participating insurance, including whole life and term insurance, disability insurance and certain reinsurance contracts. Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments” (“SFAS 97”), applies to limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts. The actuarial liability for limited-payment contracts is determined using an approach similar to that applied under SFAS 60, except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts subject to SFAS 97 that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

104	2007 Annual Report

	Canadian GAAP	U.S. GAAP
(vii) Policy liabilities (continued)

In addition, Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”), requires the recognition of additional actuarial liabilities for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

Statement of Financial Accounting Standards No. 120, “Accounting and Reporting by Mutual Life Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts” (“SFAS 120”), applies to participating insurance contracts. The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, in accordance with Emerging Issues Task Force Topic No. D-41 (“EITF D-41”), U.S. GAAP requires that actuarial liabilities be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under the rules of SOP 03-1, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives subject to the rules of SFAS 133. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

2007 Annual Report	105

	Canadian GAAP	U.S. GAAP
(viii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.

Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with SFAS 60 policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

DAC associated with SFAS 97 and SFAS 120 policies (i.e., universal life-type contracts, investment contracts and participating insurance contracts) are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion.

In addition, EITF D-41 requires that DAC related to SFAS 97 and SFAS 120 contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized. These amounts are recorded in other comprehensive income.

(ix) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks had actually been realized are recorded in other comprehensive income.

(x) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

Under SFAS 97, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on “available-for-sale” bonds and stocks actually been realized are recorded in other comprehensive income.

(xi) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“SFAS 113”) applies to reinsurance ceded. Under SFAS 113, actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

SFAS 113 requires that the estimated net profit or loss from long-duration reinsurance treaties be recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

106	2007 Annual Report

	Canadian GAAP	U.S. GAAP
(xii) Derivatives

Upon the adoption of Sections 3855 and Section 3865, Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (f) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as “available-for-sale” as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (f) above.
(xiii) Consumer notes	As a result of the adoption of Section 3855, the Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings. Prior to the adoption of Section 3855, consumer notes were carried at amortized cost.	Consumer notes are carried at amortized cost.
(xiv) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	SFAS 158 requires the funded status of a defined benefit pension or other post-retirement benefit plan to be recognized on the balance sheet as an asset or liability with an offset to other comprehensive income. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.

h)	Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Under SFAS 60 and SFAS 120, gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on SFAS 97 contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For SFAS 60 and SFAS 120 contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life-type contracts and investment contracts accounted for under SFAS 97, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

2007 Annual Report	107

	Canadian GAAP	U.S. GAAP
(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.	Interest required to support SFAS 97 contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.
(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in a separate schedule and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

SOP 03-1 requires General Account classification for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts accounted for under SFAS 97 are disclosed as a financing activity in the Consolidated Statement of Cash Flows.
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Private placements	Private placements include fixed income investments and investments in leveraged leases.	Investments in private debt and leveraged leases are categorized as bonds and other fixed maturity investments for U.S. GAAP.
(ix) Consolidation accounting – evaluation of general partners’ control over their limited partnerships	Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by any proportion or number of unrelated limited partners, and whether unrelated limited partners acting in any proportion or number have veto rights over significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.	EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed.
(x) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.

i)	Future U.S. GAAP Accounting and Reporting Changes

Non-controlling interests in Consolidated Financial Statements

In December, 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS 160”). SFAS 160 establishes guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 will require that “minority interest” be included in shareholder equity and separately reported there, that a consolidated entity’s net income include and present separately amounts attributable to both the controlling and non-controlling interests, that continuity of equity accounts for both controlling interests and non-controlling interests be presented on a company’s statement of changes in equity, and that changes in a parent’s ownership of a subsidiary which do not result in deconsolidation be accounted for as transactions in the Company’s own stock. Deconsolidation will result in gain/loss recognition, with any retained non-controlling interest measured initially at fair value. SFAS 160 will be effective for the Company on January 1, 2009, and applied prospectively, except for the presentation and disclosure requirements which will be applied retrospectively. The Company is currently evaluating the impact SFAS 160 will have on its consolidated financial statements.

108	2007 Annual Report

Business Combinations

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”) which replaces SFAS No.141, Business Combinations. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Some of the more significant requirements under SFAS 141(R) include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions.

SFAS 141(R) will be effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except for accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would be subject to SFAS 141(R). Early adoption is not permitted.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008, on a prospective basis.

The Company has elected to apply the fair value option to certain available-for-sale bonds backing certain actuarial liabilities. The actuarial liabilities are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. This fair value election will reduce income volatility. The adoption of SFAS 159 will result in an immaterial adjustment to retained earnings as at January 1, 2008 representing unrealized gains recorded in OCI on the bonds currently classified as available-for-sale.

Fair value measurements

In September 2006, the FASB issued Statement of Financial Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. SFAS 157 also requires expanded disclosures about fair value measurements. SFAS 157 will be applicable for the Company’s financial statements on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 157 on the consolidated financial statements.

j)	Recent U.S. GAAP Accounting and Reporting Changes

Offsetting of amounts related to certain derivative contracts

In April 2007, the FASB issued FASB Staff Position FIN39-1, “Amendment of FASB Interpretation No. 39” to amend the reporting standards for offsetting amounts related to derivative instruments with the same counterparty. FSP FIN39-1 specifies that an entity that has in the past elected to offset fair value of derivative assets and liabilities may change its policy election. This guidance is effective for the Company’s fiscal year beginning January 1, 2008, but the Company early adopted it in the fiscal quarter ended December 31, 2007. The Company changed its reporting policy from net to gross balance sheet presentation of offsetting derivative balances with the same counterparty, in order to conform its U.S. GAAP presentation to its Canadian GAAP presentation. This reporting policy change was applied retrospectively, resulting in increase of derivative assets equally offset by increase of derivative liabilities at December 31, 2007 and December 31, 2006 of $741 and $592, respectively. Derivative assets are located in other assets, and derivative liabilities are located in other liabilities, in the Condensed Consolidating Balance Sheets above.

Accounting for defined benefit retirement plans’ funded status

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123R” (“SFAS 158”). SFAS 158 requires the Company to recognize in its Consolidated Balance Sheets either an asset for a defined benefit postretirement plan’s overfunded status or a liability for its underfunded status. Changes in the funded status of a defined benefit postretirement plan are recognized in comprehensive income in the year the changes occur. The guidance was effective for the Company at December 31, 2006. As a result of the Company’s adoption of SFAS 158 as at December 31, 2006, the Company recorded pre-tax other comprehensive income of $106 to recognize the additional funded status of its defined benefit pension and other post-retirement benefit plans not previously recognized.

2007 Annual Report	109

Accounting for leveraged leases

In July 2006, the FASB issued FASB Staff Position No. 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. The pronouncement was effective for the Company’s fiscal year beginning January 1, 2007 and transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $106.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The standard was effective for the Company’s fiscal year beginning January 1, 2007 and the adoption did not have a material impact on the consolidated financial statements.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets. SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives. Use of this fair value option requires changes in fair value of the financial instrument be recorded in income. SFAS 155 was effective for all instruments acquired, issued or subject to a re-measurement event occurring on or after January 1, 2007. The adoption of SFAS 155 did not have a material impact on the consolidated financial statements.

Consolidation accounting for limited partnerships

In July 2005, the Emerging Issues Task Force issued EITF No. 04-5 – “Investor’s Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership and should consolidate it, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause) or have substantive participating rights (defined as the ability to be actively involved in managing the partnership) or the partnership is a VIE, in which case VIE consolidation accounting rules should be followed. As a result of adopting EITF 04-5 on January 1, 2006, the Company consolidated three partnerships. Consolidation of two partnerships into the Company’s general fund as at December 31, 2006, resulted in increased invested assets of $149 and increased non-controlling interest in subsidiaries of $149. Consolidation of one partnership into the Company’s separate accounts as at December 31, 2006 resulted in increased separate account assets and liabilities of $67 and $67, respectively.

Deferred acquisition costs

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and charged off to expense. This guidance was effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis. Retrospective adoption was not permitted. Adoption of SOP 05-1 resulted in a reduction of previously deferred acquisition costs of $59, offset against retained earnings as at January 1, 2007.

Note 24    ^    Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation.

110	2007 Annual Report

Source of Earnings

Manulife Financial uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools in understanding and managing the Company’s business. The SOE is prepared in accordance with regulatory guidelines prepared by the Canadian regulator, OSFI (Office of the Superintendent of Financial Institutions), and in accordance with draft guidelines prepared by the Canadian Institute of Actuaries. The SOE attributes earnings to one of seven categories: expected profit from in-force business; the impact of new business; experience gains or losses comparing actual to expected outcomes; the impact of management actions and changes in assumptions; earnings on surplus funds; other; and the cost of taxes. In aggregate, these elements explain the $4,302 million in shareholders’ net income in 2007.

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income businesses and the expected annual pre-tax income on fee businesses. PfADs represent additional amounts held in excess of the expected cost of discharging policy obligations to provide a margin of conservatism. These amounts are released over time as the Company is released from the risk associated with the policy obligations.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by the conservative PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year.

Experience gains or losses arise from items such as claims, policy persistency, fee income and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. It also includes the experience gains or losses associated with actual investment returns differing from those expected on assets supporting the liabilities. For the majority of businesses, the expected future investment returns underlying the valuation are updated quarterly for investment market movements and this impact is also included in the experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period. The Company believes its expected assumptions are prudent. This is consistent with a history of favourable overall experience variances.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business. All changes in methods or assumptions impacting the policy liabilities are reported in the Corporate and Other (“Corporate”) segment with a total consolidated impact of negative $32 million in 2007 and positive $67 million in 2006. Note 6 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact includes the impact of updating the expected future investment returns underlying the valuation for the current year movement in market interest rates and equity markets, to the extent businesses do not fully update such expected future investment returns on a quarterly basis. The income impact of changes in the Conditional Tail Expectation (“CTE”) level of segregated fund guarantee reserves is also shown on this line. CTE is a measure of unfavourable economic scenarios that generate large losses.

Material management action items reported in the Corporate segment in 2007 include the adoption in China of a revised method with respect to the recognition of profits on participating insurance and completion of the CICA Handbook Section 3855 (“Section 3855”) asset realignment. Management action items reported in the Corporate segment in 2006 are the integration expenses associated with the John Hancock acquisition.

Management action gains reported in business segments are primarily driven by the impact of any product repricings and/or restructuring, and the impact of any changes to the CTE level on segregated fund guarantee reserves in both years (total pre-tax gain across businesses of $126 million in 2007 and loss across businesses of $27 million in 2006).

Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories. Current year earnings on surplus were higher than prior year partially as a result of the Section 3855 current year change in accounting.

Other represents pre-tax earnings items not included in any other line of the SOE, including minority interests and any earnings not otherwise explained in the SOE and a tax adjustment. The tax adjustment is the tax amount relating to par income included in the income taxes line.

Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.

Manulife Financial’s shareholders’ net income increased to $4,302 million in 2007 from $3,985 million the previous year.

2007 Annual Report	111

For the year ended December 31, 2007 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Expected profit from in-force business	$576	$1,058	$705	$612	$217	$81	$3,249
Impact of new business	(70)	(152)	(37)	(15)	(12)	–	(286)
Experience gains	320	201	299	237	84	218	1,359
Management actions and changes in assumptions	39	105	83	17	7	(132)	119
Earnings on surplus funds	295	303	352	175	74	51	1,250
Other	(25)	(10)	27	4	(1)	(7)	(12)
Income before income taxes	$1,135	$1,505	$1,429	$1,030	$369	$211	$5,679
Income taxes	(380)	(405)	(326)	(172)	(106)	12	(1,377)
Net income attributed to shareholders	$755	$1,100	$1,103	$858	$263	$223	$4,302

For the year ended December 31, 2006 (Canadian $ in millions)	U.S. Insurance	U.S. Wealth Management	Canadian Division	Asia and Japan Division	Reinsurance Division	Corporate and Other	Total
Expected profit from in-force business	$559	$950	$691	$542	$243	$85	$3,070
Impact of new business	(8)	(165)	(25)	(1)	(19)	–	(218)
Experience gains	117	522	258	234	99	204	1,434
Management actions and changes in assumptions	7	(14)	(14)	–	3	60	42
Earnings on surplus funds	260	307	326	128	79	(87)	1,013
Other	–	(20)	(5)	21	(2)	16	10
Income before income taxes	$935	$1,580	$1,231	$924	$403	$278	$5,351
Income taxes	(313)	(444)	(250)	(190)	(109)	(60)	(1,366)
Net income attributed to shareholders	$622	$1,136	$981	$734	$294	$218	$3,985

112	2007 Annual Report

Embedded Value

Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods is used by Manulife management as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure and does not have a standard definition.

Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.

As at December 31, 2007, Manulife’s embedded value was $32.8 billion, an increase of $0.4 billion over December 31, 2006.

The actual value of the Company (from an investor’s perspective) is measured by the value of the Company’s shares on any particular day. In valuing the Company’s shares, investors take into account the value of shareholders’ equity and the in-force business, as well as the value of future business (i.e., the franchise value) and other considerations. During the fourth quarter, the Company’s market value, measured by its market capitalization, ranged from $58.7 billion to $66.8 billion. Normally, the embedded value of a company is less than its market value because the embedded value excludes the value of future business.

Embedded Value

For the years ended December 31, (Canadian $ in millions unless otherwise stated)	2007	2006
Embedded value as at January 1	$32,371	$29,015
Interest on embedded value	2,596	2,336
New business	2,189	1,914
Experience variances and changes in actuarial assumptions	2,826	1,956
Embedded value before discount rate, currency and capital movements	$39,982	$35,221
Discount rate changes	1,003	(433)
Currency	(4,887)	153
Common shareholder dividends	(1,341)	(1,133)
Other capital movements[1]	(1,958)	(1,437)
Embedded value as at December 31	$32,799	$32,371
Embedded value per share	$21.85	$20.92
Annual growth rate in embedded value (before impact of discount rate, currency and capital changes)	24%	21%

[1]	Includes share repurchases and option exercises.

The embedded value can be reconciled to the financial statements as follows:

As at December 31, (Canadian $ in millions)	2007	2006
Shareholders’ equity on balance sheet (excludes preferred shares)	$23,615	$24,876
Fair value adjustments	44	1,431
Goodwill and (post-tax) intangibles	(7,743)	(8,571)
Value of shareholders’ net equity	$15,916	$17,736
Pre-tax value of expected profit embedded in CGAAP policy liabilities (reported actuarial provision for adverse deviation – PfAD)[2]	$33,170	$30,712
Adjustments:
Value of additional policy margins not captured in actuarial PfAD	2,955	2,456
Taxes	(10,152)	(9,653)
Converting discount rates from valuation rates to higher cost of capital adjusted discount rates	(5,703)	(4,878)
Cost of locked-in capital	(3,387)	(4,002)
Value of in-force business	$16,883	$14,635
Embedded value	$32,799	$32,371

[2]	The reported actuarial PfAD includes non-capitalized segregated fund margins.

2007 Annual Report	113

The principal economic assumptions used in the embedded value calculations in 2007 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.00%	8.25%	9.00%	6.50%
Risk premium	4.0%	4.0%	5.0%	5.0%
Equity return	8.00%	8.25%	9.00%	6.50%
Inflation	2.0%	2.0%	2.0%	0.0%
Income tax rate	34%	35%	17.5%	36%
Foreign exchange rate	n/a	0.9881	0.1267	0.0088

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 8.2 per cent.

Surplus assets are projected forward at a pretax market return of seven per cent for U.S. and Canadian dollar denominated assets, and 3.1 per cent for Yen denominated assets.

Consistent with normal practice, the foreign exchange rates and discount rates are updated each year to reflect prevailing market rates. Other principal assumptions are unchanged with the exception of the surplus yield in Japan. The key assumption changes are summarized below:

Discount Rates	2007	2006	Exchange Rates	2007	2006
Canada	8.00%	8.25%	U.S. Dollar	0.9881	1.1653
U.S.	8.25%	8.75%	Hong Kong Dollar	0.1267	0.1498
Japan	6.50%	6.75%	Japanese Yen	0.0088	0.0098

Surplus Yield	2007	2006
Japan	3.1%	3.5%

Embedded value has been calculated using the financial position of the Company as at September 30, 2007 projected to December 31, 2007, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with those used in the calculation of the actuarial liabilities. Future mortality improvements were recognized in best estimate assumptions on individual insurance business in North America in 2007. This increased embedded value by $225 million. The expected cost of segregated fund guarantees within the policy liabilities is determined using stochastic techniques. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.

114	2007 Annual Report

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2007 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
The Manufacturers Life Insurance Company	100	$15,449	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company
Manulife Holdings (Delaware) LLC	100		Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100		Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100		Michigan, U.S.A.	U.S. based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York
John Hancock Life Insurance Company of New York	100		New York, U.S.A.	Provides group pension, individual annuities and life insurance products in the State of New York
John Hancock Investment Management Services, LLC	95		Massachusetts, U.S.A.	Investment advisor
Manulife Reinsurance Limited	100		Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100		St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100		St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company
Manulife (International) Limited	100		Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51		Shanghai, China	Chinese life insurance company
Manulife Asset Management (Asia) Limited	100		St. Michael, Barbados	Investment advisor
Manulife Asset Management (Hong Kong) Limited	100		Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company
FNA Financial Inc.	100		Toronto, Canada	Holding company
Elliott & Page Limited	100		Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties
Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations
Manulife Life Insurance Company	100		Tokyo, Japan	Japanese life insurance company
MFC Global Investment Management (Japan) Limited	100		Tokyo, Japan	Japanese investment management and advisory company
P.T. Asuransi Jiwa Manulife Indonesia	100		Jakarta, Indonesia	Indonesian life insurance company
P.T. Manulife Aset Manajemen Indonesia	100		Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Vietnam Fund Management Company Limited	100		Ho Chi Minh City, Vietnam	Vietnamese investment management and advisory company marketing mutual funds
Manulife Insurance (Thailand) Public Company Limited	97.9		Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	100		Bangkok, Thailand	Investment management
MFC Global Fund Management (Europe) Limited	100		London, England	Holding company
MFC Global Investment Management (Europe) Limited	100		London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100		Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100		Burlington, Ontario	Insurance broker
Berkshire Investment Group Inc.	100		Burlington, Ontario	Mutual fund dealer
Berkshire Securities Inc.	100		Burlington, Ontario	Holding company
MFC Global Investment Management (U.S.A.) Limited	100		Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100		Singapore	Asset management

2007 Annual Report	115

As at December 31, 2007 (Unaudited, Canadian $ in millions)	Ownership Percentage	Equity Interest	Address	Description
MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company
John Hancock Holdings (Delaware) LLC	100	$8,804	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S. based financial services company that offers a diverse range of financial protection products and wealth management services
John Hancock Variable Life Insurance Company	100		Boston, Massachusetts, U.S.A.	U.S. based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York
P.T. Asuransi Jiwa John Hancock Indonesia	96.2		Jakarta, Indonesia	Indonesian life insurance company
John Hancock Subsidiaries LLC	100		Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100		McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100		Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group LLC	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Funds LLC	100		Boston, Massachusetts, U.S.A.	Mutual fund company
Hancock Natural Resource Group, Inc.	100		Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock International Holdings, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
Manulife Insurance (Malaysia) Berhad	45.8		Kuala Lumpur, Malaysia	Malaysian life insurance company
John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company
John Hancock Tianan Life Insurance Company	50		Shanghai, China	Chinese life insurance company

116	2007 Annual Report

Board of Directors

Current as at March 18, 2008

Arthur R. Sawchuk

Chairman

Manulife Financial

Toronto, ON, Canada

Director Since: 1993[1]

Gail C.A. Cook-Bennett

Chair

Canada Pension Plan Investment Board

Toronto, ON, Canada

Director Since: 1978[1]

Dominic D’Alessandro

President and Chief Executive Officer

Manulife Financial

Toronto, ON, Canada

Director Since: 1994[1]

John M. Cassaday

President and Chief Executive Officer

Corus Entertainment Inc.

Toronto, ON, Canada

Director Since: 1993[1]

Lino J. Celeste

Corporate Director

Saint John, NB, Canada

Director Since: 1994[1]

Thomas P. d’Aquino

Chief Executive and President

Canadian Council of Chief Executives

Ottawa, ON, Canada

Director Since: 2005[1]

Richard B. DeWolfe

Managing Partner

DeWolfe & Company, LLC

Milton, MA, U.S.A.

Director Since: 2004[1]

Robert E. Dineen, Jr.

Of Counsel

Shearman & Sterling

New York City, NY, U.S.A.

Director Since: 1999[1]

Pierre Y. Ducros

President

P. Ducros & Associates Inc.

Montreal, QC, Canada

Director Since: 1999[1]

Allister P. Graham

Corporate Director

Toronto, ON Canada

Director Since: 1996[1]

Scott M. Hand

Retired Chairman and

Chief Executive Officer

Inco Limited

Toronto, ON Canada

Director Since: 2007[1]

Luther S. Helms

Managing Partner

Sonata Capital Group

Scottsdale, AZ U.S.A.

Director Since: 2007[1]

Thomas E. Kierans

Chair of Council and Vice President

Social Sciences and Humanities

Research Council

Toronto, ON, Canada

Director Since: 1990[1]

Lorna R. Marsden

President Emerita and Professor

York University

Toronto, ON, Canada

Director Since: 1995[1]

Hugh W. Sloan, Jr.

Deputy Chairman

Woodbridge Foam Corporation

Troy, MI, U.S.A.

Director Since: 1985[1]

Gordon G. Thiessen

Chair

Canadian Public Accountability Board

Ottawa, ON, Canada

Director Since: 2002[1]

[1]	“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company.

Corporate Officers

Current as at March 18, 2008

Executive Committee:

Dominic D’Alessandro

President and Chief Executive Officer

Diane M. Bean

Executive Vice President,

Corporate Affairs and Human Resources

Jean-Paul (J-P.) Bisnaire

Senior Executive Vice President,

Business Development and

General Counsel

James R. Boyle

Executive Vice President, U.S. Insurance

Robert A. Cook

Senior Executive Vice President and

General Manager, Asia and Japan

Joseph M. Cooper

Executive Vice President and

Chief Information Officer

Simon R. Curtis

Executive Vice President and

Chief Actuary

John D. DesPrez III

Senior Executive Vice President,

John Hancock Financial Services

J. Roy Firth

Executive Vice President,

Individual Wealth Management

Donald A. Guloien

Senior Executive Vice President and

Chief Investment Officer

Beverly S. Margolian

Executive Vice President and

Chief Risk Officer

Hugh C. McHaffie

Executive Vice President,

U.S. Wealth Management

Paul L. Rooney

Senior Executive Vice President and

General Manager, Canada

Peter H. Rubenovitch

Senior Executive Vice President and

Chief Financial Officer

Warren A. Thomson

Executive Vice President, U.S. Investments and Global Investment Management

Management Committee

(includes members of Executive Committee plus):

Craig R. Bromley

Executive Vice President and

General Manager, Japan

Richard J. Brunet

Executive Vice President, Group Benefits

Robert T. Cassato

Executive Vice President, Distribution and

President, Wood Logan

Jonathan Chiel

Executive Vice President and

General Counsel, John Hancock

Marc Costantini

Executive Vice President,

John Hancock Annuities

Michael J. Doughty

Executive Vice President,

Individual Insurance, Canadian Division

Steven A. Finch

Executive Vice President,

John Hancock Life Insurance

Philip J. Hampden-Smith

Executive Vice President and General Manager, South East Asia Operations

Marianne Harrison

Executive Vice President and

General Manager,

John Hancock Long Term Care

Scott S. Hartz

Executive Vice President, U.S. Investments

Michael E. Huddart

Executive Vice President and

General Manager, Hong Kong

J. Alex F. Macdonald

Executive Vice President,

Canadian Investments and

Global Investment Strategy

Katherine M. MacMillan

Executive Vice President,

John Hancock Retirement Plan Services

Stephen R. McArthur

Executive Vice President and

General Manager, Reinsurance

Marc H. Sterling

Executive Vice President,

Regional Operations, Asia

Lynda D. Sullivan

Executive Vice President and Controller

2007 Annual Report	117

Office Listings

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 926-3000

Canadian Division

Head Office

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: (519) 747-7000

Group Benefits

380 Weber Street North

P.O. Box 1650

Waterloo, ON

Canada N2J 4V7

Tel: 1-800-268-6195

Group Saving and Retirement Services

25 Water Street

P.O. Box 396

Waterloo, ON

Canada N2J 4A9

Tel: 1-888-727-7766

Manulife Mutual Funds

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 581-8300

1-800-363-6647

Manulife Bank of Canada

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: (519) 747-7000

Manulife Securities International Ltd.

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: (519) 747-7000

Affinity Markets

2 Queen Street East

Toronto, ON

Canada M5C 3G7

1-800-668-0195

U.S. Division

John Hancock Financial

Head Office and

U.S. Wealth Management

601 Congress Street

Boston MA 02210

U.S.A.

Tel: (617) 663-3000

U.S. Insurance

197 Clarendon Street

Boston MA 02116

U.S.A.

Tel: (617) 572-6000

Asia and Japan Division

Head Office

48/F., Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel: (852) 2510-5888

Japan

Manulife Life Insurance Company

4-34-1, Kokuryo-cho

Chofu-shi, Tokyo

Japan 182-8621

Tel: (81-4) 2489-8080

China

Manulife-Sinochem Life Insurance Co. Ltd.

21/F., Jin Mao Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: (86-21) 5049-2288

Hong Kong

Manulife (International) Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: (852) 2510-5600

Manulife Provident Funds Trust Company Limited

36/F., Manulife Tower

169 Electric Road

North Point

Hong Kong

Tel: (852) 2510-5600

Manulife Asset Management (Hong Kong) Limited

47th Floor

Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel: (852) 2510-3388

Indonesia

PT. Asuransi Jiwa Manulife Indonesia

Jl. Pegangsaan Timur No. 1A

Jakarta 10320

Indonesia

Tel: (62-21) 2355 9966

Malaysia

Manulife Insurance (Malaysia) Berhad

12th Floor Menara Manulife RB

Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur

Tel: (03) 2719-9228

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.

LKG Tower

6801 Ayala Avenue

1226 Makati City

Philippines

Tel: (63-2) 884-5433

Singapore

Manulife (Singapore) Pte Ltd.

491B River Valley Road

#07-00 Valley Point

Singapore 248373

Tel: (65) 6737-1221

Taiwan

Manulife Taiwan

2/F., 89 Sungren Road

Taipei 110

Taiwan

Tel: (886-2) 2757-5888

Thailand

Manulife Insurance (Thailand) Public Co. Ltd.

364/30 Sri Ayudhaya Road

Rajthevi

Bangkok 10400

Thailand

Tel: (66) 2246-7650

Vietnam

Manulife (Vietnam) Limited

Manulife Plaza,

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: (84-8) 416-6888

Reinsurance Division

Manulife Reinsurance

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 926-3000

Manulife Reinsurance –

John Hancock U.S.A.

200 Clarendon Street, T-22

Boston, MA 02116

U.S.A.

Tel: (617) 572-6000

Manufacturers P&C Limited

Manulife Place, Bishop’s Court Hill

Collymore Rock, St. Michael

Barbados, West Indies BB14004

Tel: (246) 228-4910

Manulife Reinsurance – Europe

Theodor-Heuss-Ring 1

50668 Cologne, Germany

Tel: 011-49-221-973-1850

International Group Program

200 Clarendon Street, T-22

Boston, MA 02116

U.S.A.

Tel: (617) 572-6000

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels, Belgium

Tel: (32) (02) 775-2951

International Group Program – Asia

491B River Valley Road, #07-00

Singapore 248373

Tel: (65) 6833-8995

International Group Program – Japan

2F Manulife Place Akasaka

2-21-25 Akasaka, Minato-ku

Tokyo 107-0052 Japan

Tel: (81)(3)3589-5031

Investment Division

MFC Global Investment Management (Canada) Limited

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 926-6262

MFC Global Investment Management (Europe) Limited

5th Floor, 10 King William Street

London, EC4N 7TW

England

Tel: (44-20) 7256-3500

MFC Global Investment Management (U.S.), LLC

101 Huntington Avenue

Boston, MA 02199

U.S.A.

Tel: (617) 375-1700

MFC Global Investment Management (Japan) Limited

Kyobashi TD Building 7F

1-2-5, Kyobashi,

Chuo-ku, Tokyo

Japan 104-0031

Tel: (81-3) 5204-5545

Manulife Asset Management (Hong Kong) Limited

47th Floor

Manulife Plaza

The Lee Gardens

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: (852) 2910-2600

Manulife Capital

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: (416) 926-5727

Mortgage Division

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 1-800-286-1909 (Canada)

1-800-809-3082 (U.S.A.)

NAL Resources

Management Limited

550 6th Avenue S.W.

Calgary, AB

Canada T2P 0S2

Tel: (403) 294-3600

Real Estate Division

250 Bloor Street East

8th Floor

Toronto, ON

Canada M4W 1E5

Tel: (416) 926-5500

Declaration Management and Research LLC

1800 Tysons Boulevard

Suite 200

McLean, VA 22102-4263

U.S.A.

Tel: (703) 749-8200

Hancock Natural Resource Group

99 High Street, 26th Floor

Boston, MA 02110-2320

U.S.A.

Hancock Timber Resource Group

Tel: (617) 747-1600

Hancock Agricultural Investment Group

Tel: (617) 747-1601

118	2007 Annual Report

Shareholder Information

Manulife Financial
Corporation Head Office

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone (416) 926-3000

Fax: (416) 926 – 5454

Web site: www.manulife.com

Annual Meeting of
Shareholders

Shareholders are invited to attend
the annual meeting of Manulife
Financial Corporation to be held
on May 08, 2008 at 11:00 a.m. in
the International Room at 200
Bloor Street East, Toronto, ON,
Canada M4W 1E5

Stock Exchange Listings

Manulife Financial Corporation’s
common shares are listed on:

The Toronto Stock Exchange (MFC)

New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong
(0945)

Philippine Stock Exchange (MFC)

Investor Relations

Institutional investors, brokers,
security analysts and other
investors requiring financial
information may contact our
Investor Relations Department or
access our Web site at
www.manulife.com.

Fax: (416) 926-6285

E-mail:
investor_relations@manulife.com

Shareholder Services

For details about services available
to you, or for information or
assistance regarding your
shareholdings, including changes
of address or ownership, direct
deposit of dividends (Canada,
United States and Hong Kong),
lost certificates, to eliminate
duplicate mailings of shareholder
material or to receive shareholder
material electronically, please
contact our Transfer Agents

If you have an issue which
cannot be dealt with by our
local transfer agents, please
contact Manulife’s Shareholder
Services department by calling
toll free (within North America)
to 1-800-795-9767, from outside
North America dial
416-926-3000, ext 21022; via
fax: 416-926-3503 or via e-mail
at shareholder_services
@manulife.com

Transfer Agent in Canada

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street
Postal Station Toronto, ON

Canada M5C 2W9

Local: 416-643-6268

Toll Free: 1-800-783-9495

Fax: 1-877-713-9291

E-mail: inquiries@cibcmellon.com

On-line: www.cibcmellon.com

CIBC Mellon offices are also
located in Montreal, Halifax,
Vancouver and Calgary.

Transfer Agent in the
United States

BNY Mellon Shareowner Services

480 Washington Blvd.

Jersey City, NJ 07310 USA

Or

P.O. Box 358015

Pittsburgh, PA

15252-8015 U.S.A.

Telephone: 1-800-249-7702 E-mail: shrrelations@bnymellon.com

On-line: www.bnymellon.com/shareowner/isd

Transfer Agent in
Hong Kong

Computershare Hong Kong
Investor Services Limited

Rooms 1806-1807

18th Floor Hopewell Centre

183 Queen’s Road East Wanchai,
Hong Kong

Telephone: Registered Holders:
(852) 2862–8555

Ownership Statement Holders:
(852) 2288-8346

Transfer Agent in the Philippines

The Hongkong and Shanghai
Banking Corporation Limited

Stock Transfer Department

11/F The Enterprise Center,

Tower I, 6766 Ayala Avenue, cor
Paseo de Roxas, Makati City 1200
Philippines

Telephone: (632) 830-5438

Auditors

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

Common Share Trading Summary

	Toronto (Canadian $)	New York (U.S. $)	Hong Kong (Hong Kong $)	Philippines (Philippines Pesos)
Year 2007
Fourth Quarter
High	$44.23	$46.93	$360.20	PHP 1,970
Low	$38.67	$39.11	$307.00	PHP 1,600
Close	$40.57	$40.75	$317.40	PHP 1,620

Third Quarter
High	$41.50	$41.35	$318.00	PHP 1,805
Low	$36.37	$33.69	$265.00	PHP 1,625
Close	$41.01	$41.26	$317.00	PHP 1,780

Second Quarter
High	$41.10	$37.79	$295.00	PHP 1,710
Low	$38.08	$34.37	$269.00	PHP 1,620
Close	$39.84	$37.32	$289.00	PHP 1,685

First Quarter
High	$41.49	$35.45	$276.00	PHP 1,670
Low	$38.05	$32.43	$257.00	PHP 1,580
Close	$39.70	$34.45	$268.00	PHP 1,640

Year 2006
Fourth Quarter
High	$39.80	$34.48	$265.00	PHP 1,680
Low	$35.35	$31.12	$246.00	PHP 1,560
Close	$39.35	$33.79	$258.00	PHP 1,620

Third Quarter
High	$37.30	$33.27	$257.00	PHP 1,670
Low	$34.39	$29.95	$246.00	PHP 1,500
Close	$36.00	$32.26	$253.00	PHP 1,610

Second Quarter
High	$37.32	$33.63	$290.00	PHP 2,000
Low	$33.83	$30.05	$241.00	PHP 1,580
Close	$35.37	$31.77	$251.00	PHP 1,690

First Quarter
High	$37.56	$32.71	$253.00	PHP 1,640
Low	$33.96	$29.04	$227.00	PHP 1,533
Close	$36.63	$31.39	$249.00	PHP 1,605

Note: On June 2, 2006 Manulife issued a stock dividend which had the same effect as a 2 for 1 stock split. Trading statistics prior to Q2 2006 have been restated on a post split basis.

Common Share Dividends

Canadian ($)	Record Date	Payment Date	Per Share Amount
Year 2007
Fourth Quarter	February 27, 2008	March 19, 2008	$0.240
Third Quarter	November 19, 2007	December 19, 2007	$0.240
Second Quarter	August 20, 2007	September 19, 2007	$0.220
First Quarter	May 15, 2007	June 19, 2007	$0.220

Year 2006
Fourth Quarter	February 26, 2007	March 19, 2007	$0.200
Third Quarter	November 15, 2006	December 19, 2006	$0.200
Second Quarter	August 16, 2006	September 19, 2006	$0.175
First Quarter	May 16, 2006	June 19, 2006	$0.175

Note: On June 2, 2006 Manulife issued a stock dividend which had the same effect as a 2 for 1 stock split. Dividend rates prior to Q2 2006 have been restated on a post split basis.

2007 Annual Report	119

Our Vision

www.manulife.com

Manulife
Bike
Hike
for Heart

Allie McInnis, age 3, daughter of a Manulife employee, participating in the 2007 Manulife Bike & Hike for Heart.

Commitment to the Global Community

In 2007, Manulife Financial donated more than $25 million to assist more than 600 non-profit organizations around the world. Our support focused on community-building in four main areas: health care, education, community service and local volunteering.

In addition, 18,000 Manulife employees donated more than 58,000 hours of their time to support community partners in numerous ways, including running, rowing or walking for health-related charities, mentoring students, building houses, planting trees and participating in blood drives.

To find out more visit **www.manulife.com/community**

Manulife Financial Corporation

Annual Meeting of Shareholders

Manulife Financial Annual Report available on-line at www.manulife.com

We encourage shareholders to help our environment and reduce paper use by signing up to receive documents electronically. For details about electronic document delivery or more information about other e-services, please contact our local stock transfer agents listed on the inside back cover of this report.

Manulife Financial and the block design are registered service marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates, including Manulife Financial Corporation.

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